    As filed with the Securities and Exchange Commission on April 12, 2001
                                                     Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                           Riverstone Networks, Inc.
            (Exact name of Registrant as specified in its charter)

                                --------------

             Delaware                              3576                             95-4596178
   (State or other jurisdiction          (Primary Standard Industrial              (I.R.S. Employer
 of incorporation or organization)        Classification Code Number)             Identification No.)

                                --------------

                          5200 Great America Parkway
                         Santa Clara, California 95054
                                (408) 878-6500
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                Romulus Pereira
                     President and Chief Executive Officer
                           Riverstone Networks, Inc.
                          5200 Great America Parkway
                         Santa Clara, California 95054
                                (408) 878-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                --------------

     The Commission is requested to mail copies of all orders, notices and communications to:

                              David A. Fine, Esq.
                                 Ropes & Gray
                            One International Place
                          Boston, Massachusetts 02110
                                (617) 951-7000

                                --------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                                          Proposed Maximum
                                                         Proposed Maximum    Aggregate
        Title of Each Class of           Amount to be     Offering Price      Offering          Amount of
     Securities to Be Registered          Registered       Per Share(1)       Price(1)     Registration Fee(2)
--------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per
 share...............................  27,217,810 shares      $1.07         $29,066,313          $7,267
--------------------------------------------------------------------------------------------------------------

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(1)  The Proposed Maximum Aggregate Offering Price and the Proposed Maximum
     Aggregate Offering Price Per Share have been estimated pursuant to Rule 457(a) solely for the purpose of determining the Registration Fee. The repurchase price for each option subject to this registration statement equals 20% of the option exercise price per share underlying such option multiplied by the number of shares subject to such option, plus interest at the rate of 10% per year from the date of grant until the rescission offer expires. The options subject to this registration statement, which remained outstanding as of April 6, 2001, have an aggegate exercise price of $133,175,970 and a weighted average exercise price of $4.89 per share. These figures multiplied by 20% yield an aggegate result of $26,635,194 or $0.98 per share. The registrant has made a bona fide estimate that the Proposed Maximum Aggregate Offering Price includes $2,431,119 of interest, or an average of $0.09 per share underlying the options.
(2) Pursuant to Rule 457(p), $4,875 of the registration fee paid by Riverstone Networks, Inc. in connection with its registration statement on Form S-1 originally filed on September 18, 2000, Registration Number 333-45958, which relates to 1,500,000 shares offered under such registration statement which remained unsold after the completion of the offering subject thereto has been offset against the Registation Fee for this registration statement. Accordingly a fee of $2,392 has been paid.

                                --------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The Securities and Exchange Commission and state securities regulators have   +
+not approved or disapproved these securities, or determined if this           +
+prospectus is truthful or complete. Any representation to the contrary is a   +
+criminal offense.                                                             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED         , 2001

PROSPECTUS

                                     [LOGO]

                                RESCISSION OFFER

             OPTIONS TO PURCHASE 27,217,810 SHARES OF COMMON STOCK

  Riverstone Networks, Inc. is a provider of Internet infrastructure equipment to service providers in the metropolitan area network. Our principal executive offices are located at 5200 Great America Parkway, Santa Clara, California 95054, (408) 878-6500.

  Our common stock is quoted on The Nasdaq National Market under the symbol
RSTN. On           , 2001, the lasted reported per share sale price for our
common stock on The Nasdaq National Market was $    per share.

THE RESCISSION OFFER:

  We have granted options to purchase shares of our common stock to our employees and to employees of Cabletron Systems, Inc. and its affiliates and to our consultants and advisors. We are offering to repurchase outstanding options to purchase 27,217,810 shares of our common stock granted prior to February 22, 2001 from those persons who resided in California at the time of grant.

  The repurchase price for each unexercised option subject to our rescission offer will be 20% of the option exercise price per share multiplied by the number of shares subject to such option, plus interest at the rate of 10% per year from the date of grant until the rescission offer expires. For example, if an employee elected to rescind an option to purchase 10,000 shares at an exercise price of $3.50 per share which was granted on July 1, 2000 and the rescission offer period expired on July 1, 2001, he or she would receive $7,700, representing a payment of $7,000 for the rescinded options, or $.70 per share underlying the option, and $700 of interest.

  We are making this offer on the terms and conditions set forth in this prospectus and the accompanying letter of offer to repurchase options and
letter of transmittal. Our rescission offer will remain open until        ,
2001, 30 days from the date of this prospectus.

  See "Risk Factors" beginning on page 9 for a discussion of certain matters that should be considered in connection with your decision to accept or decline our rescission offer.


               The date of this prospectus is             , 2001

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Questions and Answers About our Rescission Offer.........................   3
Prospectus Summary.......................................................   5
Corporate Information....................................................   6
Our Separation From Cabletron............................................   7
Rescission Offer.........................................................   8
Risk Factors.............................................................   9
Special Note About Forward-Looking Statements............................  22
Dividend Policy..........................................................  23
Price Range of Common Stock..............................................  23
Capitalization...........................................................  24
Selected Consolidated Financial Data.....................................  26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  27
Business.................................................................  36
Management...............................................................  49
Relationships with Cabletron and its Affiliates and with the Strategic
 Investors...............................................................  61
Stock Ownership..........................................................  71
Description of Capital Stock.............................................  73
Our Rescission Offer.....................................................  75
Shares Eligible for Future Sale..........................................  78
Experts..................................................................  80
Where You Can Find More Information......................................  80
Index to Financial Statements............................................ F-1

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are making this rescission offer only in jurisdictions where it is permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any repurchase under the rescission offer.

                QUESTIONS AND ANSWERS ABOUT OUR RESCISSION OFFER

Q: Why are you making the rescission offer?

A: We have granted options to purchase shares of our common stock to our employees and to employees of Cabletron and its affiliates and to our consultant and advisors. As a result of the nature of the persons who received these options and the vesting provisions of these options, we may have violated the California state securities laws because we did not qualify options granted prior to February 22, 2001 under California state securities laws. The rescission offer is intended to address these compliance issues by allowing holders of options granted prior to February 22, 2001 who resided in California at the time of the applicable option grant to sell those options back to us.

Q: Can I accept the rescission offer in part?

A: You can accept the rescission offer in part to the extent you have received multiple option grants. For example, you can accept the rescission offer with respect to one grant by returning the option certificate evidencing that grant. However, you must make one determination with respect to an individual grant represented by one option certificate.

Q: What will I receive if I accept the rescission offer?

A: If you accept our rescission offer, we will repurchase the unexercised option held by you and granted prior to February 22, 2001 at 20% of the option exercise price per share multiplied by the number of shares subject to such option, plus interest at the rate of 10% per year from the date of grant until the rescission offer expires. For example, if you elected to rescind an option to purchase 10,000 shares at an exercise price of $3.50 per share which was granted July 1, 2000 and the rescission offer period expired on July 1, 2001, you would receive $7,700, representing a payment of $7,000 for the rescinded option, or $.70 per share underlying the option, and $700 of interest.

Q: What will happen if I do not accept the rescission offer before the expiration date?

A: If you do not accept the rescission offer, you will retain ownership of the options you were granted and not receive any cash for those options in connection with the rescission offer. Any options you retain will continue to be subject to the terms and conditions of their original grant, evidenced by your option certificate and the plan under which they were granted. Any shares issuable upon the exercise of your options will be registered under the Securities Act of 1933, as amended, and will be fully tradeable under the Securities Act (unless you are an affiliate of Riverstone within the meaning of Rule 144 of the Securities Act) but will remain subject to any applicable terms and conditions of the original option certificate and plan under which they were granted.

Q: When does the rescission offer expire?

A: Our rescission offer expires       , 2001, 30 days after the date of this
   prospectus.

Q: What do I need to do now to accept the rescission offer?

A: You should complete, sign and date the accompanying letter of transmittal and return it to Mellon Investor Services, who is serving as depositary for our rescission offer, together with the option certificate or certificates for the options you want us to repurchase, prior to the expiration date. You may send the letter of transmittal and option certificate or certificates to the address specified in the letter of transmittal either by hand delivery, registered or certified mail or overnight carrier.

Q: What happens if I do not return my letter of transmittal?

A: If we do not receive your letter of transmittal before the expiration date of our rescission offer, you will be deemed to have rejected our offer.

Q: Can I change my mind after I have mailed my signed letter of transmittal?

A: Yes. You can change your decision about accepting or rejecting our rescission offer at any time before the expiration date. You can do this by completing and submitting a new letter of transmittal that we receive prior to the expiration of our rescission offer, which letter of transmittal shall supercede all prior letters of transmittal in full. In order for an option grant which you had previously indicated you wished to rescind to be effective, you must so indicate on the new letter of transmittal you are submitting.

Q: Who can help answer my questions?

A: You can call Mellon Investor Services, who is serving as information agent in connection with our rescission offer, at 1-800-550-8475 with any questions about the rescission offer.

                               PROSPECTUS SUMMARY

   You should read the following summary, the more detailed information about us and the rescission offer and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

                           RIVERSTONE NETWORKS, INC.

   We are a leading provider of Internet infrastructure equipment to service providers in the metropolitan area network. Our routers and switches enable service providers to convert optical and electrical bandwidth into differentiated services for their customers. Our products contain advanced service creation features, including bandwidth management and provisioning, accounting and billing, quality of service and content delivery capabilities.

   The bulk of Internet traffic is now produced and consumed within metropolitan areas. At the same time, improved technology is significantly increasing the amount of data that can be transmitted over the network to the end-user. These trends have led to the rise of the metropolitan area network, which encompasses service providers, the Internet infrastructure connecting these service providers with their customers and the Internet backbone. Historically, end-users required only basic bandwidth and connectivity to the Internet. Today, the Internet is an integral part of communication and commerce, creating end-user demand for sophisticated business applications and services. Service providers are seeking to build networks with advanced capabilities to offer these services.

   In most cases, existing infrastructure equipment has not been designed to deliver these advanced services without significantly degrading performance and increasing costs. We believe our products meet the needs of service providers to create and deliver services cost-effectively to their customers in metropolitan area networks. By implementing our advanced functionality in hardware rather than software, we are able to deliver these services without a degradation in performance.

   We sell and market our products directly to customers and through relationships with value-added resellers and original equipment manufacturers. Our customers include building local exchange carriers, content hosting and application service providers and metropolitan service providers, as well as traditional Internet service providers. Our top ten customers by revenue for the period March 1, 2000 to March 3, 2000 were British Telecom, CAIS Internet, Intellispace, Metricom, Soliton Systems, Telia, Telseon, Terabeam, Terayon and Vitts Networks, each accounting for over $2.5 million in revenue for that period. We have entered into a strategic distribution agreement with Tellabs Operations, Inc. that allows Tellabs to resell our products worldwide on a non-exclusive basis.

                             CORPORATE INFORMATION

   We are a majority-owned subsidiary of Cabletron, which owns approximately 86% of the outstanding shares of our common stock. This means that Cabletron is able to control many aspects of our business. On March 28, 2001, Cabletron announced that it has received a private letter ruling from the Internal Revenue Service that the distribution of Cabletron's shares of our common stock to Cabletron's stockholders will be tax-free to Cabletron and its stockholders. The private letter ruling is subject to potential amendments and to compliance with representations made by Cabletron to the Internal Revenue Service. Cabletron will not be able to rely on the ruling if any of the representations or assumptions on which the ruling is based are, or become, incorrect or untrue in any material respect. On March 28, 2001 Cabletron also announced that it anticipated that, subject to prevailing market conditions and other factors, the distribution will be completed within four to seven months from the date of the announcement. Cabletron is not obligated to complete the distribution, and there can be no assurance that the distribution will occur. Cabletron will, in its sole discretion, determine the timing, structure and all terms of its distribution of our common stock that it owns.

   In this prospectus, the terms Riverstone and we refer to Riverstone Networks, Inc. and our subsidiaries, except where it is clear that these terms mean only Riverstone Networks, Inc. Cabletron refers to Cabletron Systems, Inc., Aprisma refers to Aprisma Management Technologies, Inc., Enterasys refers to Enterasys Networks, Inc. and GNTS refers to GlobalNetwork Technology Services, Inc.

   In this prospectus, strategic investors refers to Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C., Integral Capital Partners V, L.P., Integral Capital Partners V Side Fund, L.P., and Morgan Stanley Dean Witter Equity Funding, Inc. and its transferees.

   Riverstone Networks, Enabling Service Provider Infrastructure, and the Riverstone logo are trademarks that we own. All other trademarks or trade names appearing elsewhere in this prospectus are the property of their owners.

   Our executive offices are located at 5200 Great America Parkway, Santa Clara, California 95054. Our telephone number is (408) 878-6500, and our Internet address is http://www.riverstonenet.com. The information on our website is not a part of this prospectus.

                         OUR SEPARATION FROM CABLETRON

   Effective as of June 3, 2000, Cabletron transferred a substantial portion of Cabletron's operating assets and related liabilities to its subsidiaries, Riverstone, Aprisma, GNTS and Enterasys. We have entered into agreements related to the separation of our business operations from Cabletron. These agreements generally provide for:

  . the transfer from Cabletron to us of assets and the assumption by us of liabilities relating to our business; and

  . arrangements governing tax sharing and commercial arrangements among Cabletron, Aprisma, Enterasys, GNTS and us and services that Cabletron will provide us.

   The agreements relating to the separation of our business operations from Cabletron are described more fully in "Relationships with Cabletron and its Affiliates and with the Strategic Investors--Arrangements Between Riverstone and Cabletron and its Affiliates" included elsewhere in this prospectus. The terms of these agreements with Cabletron and its affiliates were established in the context of a parent-subsidiary relationship and may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. The assets and liabilities to be transferred to us are described more fully in our consolidated financial statements and notes to those statements that are included elsewhere in this prospectus.

   We believe that Riverstone will realize benefits from its separation from Cabletron, including:

  . Greater Strategic Focus. We expect that the separation will allow our directors and management to concentrate on developing business and strategic opportunities focused only on our products and customer base.

  . Increased Speed and Responsiveness. Since we will be significantly smaller than Cabletron, we believe that we will be able to make decisions more quickly and assign resources more rapidly and efficiently than we could as a part of a larger organization.

  . Better Incentives for Employees and Greater Accountability. The separation will enable us to offer our employees compensation and incentive programs directly linked to the performance of the Riverstone business and the market performance of our stock, which we expect to enhance our ability to attract, retain and motivate qualified personnel.

  . Direct Access to Capital Markets. As a separate company, we will be able to directly access the capital markets to issue debt or equity securities and to use our securities to facilitate growth through acquisitions.

                               RESCISSION OFFER

   Shares of common stock underlying options subject
    to the rescission offer as of April 6, 2001.............. 27,217,810 shares
   Common stock outstanding.................................. 107,490,205 shares
   Nasdaq National Market stock symbol....................... RSTN

   Unless otherwise indicated, all share and related information in this prospectus:

  . reflects outstanding shares as of March 3, 2001;

  . excludes 35,686,730 shares of common stock reserved for issuance upon the exercise of stock options outstanding as of March 3, 2001 at a weighted average exercise price of $5.01;

  . excludes 104,167 shares of common stock subject to warrants held by the strategic investors;

  . excludes shares of common stock underlying warrants that we may be required to issue upon Cabletron's distribution of our common stock for warrants to purchase shares of Cabletron's common stock held by the strategic investors; and

  . excludes shares of common stock underlying options that we may be required to issue upon Cabletron's distribution of our common stock for options to purchase Cabletron common stock.

   We have granted options to purchase shares of our common stock to our employees and to employees of Cabletron and its affiliates and to our consultants and advisors. As a result of the nature of the persons who received these options and the vesting provisions of these options, we may have violated the California state securities laws because we did not qualify option grants prior to February 22, 2001 under California state securities laws. We are therefor offering to repurchase outstanding options to purchase shares of our common stock granted prior to February 22, 2001 to persons who resided in California at the time of grant. As of April 6, 2001, there were 27,217,810 shares of our common stock underlying such options.

   The repurchase price for each unexercised option subject to our rescission offer will be 20% of the option exercise price per share multiplied by the number of shares subject to such option, plus interest at the rate of 10% per year from the date of grant until the rescission offer expires. This
rescission offer will expire on           , 2001, 30 days after the date of
this prospectus.

   Cabletron has agreed to indemnify us for any amounts paid and expenses incurred in this rescission offer.

   As of the date of this prospectus, we are not aware of any claims for rescission against us.

                                  RISK FACTORS

   You should carefully consider the risks described below before making a decision to accept or reject our rescission offer. Our business, financial condition or results of operations could be harmed by the occurrence of any of the events described in these risks. The trading price of our common stock could decline due to the realization of any of these risks, and you may lose all or part of your investment.

Risks Related to Riverstone

 We have a general history of losses and cannot assure you that we will operate profitably in the future.

   We have not yet achieved profitability, and we cannot be certain that we will realize sufficient revenue to achieve profitability in the future. Our financial data is based on Cabletron's financial statements. For the first nine months of fiscal 2001, from March 1, 2000 to December 2, 2000, we incurred net losses of $59.2 million. During fiscal 2000, we incurred net losses of $37.4 million. We anticipate incurring significant and increasing sales and marketing, product development and general and administrative expenses, requiring us to realize significantly higher revenue to achieve and sustain profitability.

 Our exclusive focus on sales to service provider customers subjects us to risks that may be greater than those for providers with a more diverse customer base.

   Our customers consist of Internet, application, content and metropolitan area service providers and building local exchange carriers, whose businesses depend on the continuing demand for differentiated services by their customers. If this demand does not continue or the Internet does not continue to expand as a widespread communications medium and commercial marketplace, the demand for our products could decline. Our exposure to this risk is greater than other vendors who sell to a more diversified customer base. We believe that there are risks arising from doing business with service providers in these markets that may not be faced by our competitors in their relationships with corporate and other customers, including:

  . any failure of a service provider's service to its customers that it attributes to our products, whether or not our products actually failed, which could lead to substantial negative publicity and undermine our efforts to increase our sales;

  . the low level of brand loyalty demonstrated by service providers, which may cause them to switch to another supplier that provides, or that they believe provides, superior performance or cost-effectiveness;

  . the introduction, or the planned introduction, of new products and product enhancements, which could cause service providers to cancel, reduce or delay existing orders; and

  . service providers that are heavily dependent upon financing, particularly from the high yield debt market, to build out their infrastructure, who may decrease their infrastructure purchases if interest rates increase or if credit availability in these markets decreases.

   The occurrence of one or more of these events is likely to harm our operating results.

 Our quarterly revenue and operating results are likely to fluctuate, particularly as we expand and if, as expected, our expenses rise, which could cause us to miss quarterly revenue targets and result in a decline in our stock price.

   We base our operating expenses on anticipated revenue trends. A high percentage of our expenses remain relatively fixed despite changes in revenue, including marketing, research and development and general administrative expenses and expenses for employee compensation other than sales commissions. This means that any failure to achieve anticipated revenues could cause our quarterly operating results to fall below the expectations of public market analysts or investors, which could cause the price of our common stock to fall. As we expand, we expect our expenses to rise significantly, which increases the magnitude of this risk.

   Our quarterly revenue and operating results may vary significantly in the future due to a number of factors, including:

  . fluctuations in demand for our products and services;

  . unexpected product returns or the cancellation or rescheduling of significant orders;

  . our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions;

  . the timing and amount of non-cash stock based compensation charges;

  . our ability and our suppliers' ability to attain and maintain production volumes and quality levels for our products; and

  . the mix of products sold and the mix of distribution channels through which they are sold.

Due to these factors, we believe that you should not rely on period-to-period comparisons of our operating results as an indicator of our future performance.

 We generally do not have binding commitments from our customers and if significant customers cancel, reduce or delay a large purchase, our revenues may decline and the price of our stock may fall.

   Historically, a limited number of customers have accounted for a significant portion of our revenue. For fiscal year 1999, Adelphia Communications accounted for 46% of our net revenues and Earthlink accounted for 20% of our net revenue. For fiscal year 2000, British Telecom accounted for 15% of our net revenues, Earthlink accounted for 14% of our net revenues, Metricom accounted for 12% of our net revenues and Vitts Networks accounted for 11% of our net revenues. For fiscal year 2001, Telseon accounted for 11% of our net revenue. Customers making large purchases from us are likely to vary over time, due to changes in our product cycles, customer needs, competition or economic circumstances. For example, Vitts Networks has recently encountered financial difficulties and may not continue to be a significant customer of us in the future. Although our largest customers may vary from period to period, we anticipate that our operating results for any given period will continue to depend significantly on large orders from a small number of customers. We do not have binding commitments from any of our customers other than Tellabs. The commitments of Tellabs are subject to conditions which may not be satisfied. If any of our large customers cancel, reduce or delay purchases, our revenue and profitability would be harmed because of our dependence on large customers.

 Because the purchase of our products often represents a significant decision on the part of potential customers, we may expend significant resources on potential customers without achieving actual sales.

   Purchases of our products often represent a significant strategic decision and capital investment by our customers related to their communications infrastructure and typically involve significant internal procedures involving the evaluation, testing, implementation and acceptance of new technologies. This evaluation process frequently results in a lengthy sales process, often ranging from one month to longer than a year, and purchases of our products are subject to a number of significant risks, including customer budgetary constraints and internal acceptance reviews. During this time we may incur substantial sales and marketing expenses and expend significant management effort. The length of the sales cycle, and the magnitude of our investment in the sales process, is more substantial for our service provider customers than it would typically be with corporate customers. If sales forecasts from a specific customer for a particular quarter are not realized in that quarter, we may be unable to compensate for the shortfall, which could harm our operating results.

 We may be unable to expand our sales and direct and indirect distribution channels, which may hinder our ability to target multiple levels of a prospective customer's organization and increase sales and revenues.

   Our products and services require a sophisticated sales and marketing effort targeted at several levels within a prospective customer's organization. Unless we expand our sales force and maintain high levels of marketing activity, we will be unable to increase revenues. Although we plan to continue to hire additional sales personnel, competition for qualified sales personnel is intense, and we may be unable to hire the sales personnel we require.

   Our sales and distribution strategy relies on value-added resellers, original equipment manufacturers, or OEMs, our direct and indirect international sales efforts and our ability to package our products into a complete network infrastructure solution by working with other technology vendors. We rely on Tellabs and Terayon to act as OEMs of our products for sale to cable operators on a non-exclusive basis, and we expect to establish additional OEM relationships. If we are unable to establish new value-added reseller or OEM relationships, or if Tellabs or Terayon or our other OEMs and valued-added resellers are unsuccessful in distributing our products, our sales could suffer. Additionally, our agreement with Tellabs provides that Tellabs may terminate the agreement upon a change of control of us to specified parties. We depend in part on Enterasys, a subsidiary of Cabletron, to distribute our products internationally, and if they fail to do so or are unsuccessful in their efforts, our operating results would suffer. Because we are not a vertically integrated network infrastructure provider, if we fail to maintain existing technology vendor relationships or to establish new ones, we will be unable to satisfy our customers' need for complete, fully-integrated solutions and our business could suffer.

 Many of our customers rely on us to supply or arrange and support financing for our products, which subjects us to credit and market risks.

   Many of our customers do not have or do not wish to commit the financial resources required to purchase our products without financing, and these customers expect us to provide or arrange and support their financing. Many of these financing arrangements expose us to our customers' credit risk and in the past we have experienced customer defaults. If customers default on their financing payments in the future, our recognition of revenue from those customers will be harmed. Due to recent public market volatility, a number of our current or prospective customers, including Vitts Networks, may be unable to raise funding through the issuance of their equity securities or otherwise in a timely fashion. This difficulty could result in an increased need for financing provided either by us or with our assistance and an increased risk of customer default. In the past, we have benefited from Cabletron's resources and credit in arranging financing for our customers. After we separate from Cabletron, we will be a much smaller, stand-alone company, which could impair our ability to provide or arrange and support customer financing. If third party financing were to become less available due to credit market factors, our ability to arrange third party financing for our customers could be significantly limited, potentially resulting in reduced revenues.

 We purchase several key components for our products from single or limited sources and could lose sales if these sources fail to fulfill our needs.

   We purchase several key components used in the manufacture of our products from single or limited sources and are dependent upon supply from these sources to meet our needs. We have worked with NEC and Lucent to develop several of our key proprietary application specific integrated circuits, or ASICs. These proprietary ASICs are very complex, and NEC is and Lucent is our sole source supplier for the specific types of ASICs that it supplies to us. We do not have a long-term fixed price or minimum volume agreement with either of these suppliers. Should we encounter problems with NEC or Lucent, we would not be able to develop an alternate source in a timely manner, which could hurt our ability to deliver our switch routers and web switches.

   We also purchase other critical components from single or limited sources. We are likely to encounter shortages and delays in obtaining these or other components in the future which could materially harm our ability to meet customer orders.

   Recently, California has been experiencing a shortage of electric power supply that has resulted in intermittent loss of power in the form of rolling blackouts. While we have not encountered any shortages or delay in obtaining key components as a result of this energy situation, continued or extended blackouts could adversely affect our suppliers' ability to produce and deliver key components on a timely basis.

 We base our purchasing decisions on a forecast of anticipated orders of our products, and if we miscalculate our needs or are not able to obtain necessary components, we could be harmed.

   We use a forward-looking forecast of anticipated product orders to determine our material requirements, and if customer orders do not match forecasts, we may have excess or inadequate inventory of materials and components. In the past, we have experienced shortages of some components, resulting in delays in filling orders. For example, recent high demand in the cellular phone industry for Tantalum capacitors, a component required to manufacture our products, has led to shortages and price increases for these capacitors. We have also experienced delays in the prototyping of our ASICs during initial product development, which in turn has led to delays in product introductions. If we cannot obtain necessary components, we may not be able to meet customer orders and our business and results of operations could suffer.

 We depend on a single contract manufacturer for substantially all of our manufacturing requirements, and a failure by this contract manufacturer would impair our ability to deliver products.

   We outsource all of our manufacturing to one company, Flextronics International, Ltd., which manufactures our products in Sunnyvale, California and Limerick, Ireland. If the demand for our products grows, we will need to increase our material purchases and our contract manufacturing capacity with Flextronics or add additional contract manufacturers. Our existing and future contract manufacturers may not meet our future requirements. We have experienced a delay in product shipments from our contract manufacturers in the past, which in turn delayed product shipments to our customers. We may in the future experience similar and other problems, such as insufficient quantity of product, which could materially harm our business and operating results. While Flextronics has not experienced any power failures to date as a result of the recent California energy shortage that have prevented its ability to manufacture our products, continued or extended blackouts could adversely affect Flextronics' ability to manufacture our products and meet scheduled delivery needs. The inability of our contract manufacturer to provide us with adequate supplies of high-quality products or the loss of our contract manufacturer would cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer and would have a material adverse effect on our business, operating results and financial condition.

 Substantially all of our revenues come from sales of two product families, making us dependent on widespread market acceptance of these products.

   Substantially all of our revenues result from sales of our switch router and web switch product families. Continuing market acceptance of our two product families is critical to our future success, and we are more dependent on the market acceptance of individual product families than competitors with broader product offerings. Factors that may affect the market acceptance of our products include:

  . adoption of advanced routing and switching products and technologies;

  . the performance, price and total cost of ownership of our products;

  . the availability and price of competing products and technologies;

  . brand recognition of the Riverstone name; and

  . the success and development of our sales and marketing organizations and resellers.

   If we fail to achieve market acceptance for our switch router and web switch product families, our revenues may be harmed.

 The market for network equipment is subject to rapid technological change and if we fail to accurately predict and respond to market developments or demands, we will be unable to compete successfully.

   The market for network equipment is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Our future performance will depend on our successful development and introduction and the market acceptance of new and enhanced products that address customer requirements in a cost-effective manner. We may be unsuccessful in completing the development or introduction of these product enhancements or new products on a timely basis or at all. The failure of these enhancements or new products to operate as expected could delay or prevent future sales. Developments in routers and routing software could also significantly reduce demand for our product. Alternative technologies and customer requirements could achieve widespread market acceptance and displace the technologies, protocols and service requirements on which our product lines are based. Our technological approach may not achieve broad market acceptance, and other technologies or devices may supplant our approach.

 If we and the third parties providing services for us are unable to deliver the high level of customer service and support demanded by our customers, we may lose customers and our operating results will suffer.

   Our customers demand a high level of customer service and support. Historically, our customer service and support functions have been provided by a combination of Cabletron's services organization, which is now a part of Enterasys, and our internal product support group. We rely on Enterasys to provide field service and support services and are now in the process of shifting our initial call support services from Enterasys to Digital Equipment (India). We may experience a disruption in our ability to support customers during this transition period, which could significantly reduce customer satisfaction and impair our ability to retain customers and make future sales. We may be unable to manage effectively those third parties who provide support services for us and they may provide inadequate levels of customer support.

 Our products are very complex and undetected defects may increase our costs and harm our reputation with our customers.

   Networking products are extremely complex and must operate successfully with equally complex products of other vendors. These products frequently contain undetected software or hardware errors when first introduced or as new upgrades are released. Additionally, the pressures we face to be the first to market new products, increases the possibility that we will offer products in which we or our customers later discover errors. We have experienced new product and product upgrade errors in the past and expect similar problems in the future. These problems could result in our incurring significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems and our stock price to fall.

 We have limited ability to engage in acquisitions and other strategic transactions using our equity because of the federal income tax requirements for a tax-free distribution.

   For the distribution of our stock by Cabletron to qualify as tax-free to Cabletron and its stockholders, Cabletron must own at least 80% of the voting power of our voting stock and 80% of each class of nonvoting stock at the time of the distribution. In light of our initial public offering and the issuance of shares of our common stock to the strategic investors pursuant to purchase rights relating to our common stock, we are limited in our ability to issue additional equity as additional equity issuances could reduce Cabletron's ownership below this 80% threshold. For any distribution of our stock by Cabletron to qualify as tax-free to Cabletron, there must not be a change in ownership of 50% or greater in either the voting power or value of either our stock or Cabletron's stock that is considered to be part of a plan or series of transactions related to the distribution. If there is a direct or indirect acquisition of our or Cabletron's stock by one or more persons during the four-year period beginning two years before and ending two years after the distribution, it will be presumed to be part of a plan or series of related transactions related to Cabletron's intended distribution of our stock. Unless this presumption is successfully rebutted, the distribution will be taxable to Cabletron.

   We have entered into a tax sharing agreement with Cabletron, Aprisma, Enterasys and GNTS. This agreement requires us to indemnify Cabletron, Aprisma, Enterasys and GNTS if the distribution by Cabletron of its Riverstone shares does not qualify as tax-free due to actions we take or that otherwise relate to us, including any change of ownership of us. The process for determining whether a change of ownership has occurred under the tax rules is complex. If we do not carefully monitor our compliance with these rules, we might inadvertently cause a change of ownership to occur, triggering our obligation to indemnify Cabletron and the other parties to the tax sharing agreement. Our obligation to indemnify these parties if a change of ownership causes the distribution not to be tax-free could discourage or prevent a third party from making a proposal to acquire us.

   For the reasons described above, our ability to use our stock for acquisitions and other similar strategic transactions or for compensation for employees and others is restricted. Many of our competitors use their equity to complete acquisitions, to expand their product offerings and speed the development of new technology and to attract and retain employees and other key personnel, giving them a potentially significant competitive advantage over us.

 We jointly own with Enterasys some of our intellectual property, and our business could be harmed if Enterasys uses this intellectual property to compete with us.

   In the transformation agreement among Cabletron, Enterasys, Aprisma, GNTS and us and the related contribution agreements, Cabletron contributed to us and to Enterasys, Aprisma and GNTS intellectual property related to the products to be sold by us and by the other subsidiaries or used in our or the relevant subsidiary's business. Intellectual property that relates to a family of ASICs used in both our switch router product family and Enterasys' Smart Switch Router product family was assigned jointly to us and to Enterasys. Enterasys is primarily a provider of local area network products for the enterprise market. There are no contractual provisions that prohibit Enterasys from developing products that are competitive with our products, including products based upon the jointly assigned intellectual property. If Enterasys is acquired by one of our competitors, there are no contractual provisions that would prohibit the combined company from developing products competitive with our products.

 Our limited ability to protect our intellectual property may hinder our ability to compete.

   We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure of confidential information to protect our intellectual property rights. We cannot assure you that any patents that we hold will protect our intellectual property or will not be challenged by third parties. Other parties may also independently develop similar or competing products that do not infringe our patents. Although we attempt to protect our intellectual property rights, we may be unable to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

 We may be subject to claims that our intellectual property infringes upon the proprietary rights of others, and a successful claim could harm our ability to sell and develop our products.

   If other parties claim that our products infringe upon their intellectual property we would be forced to defend ourselves or our customers, manufacturers or suppliers against those claims. We could incur substantial costs to prosecute or defend those claims. A successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed technology on acceptable terms and on a timely basis could harm our business, results of operations and financial condition.

 We have recently begun to expand our international sales effort, and marketing and distributing our products outside of the United States may require increased expenses and greater exposure to risks that we may not be able to successfully address.

   Our growth strategy depends in part on the expansion of our international sales and operations. International sales, which were negligible in fiscal 1999, increased to 23% of our revenue in fiscal 2000. The international market for our products is less mature than the market in the United States, and our strategy of selling to service providers that operate in the metropolitan area network may be unsuccessful on an international basis. Operating internationally exposes us to risks such as longer accounts receivable collection cycles, difficulties in staffing and managing operations across disparate geographic areas and tariffs, export controls and other trade barriers. We conduct our international sales in either U.S. dollars or local currencies and a change in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. We are also subject to fluctuations in exchange rates between the U.S. dollar and the particular local currency. We may determine to engage in hedging transactions to minimize the risk of fluctuations and if we are not successful in managing hedging transactions, we could incur losses.

 If we fail to address the strain on our resources caused by our growth or if we are unable to attract and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

   We have experienced a period of rapid growth and expansion which has placed, and continues to place, a significant strain on our management, operational and financial resources. From February 28, 1999 to March 3, 2001, the number of our employees increased from 163 to 472 and is expected to continue to increase. Our management team has only been recently formed and has had limited experience managing rapidly growing companies. Some members of our management team have joined us only recently. Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, customer support and manufacturing personnel, many of whom would be difficult to replace. In particular, we believe that our future success is highly dependent on Romulus Pereira, our president and chief executive officer.

   We believe our future success also depends on our ability to attract and retain highly skilled managerial, engineering, sales and marketing, finance, customer support and manufacturing personnel. Competition for these personnel is intense, especially in the San Francisco bay area, and we have had difficulty hiring employees in the timeframe we desire, particularly software and hardware engineers. We may be unsuccessful in attracting and retaining personnel. Our vice president of sales position is open, and we may be unable to fill this position with an appropriately qualified and experienced person on a timely basis or at all. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as timely product introductions.

 We rely on independent service providers to supply our back-office functions, and if they fail to deliver adequate services, our business will suffer.

   We rely on service providers to supply us with many of our operational and back-office functions, including human resources applications, enterprise resource management applications and customer relationship management applications. Although these functions are critical to our business, we neither own the software that performs these functions nor, in some cases, the hardware on which these programs and our data reside. If there is a significant degradation or failure in service, we may be unable to quickly and cost-effectively transition to other service providers or provide the necessary functionality ourselves and our business could be disrupted.

Risks Related to Our Industry

 Intense competition in the market for network equipment could prevent us from increasing revenue and sustaining profitability.

   The market for network equipment is very competitive and has historically been dominated by Cisco Systems. Other principal competitors include established companies such as Extreme Networks, Foundry Networks, Juniper Networks, Lucent, Nortel Networks and Siemens. We also experience competition from a number of other smaller public and private companies. These competitors may have developed or could in the future develop new technologies that compete with our products or even make our products obsolete. Consolidation in our industry is occurring and is likely to continue. Future acquisitions by, and mergers among, our competitors and potential competitors could expand their product offerings and accelerate their development of new technologies, providing them with a competitive advantage.

   Many of our competitors have significantly more established customer support and professional services organizations and substantially greater financial resources than we do. Many of our competitors also have much greater name recognition and have a more extensive customer base and broader customer relationships and product offerings than we do. These companies can rely on their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. We expect that competitive pressures may result in price reductions, reduced margins and loss of market share, which would materially harm our business, results of operations and financial condition.

 We expect the average selling prices of our products to decrease rapidly, which may reduce our gross margins or revenue.

   Our industry has experienced rapid erosion of average selling prices. We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors and increasing availability of relatively inexpensive standard microprocessors that can perform some of our products' functionality. If we are unable to achieve sufficient cost reductions and increases in sales volumes, this decline in average selling prices will reduce our revenue and gross margins.

 If our products do not comply with complex governmental regulations and evolving industry standards, our products may not be widely accepted, which may prevent us from sustaining our revenues or achieving profitability.

   The market for network equipment products is characterized by the need to support industry standards as different standards emerge, evolve and achieve acceptance. To be competitive, we must continually introduce new products and product enhancements that meet these emerging standards. We have had to delay the introduction of new products to comply with third party standards testing. We may be unable to address compatibility and interoperability issues that arise from technological changes and evolving industry standards. In the United States, our products must comply with various governmental regulations and industry regulations and standards, including those defined by the Federal Communications Commission, Underwriters Laboratories and Networking Equipment Building Standards, or NEBS. Internationally, products that we develop may be required to comply with standards or obtain certifications established by telecommunications authorities in various countries and with recommendations of the International Telecommunications Union. If we do not comply with existing or evolving industry standards or fail to obtain timely domestic or foreign regulatory approvals or certificates, we will be unable to sell our products where these standards or regulations apply, which may prevent us from sustaining our revenues or achieving profitability.

Risks Related to Our Separation from Cabletron

 Although Cabletron has received a tax ruling from the Internal Revenue Service relating to the distribution of our common stock, Cabletron is not obligated to complete its distribution of our common stock, and Cabletron may continue to control many aspects of our business and the liquidity of our stock may be limited.

   On March 28, 2001, Cabletron announced that it had received a private letter ruling from the Internal Revenue Service that its distribution of our common stock that it holds to its stockholders will be tax free to Cabletron and is stockholders and that, subject to prevailing market conditions and other factors, Cabletron anticipated that it would complete the distribution within four to seven months from the date of that announcement. The private letter ruling is subject to potential amendments and compliance with representations made by Cabletron to the Internal Revenue Service. Cabletron will not be able to rely on the ruling if any of the representations or assumptions on which the ruling is based are, or become, incorrect or untrue in any material respect. Cabletron is not obligated to make the distribution, and it may not occur.

   If the distribution is delayed or not completed, Cabletron would continue to control many aspects of our business and the liquidity of our shares will be constrained unless and until Cabletron elects to sell some portion of its equity ownership in us. Our agreements with Cabletron do not prevent Cabletron from selling its Riverstone common stock. The sale or potential sale by Cabletron of Riverstone common stock, even of relatively small amounts, could result in a lower trading price of our stock. Also, if Cabletron does not distribute its shares, we may face significant difficulty hiring and retaining key personnel, many of whom are attracted by the potential of operating our business as a fully independent entity.

   Cabletron owns approximately 86% of our outstanding common stock. As long as Cabletron owns a majority of our outstanding common stock, subject to its independent director obligation described below, Cabletron will continue to be able to elect our entire board of directors and to remove any director without calling a special meeting. Cabletron has agreed that for so long as it owns any of our stock, it will vote its shares to elect to our board of directors the number of independent directors required to comply with the Nasdaq National Market listing rules. Due to Cabletron's voting control, before Cabletron's distribution or other disposition of our common stock, our investors will be unable to affect the outcome of any stockholder vote and Cabletron will control all matters affecting us, including:

  . through its control of the composition of our board of directors, the determination of our business direction and policies, including the appointment and removal of officers;

  . the allocation of business opportunities that may be suitable for us and Cabletron and its affiliates;

  . any determinations relating to mergers or other business combinations;

  . our acquisition or disposition of assets;

  . our financing;

  . changes to the agreements providing for our separation from Cabletron;

  . the payment of dividends on our common stock; and

  . determinations for our tax returns.

   Conflicts of interest may arise between Cabletron and us in a number of areas relating to our past and ongoing relationships, including:

  . labor, tax, employee benefit, indemnification and matters arising from our separation from Cabletron;

  . employee retention and recruiting;

  . sales or distributions by Cabletron of all or any portion of its ownership interest in us;

  . the nature, quality and pricing of services Cabletron has agreed to provide us; and

  . business opportunities that may be attractive to Cabletron or one of Cabletron's affiliates, such as Enterasys, and us.

   We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. There are no contractual agreements restricting Cabletron or its affiliates, including Enterasys with whom we share important technologies, from competing with us. Enterasys is a provider of local area network products that are primarily sold to large corporations or institutions, but is not restricted from selling network products to service provider customers. In our certificate of incorporation we have renounced any interest in business opportunities that are presented to Cabletron, its subsidiaries other than us, or our officers or directors who are employees of Cabletron or its subsidiaries other than us at the time the opportunity is presented.

 When Cabletron distributes the shares of our common stock that it owns to its stockholders, we will issue options and warrants to purchase shares of our common stock to holders of Cabletron options and warrants, which will dilute our existing stockholders.

   When Cabletron distributes to its stockholders the Riverstone shares that it owns, we will grant options to acquire shares of our common stock under our 2000 equity incentive plan to those persons holding Cabletron compensatory stock options. We are obligated under our agreement with Cabletron to ensure that sufficient shares are available under our 2000 equity incentive plan to make these supplemental option grants. Similarly, Cabletron has issued warrants to purchase shares of its common stock to the strategic investors. We have agreed with Cabletron that upon any distribution by Cabletron of shares of our common stock to its stockholders, we will issue warrants to the strategic investors to purchase shares of our common stock. The strategic investors will receive warrants to purchase the number of shares of our common stock that they would have received from Cabletron in the distribution, had they exercised their Cabletron warrants before the distribution.

   As of December 2, 2000, there were 184,830,988 shares of Cabletron's capital stock outstanding, options outstanding to purchase 11,898,484 shares of Cabletron common stock, and the strategic investors held warrants to purchase 450,000 shares of Cabletron common stock. Unvested Cabletron options held by Riverstone employees as of the time of the distribution would terminate because these employees would no longer be employed by a subsidiary of Cabletron as of the time of the distribution. Cabletron's board of directors has voted to accelerate, as of the time of the distribution, the vesting of Cabletron options held by Riverstone employees which would vest by February 28, 2002. Not including portions of Cabletron options held by Riverstone employees which vest after February 28, 2002, as of December 2, 2000, there were options outstanding to purchase 11,153,006 shares of Cabletron common stock. Assuming no change in these amounts from December 2, 2000 through the date of the distribution and that as of the date of the distribution Cabletron owns 92,088,235 shares of our common stock, we would be required to:

  . grant options to purchase approximately 5,556,756 shares of our common stock to holders of Cabletron stock options; and

  . issue warrants to the strategic investors to purchase 220,701 shares of our common stock for warrants to purchase shares of Cabletron common stock.

   Our existing stockholders will suffer dilution upon the exercise of the supplemental options and warrants that we issue. There are no restrictions on the number of options to purchase Cabletron common stock that Cabletron may issue before its distribution of our stock, and we cannot control the number of supplemental options that we will be required to grant. Consequently, we are unable to predict the extent of the dilution that our existing stockholders will experience when Cabletron distributes the shares of our common stock that it owns.

 Our historical financial information may not be representative of our results as a separate company.

   Our consolidated financial statements are based on the consolidated financial statements of Cabletron, using the historical results of operations and historical bases of the assets and liabilities of the Cabletron router and switch business contributed to us. The historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Cabletron did not account for us as a separate, stand-alone entity before June 3, 2000. Our costs and expenses include allocations from Cabletron for centralized corporate services and infrastructure costs, including:

  . customer service;

  . sales;

  . information technology;

  . distribution;

  . legal and accounting;

  . real estate; and

  . treasury.

   These allocations have been determined on bases that we and Cabletron consider to be reasonable reflections of the utilization of services provided to or the benefit received by us. The historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We have not made adjustments to our historical financial information to reflect many significant changes that will occur in our cost structure, funding and operations due to our separation from Cabletron, including increased costs from reduced economies of scale, increased marketing expenses related to building a company brand identity separate from Cabletron and the increased costs of being a publicly traded, stand-alone company.

 We use Cabletron's operational and administrative infrastructure and Cabletron provides us with numerous administrative services, and our ability to operate our business may suffer if we do not successfully develop our own infrastructure or if Cabletron elects not to provide these services to us.

   Under a services agreement, we use Cabletron's administrative infrastructure and Cabletron provides us centralized corporate functions, including legal, accounting, payroll and other services. Cabletron may not provide these services at the same level as when we were part of Cabletron, and we may be unable to obtain the same benefits. These services arrangements generally have a term of less than two years following the date of our separation from Cabletron. With sixty days prior written notice, Cabletron may terminate the services agreement for any or all of the services provided under the agreement. After the expiration of these various arrangements, we may be unable to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those received from Cabletron.

   Many of Cabletron's infrastructure systems used by us are proprietary to Cabletron and are very complex. These systems have been modified, and are being further modified, to enable us to separately track items related to our business. These modifications, however, may result in unexpected system failures or the loss or corruption of data. Any failure or significant downtime in Cabletron's or our own information systems or termination of our ability to use these systems before we have developed our own systems could harm our business. To successfully implement and operate our own systems and transition data from Cabletron's systems, we must be able to attract and retain a significant number of highly skilled employees.

   Our arrangements with Cabletron were made in the context of a parent-subsidiary relationship and were established in the overall context of our separation from Cabletron. The prices charged to us may be lower than the prices that we may be required to pay third parties for similar services or the costs of similar services if we undertake them ourselves.

 We cannot rely on Cabletron to fund our future capital requirements, and financing from other sources may not be available on favorable terms or at all.

   In the past, our capital needs have been satisfied by Cabletron. However, following our separation, Cabletron is under no obligation to provide funds to finance our working capital or other cash requirements or to support customer financing. Financing or financial support from other sources, if needed, may not be available on favorable terms or at all.

   We believe our capital requirements will vary greatly from quarter to quarter. Capital expenditures, fluctuations in our operating results, financing activities, acquisitions, investments and inventory and receivables management may contribute to these fluctuations. We believe that the proceeds from our initial public offering, and our future cash flow from operations, will be sufficient to satisfy our working capital, capital expenditure and research and development requirements for at least the next twelve months. However, we may require or choose to obtain additional debt or equity financing to finance acquisitions or other investments in our business. Future equity financings may be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants. We will likely not be able to obtain debt financing with interest rates and other terms as favorable as those that Cabletron could obtain.

 The plaintiffs in Cabletron's outstanding class action suit might seek to add us to this litigation or seek payment of any related damages.

   Since December 1997, Cabletron has been party to an outstanding class action suit alleging that during the period of March 3, 1997 through December 2, 1997, Cabletron released false and misleading information about its operations and that Cabletron's accounting practices resulted in the disclosure of materially misleading financial results. The plaintiffs' complaint does not specify the amount of damages, but if the plaintiffs prevail Cabletron could be required to pay substantial damages. The plaintiffs in this matter might seek to involve us in this litigation or, if they prevail in this litigation, might seek to recover damages from us, particularly if Cabletron has insufficient assets.

 Conflicts of interest may arise because our directors and executive officers have ownership interests in Cabletron, and our directors hold equity interests in Aprisma, Enterasys and GNTS.

   Many of our directors and executive officers have a substantial amount of their personal financial portfolios in Cabletron common stock and options to purchase Cabletron common stock. Our directors also hold options to purchase stock of Aprisma, Enterasys and GNTS. Piyush Patel and Eric Jaeger serve on our board of directors and are both executive officers of Cabletron. Mr. Patel is also a board member of Cabletron. These factors could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Cabletron, its affiliates, such as Aprisma, Enterasys and GNTS, or us.

Risks Related to Our Stock

 Substantial sales of our common stock may result from Cabletron's proposed distribution of our shares of common stock that it owns, which could cause our stock price to decline.

   On March 28, 2001, Cabletron announced that it anticipated that, subject to prevailing market conditions and other factors, it would complete the distribution of our common stock that it holds to its stockholders within four to seven months from the date of that announcement. Substantially all of these shares will be eligible for immediate resale in the public market once distributed. Significant amounts of common stock may be sold in the open market in anticipation of, or following, this distribution, or by Cabletron if the distribution does not occur. Additionally, a portion of Cabletron's common stock is held by index funds tied to the Standard & Poor's 500 Index or other stock indices. If we are not in these indices at the time of Cabletron's distribution of our common stock but Cabletron is, these index funds will be required to sell our stock. There may not be a sufficient number of buyers in the market at that time. Any sales of substantial amounts of common stock in the public market, or the perception that sales might occur, whether related to this distribution or not, could harm the market price of our common stock. For example, during the first quarter of calendar year 2001, the Nasdaq Composite Index had a closing low of 1820.57, representing 36.3% less than the closing high of 2859.15 for the same period.

 Our stock price has been and may continue to be volatile, which could result in substantial losses for individual stockholders.

   The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price of our common stock has been volatile and we expect that it will continue to be volatile. In addition, before Cabletron distributes its Riverstone shares, relatively small trades of our stock will have a disproportionate effect on our stock price. Accordingly, purchasers of shares of our common stock may not be able to resell those shares at or above the price paid, which could result in a substantial loss.

 You should read this entire prospectus carefully and should not consider any statement about us in press releases or Cabletron's conference calls without carefully considering the risks and other information contained in this prospectus.

   Recent press releases and conference calls with various press and market participants held by Cabletron have presented information about our business, products, revenues and gross margins. For example, in a conference call with analysts, media and stockholders on March 29, 2000, Cabletron stated, "The singular focus on these [service provider] markets positions Riverstone to enjoy unprecedented revenue growth in the future. On a go-forward basis, we expect Riverstone's revenues to achieve an annual growth rate in excess of 100 percent in the fiscal year 2001, with the growth accelerating in the later part of the year." In a conference call with analysts, media and stockholders on June 28, 2000, Cabletron also made the following forward-looking statements:

  . ""We continue to expect sustained growth [for Riverstone] in excess of 21% per quarter, or an annual growth rate in excess of 100%."

  . ""Based on our current projections for fiscal 2001, we expect
    [Riverstone] to achieve a year-over-year growth rate in excess of 250%."

  . ""We expect Riverstone's margin to improve over the next several quarters. Over the longer term, as Riverstone achieves scale in the business and product mix shifts towards higher end optical interfaces, DWDM, and larger scale metro deployments, we expect Riverstone to achieve gross margins in the range of 58 to 62 percent."

  . ""We presently expect that Riverstone's losses will begin to narrow by the end of fiscal 2001, and that Riverstone will break even toward the middle of fiscal 2002. Over the longer term, we expect Riverstone to sustain operating margins of 20 to 25 percent."

  . ""When you project out that 100 percent growth for this year [for
    Riverstone], you would end up with . . . in excess of 250 [percent] growth year over year . . . The actual year-over-year growth is going to be amazingly strong."

   Due to the inherent uncertainty of financial projections, these projected results may be unattainable or unrealized. These forward-looking statements are subject to the risks and uncertainties described elsewhere in this prospectus, and were made in the context of Cabletron's larger operations and were not prepared in the context of making an investment decision concerning us. These statements were developed based on numerous estimates and numerous assumptions. These estimates and assumptions reflect subjective judgments concerning future results and may be incomplete or incorrect, and unanticipated events and circumstances may occur. Actual results during the periods covered by these forward-looking statements will vary, and these variations may be material and adverse.

   In the conference call Cabletron also stated, "Riverstone, being the only vendor of a single-box solution that can provision applications across T1 and T3 circuits, has no competition in what is now the hottest growing segment of the metro markets--the Metro Last Mile." This statement is not accurate. We believe that at least one other vendor has single box equipment with these capabilities, and, as disclosed elsewhere in this prospectus, we face intense competition in the network equipment market.

   You should make your decision whether to accept the rescission offer only after carefully evaluating all of the information in this prospectus, and should not rely on other information.

                 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

   Some of our statements in this prospectus, including those in the Prospectus Summary, Risk Factors, Use of Proceeds, Management's Discussion and Analysis of Financial Condition and Results of Operations and Business sections, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, strategies, expectations, intentions, future financial performance and other statements that are not historical facts. We use words like anticipates, believes, expects, future and intends, and similar expressions to indicate statements that are forward-looking. You should not inappropriately rely on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Risk Factors.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings for funding growth and do not expect to pay any dividends in the near future.

                          PRICE RANGE OF COMMON STOCK

   Our common stock commenced trading on the Nasdaq National Market under the symbol RSTN on February 16, 2001. The following table sets forth, for the periods indicated, the high and low bid prices per share of common stock on The Nasdaq National Market:

                                                                       High Low
                                                                       ---- ---
   Fiscal Year 2001
   ----------------
   Fourth Quarter: February 16, 2001 to March 3, 2001................. $    $

   Fiscal Year 2002
   ----------------
   First Quarter: March 4, 2001 to       , 2001.......................


   On       , 2001 the last reported sale price for our common stock was $
per share. There were approximately       holders of record of our common stock
as of       , 2001.

                                 CAPITALIZATION

   The following table shows our capitalization as of March 3, 2001:

  . on an actual basis; and

  . on a pro forma basis to reflect the acceptance of the rescission offer by all holders of unexercised options subject to the rescission offer, assuming the rescission offer expires on July 1, 2001. These amounts also reflect non-cash stock based compensation of approximately $2.7 million assuming the rescission offer is accepted in full for all options subject to the rescission offer. If the rescission offer is accepted in full for all options subject to the rescission offer, we would be required to pay an aggregate of approximately $29.1 million, including interest, assuming that the rescission offer expires on July 1, 2001, to repurchase these options. The amounts do not reflect any expenses in connection with the rescission offer. Cabletron has agreed to indemnify us for any amounts paid and expenses incurred in this rescission offer.

   This table should be read with our financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                               March 3, 2001
                                                             ------------------
                                                                         Pro
                                                              Actual    Forma
                                                             --------  --------
                                                              (in thousands)
   Long-term debt........................................... $
                                                             --------
   Stockholders' equity:
     Common stock, $.01 par value per share.................    1,075     1,075
     Additional paid-in capital.............................  269,200   292,991
     Accumulated deficit....................................  (41,488)  (73,216)
     Unearned stock-based compensation......................   (9,708)   (1,771)
     Accumulated other comprehensive income.................     (297)     (297)
                                                             --------  --------
       Total stockholders' net investment...................  218,782   218,782
                                                             --------  --------
       Total capitalization................................. $218,782  $218,782
                                                             ========  ========

   The information in the table above does not include:

  . 104,167 shares of our common stock issuable upon the exercise of warrants held by the strategic investors to purchase shares of our common stock at an exercise price of $12 per share;

  . 8,468,920 shares issuable upon exercise of outstanding options at a weighted average exercise price of $5.39 per share as of March 3, 2001; and

  . 9,313,270 additional shares available for future issuance under our 2000 equity incentive plan as of March 3, 2001. Any shares underlying options for which the rescission offer is accepted will also be available for future grant under our 2000 equity incentive plan.

   In addition, 27,217,810 shares are issuable upon the exercise of options subject to the rescission offer at a weighted average exercise price of $4.89 per share. To the extent the rescission offer is not accepted for these options, the shares subject to these options will be issuable upon the exercise of the options. As stated above, any shares underlying options for which the rescission offer is accepted will be available for future grant under our 2000 equity incentive plan.

   Also, when Cabletron distributes to its stockholders our shares that it owns, we will grant options to acquire shares of our common stock under our 2000 equity incentive plan to those persons holding Cabletron stock options at that time. We have agreed with Cabletron that upon any distribution by Cabletron of shares of our common stock to its stockholders, we will issue warrants to the strategic investors to purchase the number of shares of our common stock that they would have received from Cabletron in the distribution, had they exercised their Cabletron warrants before the distribution.

   As of December 2, 2000, there were 184,830,988 shares of Cabletron's capital stock outstanding, options outstanding to purchase 11,898,484 shares of Cabletron common stock, and the strategic investors held warrants to purchase 450,000 shares of Cabletron common stock. Unvested Cabletron options held by Riverstone employees as of the time of the distribution would terminate because these employees would no longer be employed by a subsidiary of Cabletron as of the time of the distribution. Cabletron's board of directors has voted to accelerate, as of the time of the distribution, the vesting of Cabletron options held by Riverstone employees which would vest by February 28, 2002. Not including portions of Cabletron options held by Riverstone employees which vest after February 28, 2002, as of December 2, 2000, there were options outstanding to purchase 11,153,006 shares of Cabletron common stock. Assuming no change in these amounts from December 2, 2000 through the date of the distribution and that as of the date of the distribution Cabletron owns 92,088,235 shares of our common stock, we would be required to:

  . grant options to purchase 5,556,756 shares of our common stock to holders of Cabletron stock options; and

  . issue warrants to the strategic investors to purchase approximately
    220,701 shares of our common stock for warrants to purchase shares of Cabletron common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following tables present our selected consolidated financial data. You should read the information below with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes to those statements included in this prospectus. Our consolidated statements of operations data for the years ended February 28, 1998 and 1999 and February 29, 2000 and nine months ended December 2, 2000 and the consolidated balance sheet data as of February 28, 1999, February 29, 2000 and December 2, 2000 are taken from our audited consolidated financial statements included in this prospectus, which have been audited by KPMG LLP, independent auditors, whose report is also included in this prospectus.

   The consolidated statements of operations data for the years ended February 29, 1996 and February 28, 1997 and the consolidated balance sheet data as of February 29, 1996, February 28, 1997 and February 28, 1998 are taken from our unaudited consolidated financial data that is not included in this prospectus. The consolidated statements of operations data for the nine months ended November 30, 1999 are taken from unaudited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and results of operations for these periods.

   We have prepared the accompanying table to reflect our historical consolidated financial information in a manner consistent with stand-alone operations by reflecting transactions of Cabletron and balances attributable to us in our financial statements for all periods presented. The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods covered.

                                           Year Ended                           Nine Months Ended
                         ---------------------------------------------------  ----------------------
                         Feb. 29,  Feb. 28,  Feb. 28,  Feb. 28,    Feb. 29,    Nov. 30,    Dec. 2,
                           1996      1997      1998      1999        2000        1999        2000
                         --------  --------  --------  ---------  ----------  ----------- ----------
                            (unaudited)                                       (unaudited)
                               (in thousands, except share and pro forma per share data)
Consolidated Statement
 of Operations Data:
Net revenues............ $   --    $    --   $     59  $   3,284  $   23,076   $ 10,315   $   63,116
Cost of revenues........     --         --          7      3,009      11,976      5,883       28,071
                         -------   --------  --------  ---------  ----------   --------   ----------
   Gross profit.........     --         --         52        275      11,100      4,432       35,045
Operating Expenses:
 Research and
  development...........   5,559      8,606    12,013     26,647      30,691     23,286       30,566
 Sales and marketing....     --         --      1,962      3,188       9,279      5,459       24,902
 General and
  administrative........     962      7,147     3,053      5,025       8,534      6,549        9,655
 Stock-based
  compensation..........     --         --        --         --          --         --        30,662
 Special charges........     --       2,756       --     150,382         --         --           --
                         -------   --------  --------  ---------  ----------   --------   ----------
   Total operating
    expenses............   6,521     18,509    17,028    185,242      48,504     35,294       95,785
                         -------   --------  --------  ---------  ----------   --------   ----------
   Operating loss.......  (6,521)   (18,509)  (16,976)  (184,967)    (37,404)   (30,862)     (60,740)
Interest
 expense/(income).......     --         --        --          28          27         20       (1,545)
                         -------   --------  --------  ---------  ----------   --------   ----------
   Net loss............. $(6,521)  $(18,509) $(16,976) $(184,995) $  (37,431)  $(30,882)  $  (59,195)
                         =======   ========  ========  =========  ==========   ========   ==========
Net loss per share:
 Basic and diluted......  (65.21)   (185.09)  (169.76) (1,849.95)    (374.31)   (308.82)     (591.95)
Weighted average number
 of common shares
 outstanding:
 Basic and diluted......     100        100       100        100         100        100          100
Pro forma net loss per
 share:
 Basic and diluted......                                          $     (.40)             $     (.63)
Pro forma weighted
 average number of
 common shares
 outstanding:
 Basic and diluted......                                          93,608,662              93,608,662
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............ $   --    $    --   $    --   $     --   $      --    $ 35,786
Working capital
 (unaudited)............     --        (639)     (348)     3,762      11,425     48,792
Total assets............   1,685      2,453     2,961     24,529      33,248     89,646
Accounts payable,
 related party..........     --         --        --         --          --       6,794
Stockholder's net
 investment.............   1,685      1,340     2,337     22,919      27,028     69,361

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   You should read together the following discussion and the consolidated financial statements and related notes of Riverstone appearing elsewhere in this prospectus. The discussion below contains forward-looking statements that involve risks and uncertainties, including statements relating to anticipated costs and expenses, mix of revenues and plans for introducing new products or services. Our actual results could differ materially from the results discussed in these forward-looking statements.

Overview

   We are a leading provider of metropolitan area Internet infrastructure solutions that enable Internet service providers to deliver advanced products and services to their customers. Our products consist of advanced switch routers and web switches that enable Internet service providers to offer a wide range of products and services that increase revenue and maintain customer loyalty.

   Riverstone was created by the combination of two businesses previously acquired by Cabletron. These businesses are Zeitnet, which Cabletron acquired in 1996, and Yago Systems, which Cabletron acquired in 1998. The majority of our net revenues comes from sales of our switch routers and web switches. In fiscal year 2000, British Telecom accounted for 15% of our net revenues, Earthlink accounted for 14% of our net revenues, Metricom accounted for 12% of our net revenues, and Vitts Networks accounted for 11% of our net revenues. We began shipping products outside the United States in fiscal year 2000, and these shipments accounted for 23% of our net revenues during fiscal year 2000 and 26% of our net revenues for the nine months ended December 2, 2000.

   Our industry has experienced erosion of average selling prices. We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, which may reduce our gross margins or revenues. We expect our quarterly gross margins to fluctuate with changes in our product mix. Most of our sales within the United States have been through direct sales channels. On November 17, 2000 we entered into a strategic alliance agreement which allows Tellabs to resell our products on a worldwide, non-exclusive basis. The agreement requires that Tellabs purchase minimum quantities of products if specified conditions are met. We intend to add and maintain a limited number of strategic distribution relationships, including with key original equipment manufactures, or OEMs, who may offer products or distribution channels that complement ours. International sales are made through a combination of direct and indirect sale efforts. Enterasys is our primary international distributor, and we have recently initiated sales and marketing efforts internationally, focusing initially on Europe and Asia. As part of this effort, we are negotiating separate reseller agreements with other distributors in Europe and Asia.

   Revenue Recognition. We generally recognize revenue upon shipment of products, provided that there is no uncertainty of customer acceptance, there is a contract or a purchase order, the sales price is fixed and determinable and we believe collectibility is probable. If uncertainties exist, revenue is recognized when these uncertainties are resolved. Revenues from service and maintenance contracts are deferred and recognized ratably over the period the services are performed, typically twelve months or less. We accrue estimated warranty costs and sales returns and allowances at the time of shipment based on contractual rights and historical experience. We recognize software license revenue on our resale of Aprisma software upon the delivery of the software provided that there are no uncertainties relating to customer acceptance, the fee is fixed and determinable, and collection of the resulting receivable is probable. We do not sell our RapidOS operating system software on a stand alone basis.

   Lease Financing. We enter into transactions in which customers receive financing for the purchase of our equipment from third party leasing organizations that in turn remit payment to us. In some transactions, we have guaranteed a portion of our customer's lease payments to be made to the lessor. We record these transactions consistent with Statement of Financial Accounting Standards No. 13, Accounting for Leases and related interpretations. Substantially all of our leasing transactions are accounted for by our customers as capital leases. When we provide a financing guarantee, we record revenue at the time of shipment, but maintain a sales reserve. We base the amount of the reserve on a percentage of the guaranteed lease payments, consistent with industry experience.

   Cost of Revenues. Cost of revenues include costs of raw materials, direct labor, manufacturing overhead and amounts paid to third-party contract manufacturers, and other costs related to warranty and contractual obligations and customer service and support.

   Research and Development. Research and development expenses consist primarily of salaries and related personnel expenses, consultants and outside service provider fees, non-recurring engineering charges and prototype costs related to the development, testing and enhancement of our ASICs and software, and the depreciation of property and equipment related to these activities. Our research and development efforts can require significant expenditures, the timing of which can cause quarterly variability in our expenses. We expense research and development costs as incurred. We believe continued investment in product enhancements and new product development are critical to attain our strategic objectives, and we expect research and development expenses to continue to increase in absolute dollars.

   Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer support functions, and trade shows, advertising and promotional expenses. We intend to expand our worldwide direct and indirect sales organizations substantially by hiring additional sales personnel and establishing additional sales offices. We plan to initiate additional marketing programs to support our existing and new products and to build brand awareness of the Riverstone name. We believe that continued investment in sales and marketing is critical to our success and expect these expenses to increase in absolute dollars in the future.

   General and Administrative. General and administrative expenses consist primarily of employee compensation and related expenses, professional and contractor fees, finance, legal, facilities, human resources and provisions for doubtful accounts. Included in general and administrative expenses are expenses for services provided by Cabletron under our services agreement with them. Before the effective date of the services agreement, March 1, 2000, Cabletron allocated to us general and administrative expenses that it incurred on our behalf, based on headcount and revenue. We expect general and administrative expenses to increase in absolute dollars over the next year as we begin to build our own administrative infrastructure, while continuing to make payments to Cabletron under our services agreement.

   Additional Option and Warrant Obligation. When Cabletron completes its planned distribution of its Riverstone stock, we will be obligated to issue additional options and warrants to acquire shares of our common stock to some holders of Cabletron stock options and the strategic investors at the time of the distribution.

   Stock Based Compensation--Nine Months Ended December 2, 2000. In May and August 2000, we granted some employees of Cabletron and Enterasys, including Piyush Patel, Cabletron's president and chief executive officer and a director of Riverstone, Eric Jaeger, Cabletron's executive vice president and a director of Riverstone and David Kirkpatrick, Cabletron's chief financial officer, options to purchase an aggregate of 2,658,550 shares of our common stock. Because these individuals are not employees of Riverstone, we had accounted for these options as variable options. These options were accelerated to become fully vested in November 2000, and become exercisable at the time Cabletron distributes its Riverstone common stock to its stockholders, upon a sale of us, or April 1, 2004, whichever occurs first. These options are generally nontransferable except at death or, in the case of the options granted to Mr. Patel, Mr. Jaeger and Mr. Kirkpatrick, for the benefit of some family members. The shares of common stock underlying options granted to Mr. Patel, Mr. Jaeger and Mr. Kirkpatrick are similarly nontransferable, except that these restrictions lapse for 25% of the shares on April 1, 2001 and, for the remaining shares, ratably on a monthly basis through April 1, 2004. However, if before that time any of Mr. Patel, Mr. Jaeger or Mr. Kirkpatrick is no longer employed by Cabletron, Aprisma, GNTS, Enterasys, us, or any subsidiary, successor or assign, any restriction on the transfer of shares not then lapsed for that individual will remain in effect until April 1, 2005. The options granted to Mr. Patel, Mr. Kirkpatrick and Mr. Jaeger also provide that the restrictions on transfer of the underlying shares will lapse on an accelerated basis for an additional 6.25% of the shares upon a distribution by Cabletron of its Riverstone common stock, and for accelerated release of restrictions on underlying shares upon a sale of Riverstone. In specified circumstances involving a substitution of Cabletron options for options to acquire Riverstone common stock, the options granted to employees of Cabletron and Enterasys would become immediately exercisable. Under applicable accounting principles, we took a one-time compensation charge in the amount of approximately $24.9 million in our third quarter of fiscal year 2001 because of the acceleration of the vesting of these options. This amount represented the fair value of the options using the Black-Scholes option pricing model less the compensation charges previously recorded through the end of our second quarter ended September 2, 2000.

   We have also granted stock options to consultants in exchange for services during the nine months ended December 2, 2000. We calculated the fair value of the stock options granted using the Black-Scholes option pricing model. We believe that the fair value of the stock options granted to consultants is more reliably measurable than the fair value of the services received. We incurred approximately $.3 million and $1.9 million of compensation expense during the second and third quarters for the fair value of the options granted to consultants. As the majority of these options have fully vested and the related services have been performed, we do not expect to incur any significant future compensation expenses for these options granted to consultants.

   We recorded approximately $11.1 million of unearned stock-based compensation for stock option grants to employees based on the excess of the determined fair market value over the exercise price at date of grant and for an individual who changed employee status from Cabletron to Riverstone during the nine month period ended December 2, 2000. This compensation expense is being recognized over the options' vesting period of four years. We recorded stock-based compensation expense of $.7 million for the nine month period ended December 2, 2000. For these option grants made through December 2, 2000, we expect to recognize stock-based compensation expenses of $1.0 million, $2.6 million, $2.6 million, $2.6 million and $1.6 million during our fiscal years 2001, 2002, 2003, 2004 and 2005.

Basis of Presentation

   Our fiscal year 2000 ended on February 29, 2000, and previous fiscal years ended on the last calendar day of February. Effective March 1, 2000, we changed our year-end to a 52-53 week fiscal year, ending on the Saturday closest to the last calendar day in February. This change is not expected to have a significant impact on our consolidated financial results.

   Our consolidated financial statements have been taken from the consolidated financial statements of Cabletron using historical results of operations and historical bases of the assets and liabilities attributable to our operations. The consolidated financial statements also include allocations to us of Cabletron corporate expenses, including centralized legal, accounting, treasury, real estate, information technology, distribution, customer services, sales, marketing, engineering and other corporate services and infrastructure costs. All of the allocations and estimates in our financial statements are based upon assumptions that our management and Cabletron's management believe to be reasonable reflections of the cost of services provided or benefit received by us.

   The financial information presented in this prospectus is not indicative of our financial position, results of operations or cash flows in the future, nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone company for the periods presented. The financial information presented in this prospectus does not reflect the many significant changes that will occur in our funding and operations due to our becoming a stand-alone company and a publicly traded company.

Results of Operations

   The following table shows consolidated statements of operations data expressed as a percentage of net revenues for the periods indicated:

                                        Year Ended             Nine Months Ended
                                ----------------------------- -------------------
                                Feb. 28,   Feb. 28,  Feb. 29,  Nov. 30,   Dec. 2,
                                  1998       1999      2000      1999      2000
                                --------   --------  -------- ----------- -------
                                                              (unaudited)
Net revenues...................     100 %      100 %    100 %     100 %     100 %
Cost of revenues...............      12         92       52        57        44
                                -------     ------     ----      ----       ---
  Gross profit.................      88          8       48        43        56
                                -------     ------     ----      ----       ---
Operating expenses
  Research and development.....  20,361        811      133       226        48
  Sales and marketing..........   3,325         97       40        53        40
  General and administrative...   5,175        153       37        63        15
  Stock-based compensation.....     --         --       --        --         49
  Special charges..............     --       4,579      --        --        --
                                -------     ------     ----      ----       ---
    Total operating expenses...  28,861      5,640      210       342       152
                                -------     ------     ----      ----       ---
    Operating loss............. (28,773)    (5,632)    (162)     (299)      (96)
Interest expense/(income)......     --           1      --        --         (2)
                                -------     ------     ----      ----       ---
Net loss....................... (28,773)%   (5,633)%   (162)%    (299)%     (94)%
                                =======     ======     ====      ====       ===

 Nine Months Ended December 2, 2000 and November 30, 1999

   Net Revenues. Net revenues for the first nine months of fiscal year 2001 were $63.1 million, an increase of $52.8 million, or 512%, as compared to $10.3 million for the first nine months of fiscal year 2000. The increase in net revenues was primarily due to the addition of new service provider customers both in the United States and internationally.

   Included in net revenues for the nine months ended December 2, 2000 is $2.7 million of revenue we received in the form of referral fees from Enterasys under the terms of our commercial agreement with Enterasys. This amount represents Riverstone's commission revenues from Enterasys' sales of Enterasys products to our customers.

   Cost of Revenues. Cost of revenues for the first nine months of fiscal year 2001 was $28.1 million, an increase of $22.2 million, or 377%, as compared to $5.9 million for the first nine months of fiscal year 2000. As a percentage of net revenues, the cost of revenues decreased to 44% from 57% for the same period. The improvements are primarily attributable to economies of scale achieved from increased net revenues.

   Research and Development. Research and development expenses for the first nine months of fiscal year 2001 were $30.6 million, an increase of $7.3 million, or 31%, as compared to $23.3 million for the first nine months of fiscal year 2000. As a percentage of net revenues, research and development expenses decreased to 48% from 226% for the same period. $2.9 million of the increase in research and development expenses related to Cabletron's transfer to us of its research and development group based in Reading, England during the first quarter of fiscal year 2001. Historically, these engineers worked on Enterasys products. The remaining increase resulted from increased personnel and related costs.

   Sales and Marketing. Sales and marketing expenses for the first nine months of fiscal year 2001 were $24.9 million, an increase of $19.4 million, or 356%, as compared to $5.5 million for the first nine months of fiscal year 2000. As a percentage of net revenues, sales and marketing expenses decreased to 40% from 53% for the same periods. The increase in sales and marketing expenses resulted primarily from the addition of sales and marketing personnel to support increased sales and marketing activities.

   General and Administrative. General and administrative expenses for the first nine months of fiscal year 2001 were $9.7 million, an increase of $3.1 million, or 47%, as compared to $6.6 million for the first nine months of fiscal year 2000. As a percentage of net revenues, general and administrative expenses decreased to 15% from 63% for the same period. The increase in general and administrative expenses is primarily due to the expansion of our operations.

   Stock-based Compensation. We recorded total deferred compensation of $11.1 million during the nine months ended December 2, 2000, related to stock option grants to employees and an employee change in status, of which approximately $.7 million was expensed as stock-based compensation during that period. We recorded approximately $27.8 million of stock-based compensation expense during the nine months ended December 2, 2000, relating to stock option grants to employees of Cabletron and Enterasys primarily related to the acceleration of vesting of these options during our third quarter. We also recorded approximately $2.2 million of compensation expense related to options granted to consultants.

 Fiscal Years Ended February 29, 2000, February 28, 1999 and February 28, 1998

   Net Revenues. Net revenues for fiscal year 2000 were $23.1 million, an increase of $19.8 million, or 603%, compared to $3.3 million for fiscal year 1999. The significant increase in net revenues was primarily due to the addition of new service provider customers both in the United States and internationally. Net revenues for fiscal year 1998 were negligible.

   Cost of Revenues. Cost of revenues for fiscal year 2000 was $12.0 million, an increase of $9.0 million, or 298%, compared to $3.0 million for fiscal year 1999. As a percentage of net revenues, cost of revenues decreased to 52% from 92% for the same periods. The improvement in our gross margin was primarily attributable to economies of scale achieved from increased net revenues. Cost of revenues for fiscal 1998 was negligible.

   Research and Development. Research and development expenses for fiscal year 2000 were $30.7 million, an increase of $4.0 million, or 15%, over fiscal year 1999. Research and development expenses for fiscal year 1999 were $26.6 million, an increase of $14.6 million, or 122%, compared to $12.0 million for fiscal year 1998. This increase was primarily due to the Yago Systems acquisition. Research and development expenses as a percentage of net revenues were 133% for fiscal year 2000, 811% for fiscal year 1999 and 20,361% for fiscal year 1998. The increase in research and development expenses for these periods was primarily due to increased personnel.

   Sales and Marketing. Sales and marketing expenses for fiscal year 2000 were $9.3 million, an increase of $6.1 million, or 191%, over fiscal year 1999. Sales and marketing expenses for fiscal year 1999 were $3.2 million, an increase of $1.2 million, or 62%, compared to $2.0 million for fiscal year 1998. Sales and marketing expenses as a percentage of net revenues were 40% for fiscal year 2000, 97% for fiscal year 1999 and 3,325% for fiscal year 1998. The increase in sales and marketing expenses for these periods was primarily due to increased personnel.

   General and Administrative. General and administrative expenses for fiscal year 2000 were $8.5 million, an increase of $3.5 million, or 70%, over fiscal year 1999. General and administrative expenses for fiscal year 1999 were $5.0 million, an increase of $2.0 million, or 65%, compared to $3.1 million for fiscal year 1998. General and administrative expenses as a percentage of net revenues were 37% for fiscal year 2000, 153% for fiscal year 1999 and 5,175% for fiscal year 1998. The increase from fiscal year 1999 to fiscal year 2000 was primarily due to a $1.9 million increase in infrastructure costs and a $1.6 million increase in our provision for doubtful accounts. We have not written-off significant accounts receivable balances during fiscal year 2000. We perform specific analysis of our customer balances on a regular basis and provide for doubtful accounts based on the identification of collections risk. The receivable balance increased $8.9 million during fiscal year 2000. As the accounts receivable balance increased during the fiscal year, the amount of specific risk identified also increased, which we have appropriately provided for in the reserve for doubtful accounts. The increase in general and administrative expenses from fiscal year 1998 to fiscal year 1999 was primarily due to the Yago Systems acquisition.

   Special Charges. In March 1998, Cabletron acquired Yago Systems. The purchase accounting for this has been pushed down by Cabletron to Riverstone. The recorded cost of the Yago Systems acquisition was approximately
$165.7 million, including direct costs of $2.6 million. Based on an independent appraisal, approximately $150.0 million of the purchase price was allocated to in-process research and development. We recorded special charges of $150.0 million for this in-process research and development at the date of acquisition. Our consolidated results of operations include the operating results of Yago Systems from the acquisition date. The fiscal 1999 special charges also included $0.4 million related to a write-off of manufacturing equipment.

   Income Taxes. Our operating results historically have been included in Cabletron's consolidated United States federal and state income tax returns. The provision for income taxes in these consolidated financial statements has been determined on a separate return basis. We have not recognized any deferred tax benefit for the net operating losses from the periods presented because Cabletron used them during these consolidated tax return years and they will not be available to us. Under the separate return method, we would not have been able to recognize the tax benefit. We have recorded a full valuation allowance against our deferred tax assets because our management believes that, after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is more likely than not that these assets will be realized.

   If we establish foreign subsidiaries in the future, our mix of income before taxes in the various tax jurisdictions could cause our effective tax rate to fluctuate. Our tax liability after the date of our separation and before the date of Cabletron's distribution will be determined by our tax sharing agreement with Cabletron and its affiliates. From the date of our separation, Cabletron is required to reimburse us for any tax losses attributable to us that are used by Cabletron, and we are required to reimburse Cabletron for any tax liabilities attributable to us that are paid by Cabletron.

 Quarterly Results of Operations

   The following tables show our statement of operations data for our previous eleven quarters, including these amounts expressed as a percentage of net revenues. This unaudited quarterly information has been prepared on the same basis as our audited financial statements and, in the opinion of our management, reflects all adjustments, consisting only of normal recurring entries, necessary for a fair presentation of the information for the periods presented.

   The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                                               Quarter Ended
                     ------------------------------------------------------------------------------------------------------------
                      May 31,   Aug. 31,  Nov. 30,  Feb. 28,  May 31,  Aug. 31,  Nov. 30,  Feb. 29,  Jun. 3,   Sept. 2,  Dec. 2,
                       1998       1998      1998      1999     1999      1999      1999      2000      2000      2000      2000
                     ---------  --------  --------  --------  -------  --------  --------  --------  --------  --------  --------
                                                         (in thousands, unaudited)
Net revenues.......  $     110  $   284   $   933   $ 1,957   $ 2,480  $  2,843  $  4,992  $12,761   $ 15,778  $ 20,554  $ 26,784
Cost of revenues...        209      374       870     1,556     1,525     1,930     2,428    6,093      7,271     9,157    11,643
                     ---------  -------   -------   -------   -------  --------  --------  -------   --------  --------  --------
   Gross profit....        (99)     (90)       63       401       955       913     2,564    6,668      8,507    11,397    15,141
Operating expenses:
 Research and
  development......      6,504    7,465     6,887     5,791     6,949     8,373     7,964    7,405     10,177    10,328    10,061
 Sales and
  marketing........        774      716       886       812     1,315     1,713     2,431    3,820      7,295     7,595    10,012
 General and
  administrative...        922    1,333     1,406     1,364     1,574     2,398     2,577    1,985      3,281     3,030     3,344
 Stock-based
  compensation.....        --       --        --        --        --        --        --       --         263     2,989    27,410
 Special charges...    150,000      --        --        382       --        --        --       --         --        --        --
                     ---------  -------   -------   -------   -------  --------  --------  -------   --------  --------  --------
   Total operating
    expenses.......    158,200    9,514     9,179     8,349     9,838    12,484    12,972   13,210     21,016    23,942    50,827
                     ---------  -------   -------   -------   -------  --------  --------  -------   --------  --------  --------
   Operating loss..   (158,299)  (9,604)   (9,116)   (7,948)   (8,883)  (11,571)  (10,408)  (6,542)  (12,50 9)  (12,545)  (35,686)
Interest
 expense/(income)..          9        6         7         6         8         6         6        7          4      (770)     (779)
                     ---------  -------   -------   -------   -------  --------  --------  -------   --------  --------  --------
   Net loss........  $(158,308) $(9,610)  $(9,123)  $(7,954)  $(8,891) $(11,577) $(10,414) $(6,549)  $(12,513) $(11,775) $(34,907)
                     =========  =======   =======   =======   =======  ========  ========  =======   ========  ========  ========

                                                              Quarter Ended
                     ---------------------------------------------------------------------------------------------------
                     May 31,    Aug. 31,  Nov. 30, Feb. 28, May 31,  Aug. 31, Nov. 30, Feb. 29, Jun. 3, Sept. 2, Dec. 2,
                       1998       1998      1998     1999    1999      1999     1999     2000    2000     2000    2000
                     --------   --------  -------- -------- -------  -------- -------- -------- ------- -------- -------
                                                               (unaudited)
Percentage of net
 revenues:
 Net revenues.......      100 %     100 %    100 %    100 %   100 %     100 %    100 %   100 %    100 %   100 %    100 %
 Cost of revenues...      190       132       93       80      61        68       49      48       46      45       43
                     --------    ------     ----     ----    ----      ----     ----     ---      ---     ---     ----
   Gross profit.....      (90)      (32)       7       20      39        32       51      52       54      55       57
Operating expenses:
 Research and
  development.......    5,913     2,629      738      296     280       295      160      58       65      50       38
 Sales and
  marketing.........      704       252       95       41      53        60       49      30       46      37       37
 General and
  administrative....      838       469      151       70      63        84       52      16       21      15       13
 Stock-based
  compensation......      --        --       --       --      --        --       --      --         2      15      102
 Special charges....  136,364       --       --        20     --        --       --      --       --      --
                     --------    ------     ----     ----    ----      ----     ----     ---      ---     ---     ----
   Total operating
    expenses........  143,819     3,350      984      427     396       439      261     104      134     117      190
                     --------    ------     ----     ----    ----      ----     ----     ---      ---     ---     ----
Operating loss...... (143,909)   (3,382)    (977)    (407)   (357)     (407)    (210)    (52)     (80)    (62)    (133)
Interest
 expense/(income)...        8         2        1       --      --        --       --      --       --      (2)      (3)
                     --------    ------     ----     ----    ----      ----     ----     ---      ---     ---     ----
   Net loss......... (143,917)%  (3,384)%   (978)%   (407)%  (357)%    (407)%   (209)%   (52)%    (80)%   (60)%   (130)%
                     ========    ======     ====     ====    ====      ====     ====     ===      ===     ===     ====

   While research and development expenses have increased year-over-year, quarterly expenses have varied significantly. In the quarters ended August 31, 1998, November 30, 1998, August 31, 1999, and June 3, 2000, we incurred increased levels of prototyping and certification expenses related to new product introductions. In the quarter ended June 3, 2000, Cabletron transferred to us its Reading, England research and development group resulting in an additional $1.2, $1.1 and $.6 million in research and development expenses at June 3, September 2, and December 2, 2000.

   The significant increase in general and administrative expenses for the quarters ended May 31, 1999, August 31, 1999 and November 30, 1999, is primarily due to an increase in our provision for doubtful accounts from growth in our trade receivables.

   The significant increase in sales and marketing expenses for the quarter ended December 2, 2000 is due to increases in our sales force, particularly internationally.

Liquidity and Capital Resources

   Historically, Cabletron has administered our cash. We transferred cash receipts related to our business to Cabletron periodically, and Cabletron has provided funds to cover our disbursements. We have reported no cash or cash equivalents at February 29, 2000. On December 2, 2000, we reported cash of $35.8 million in our intercompany cash account. Cabletron administers this intercompany account, as provided by our services agreement with them. We separately manage our other cash accounts, including the proceeds of our initial public offering, and expect to begin managing the cash represented by our intercompany account after Cabletron completes its distribution of the shares that it holds in Riverstone to holders of Cabletron's common stock.

   Cash used in operating activities was $25.1 million for the nine months ended December 2, 2000. Cash used by operating activities was $40.3 million in fiscal year 2000, $37.0 million in fiscal year 1999 and $16.1 million in fiscal year 1998. Cash used by operating activities in these periods was primarily attributable to general operating expenses, increases in accounts receivable resulting primarily from the addition of new service provider customers, and increases in inventories and other working capital items.

   Investing activities consisted of capital expenditures of $10.2 million in the nine months ended December 2, 2000, $4.1 million in fiscal year 2000, $3.8 million in fiscal year 1999 and $1.9 million in fiscal year 1998. Capital expenditures during these periods include production equipment, research and development equipment, computers, enterprise resource planning software applications and facility-related improvements.

   Cash provided by financing activities consisted primarily of net transfers from Cabletron under our cash administration arrangements with them. We also received approximately $7 million for the issuance of stock purchase rights to the strategic investors.

   Our principal administrative, sales, marketing and research and development facilities are located in an approximately 129,200 square foot facility in Santa Clara, California, under a lease that was assigned to us by a subsidiary of Cabletron effective August 28, 2000. The initial term of the lease expires on February 28, 2006. We expect the cost of this lease to be approximately $.6 million for the last quarter of fiscal year 2001. The lease provides for annual increases in rent.

   Our future capital requirements will depend on a number of factors, including the timing and rate of the expansion of our business. We anticipate a substantial increase in our capital expenditures to support growth in operations and infrastructure. However, our underlying assumed levels of revenues and expenses may prove to be inaccurate. We may need to raise additional funds through public or private financing or other arrangements to:

  . support more rapid expansion of our business than we anticipate;

  . develop and introduce new or enhanced products or services;

  . respond to competitive pressures;

  . invest in or acquire businesses or technologies; or

  . respond to unanticipated requirements or developments.

   Financing may not be available to us, if needed, on favorable terms or at all. If we raise additional funds through the issuance of equity securities, dilution to existing stockholders may result. If sufficient funds are not available, we may be unable to introduce new products and services, expand our sales force and service organization or compete effectively in our markets, any of which could materially harm our business, financial condition and results of operations.

   We intend to use the net proceeds of the offering and the exercise by the strategic investors of their stock purchase rights for working capital and for other general corporate purposes. We will use our working capital to fund our operating expenses including our increased research and development costs and the expansion of our sales and marketing force.

   We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures over the next 12 months.

Quantitative and Qualitative Disclosures About Market Risk

   Interest Rate Risk. Under our services agreement with Cabletron, Cabletron provides us with a centralized treasury function. As part of this function, Cabletron administers our cash account. Our cash account represents an amount, which may be adjusted periodically for our receivables collected and payables paid and for other appropriate credits and debits, which is payable on demand by Cabletron to us in cash. The amount of cash we can demand from Cabletron is not affected by any profit or loss Cabletron may realize from its cash management activities, except that Cabletron does credit interest income to us based on our weighted average cash balance at the same rate as Cabletron earns on average on its holdings of cash, cash equivalents and other short-term investments. As of December 2, 2000, our cash account with Cabletron totaled $35.8 million. Based upon Cabletron's reported cash reserves, we do not believe that there is any material risk that Cabletron would fail to pay us upon demand.

   Foreign Currency Exchange Risk. Under our services agreement with Cabletron, Cabletron manages our treasury risk management strategy. Cabletron's strategy has been to use foreign exchange forward and option contracts to hedge some balance sheet exposures and intercompany balances against future movements in foreign exchange rates. Gains and losses on the forward and option contracts are largely offset by gains and losses on the underlying exposure and consequently a sudden or significant change in foreign exchange rates would not have a material impact on future net income or cash flows. Cabletron performed a sensitivity analysis as of February 29, 2000, which resulted in immaterial fair value movements based on hypothetical exchange rate movements. Consistent with that analysis, our foreign currency exchange risk, as it relates to fair value, is immaterial. We are evaluating our exchange rate risk management strategy. We do not now or in the future intend to use derivative financial instruments for trading purposes.

Recent Accounting Pronouncements

   In June 1998, June 1999, and June 2000 the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities, SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133 and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133. These statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133 will be effective for our fiscal year 2002. We believe that adoption of these statements will not have a significant impact on our financial results.

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Statement of Position 98-1 requires that entities capitalize costs related to internal-use software once specified criteria have been met. We adopted Statement of Position 98-1 in our first quarter of fiscal 2001. The adoption of this statement did not have a significant impact on our financial results.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. We have adopted SAB 101 and the adoption did not have a material impact on our financial statements.

                                    BUSINESS

Overview

   We are a leading provider of Internet infrastructure equipment to service providers in the metropolitan area network. The metropolitan area network encompasses service providers, the Internet infrastructure connecting these service providers with their customers and the Internet backbone. Historically, end-users only required basic bandwidth and connectivity to the Internet. Today, the Internet is an integral part of communication and commerce, creating end-user demand for sophisticated business applications and services. Service providers are seeking to build networks with advanced capabilities to offer these services. Our switch routers and web switches contain bandwidth management and provisioning, accounting and billing, quality of service and content delivery capabilities that enable service providers to deliver advanced applications and differentiated services to their customers.

   Our customers include traditional Internet service providers, content hosting and application service providers, building local exchange carriers and metropolitan service providers. Our top customers by revenue for the period March 1, 2000 to March 3, 2001 were British Telecom, CAIS Internet, IntelliSpace, Interlan Communications, MCI Worldcom, Itochu Techno Science, Metricom, NetRail, Network Value Components, New Technologies & Telecommunications Investment, Saritel, Soliton Systems, Telecom Italia, Telia, Tellabs, Telseon, Terabeam, Terayon, Verizon and Vitts Networks. We sell and market our products primarily through our direct sales organization and value-added resellers. We have also entered into a non-exclusive strategic distribution agreement with Tellabs.

Industry Background

 Demand for Advanced Internet-Based Network Services

   The Internet has developed quickly into a mass medium for both communication and commerce, with the number of households and businesses that use the Internet expected to increase significantly over the next several years. According to International Data Corporation, an independent research firm, the number of world wide web users is expected to increase from 240 million in 1999 to approximately 602 million by the end of 2003.

   The Internet is undergoing a fundamental transformation. Historically, Internet content and services were centralized, forcing the vast majority of Internet traffic to traverse the Internet backbone to reach the end-user. Today, with advances in technologies that manage and distribute content, Internet applications and services are being distributed to sites closer to end-users. These sites are typically located within the metropolitan area, where there is a high concentration of businesses and consumers. Thus, the bulk of Internet traffic is now produced and consumed within metropolitan areas. At the same time, improved technology is significantly increasing the amount of data, or bandwidth, that can be transmitted between the network and the end-user, commonly known as the last-mile. These trends have led to the rise of the metropolitan area network, or MAN, which extends from the end-user to the Internet backbone. The increased prominence of the MAN is transforming the Internet into a mesh of interconnected metro networks that are linked together by the Internet backbone.

   The growth in Internet usage and the emergence of the MAN have led to a new generation of sophisticated and data-intensive applications and services. The delivery of these applications and services is evolving in response to end-user demands and the need for service providers to develop new sources of revenue. These service providers include traditional telecommunications carriers, Internet service providers, or ISPs, content hosting and application service providers, or ASPs, building local exchange carriers, or BLECs, and metro service providers, or MSPs.

 Emergence of Service Providers in the Metropolitan Area Network

   Traditional Internet Service Providers. ISPs have traditionally provided basic connectivity and access to the Internet. With the increasing commoditization of bandwidth and the rise of business services in the MAN, we believe that ISPs will need to expand their service offerings to retain their existing customers and take advantage of higher margin revenue opportunities in new markets.

   Content Hosting and Application Service Providers. Content and web hosting service providers offer secure, reliable and managed access to web pages, e-mail services, and data storage. Application service providers supply their customers with outsourced software applications ranging from business automation to productivity enhancing tools. Both content hosters and ASPs house their operations in hosting centers that are typically located in the MAN.

   Building Local Exchange Carriers. BLECs provide small and medium-sized businesses located in office buildings with local area network, or LAN, services and connectivity to the Internet. To increase efficiency, BLECs typically aggregate network traffic from multiple buildings. Commercial real estate owners often give access rights to multiple BLECs which must then compete based on the price and competitiveness of their service offerings.

   Metropolitan Service Providers. MSPs provide metropolitan communication backbones and access over fiber optic cables to connect BLECs, content hosting and application service providers, and businesses using high bandwidth connections. To do this, MSPs build their own networks or lease fiber optic cables, where available, allowing them to bypass the local telephone company's last-mile connection to end-users. This allows MSPs to provide end-users with high-capacity, low-cost bandwidth and shorter provisioning times. Provisioning means establishing or changing the amount of bandwidth available to a customer or altering other characteristics of a customer's connection.

 Requirements of Service Providers in the MAN

   To enable the delivery of applications and services, service providers must build networks with increasing levels of availability, reliability and security. We believe service providers must be able to rapidly reconfigure and adapt their networks to differentiate service offerings for their customers. Additionally, they must be able to employ innovative pricing and billing models. At the same time, their network infrastructure must be cost-effective to operate, and must minimize the expense of adding new capabilities and technologies as they become available in the future.

   Network Availability, Reliability and Security. End-user customers expect mission-critical business services delivered over the Internet to have the same level of availability and reliability as the traditional telephone network. Service providers are demanding that equipment installed in the network meet carrier-class requirements for reliability and interoperability. New equipment should be easily integrated into the existing network and should not increase the complexity of the service providers' operational support systems, or OSS. Service providers also need to enforce network security measures to prevent unauthorized use of their services or access to their customers' data. To meet this need, the network equipment used by service providers should support industry standards for network and electronic-commerce security and provide mechanisms to control network access.

   Service Creation Model. To maintain and grow their customer base, and to develop new sources of revenue, service providers must be able to differentiate themselves from their competitors by offering a wide range of advanced applications and services tailored to their customers' needs. At the same time, their networks must support the introduction of new services as the Internet evolves and users demand more advanced solutions.

   We believe that service providers' ability to deliver these services is generally constrained by their installed equipment:

  . Limited bandwidth management. Customer and application bandwidth demands vary rapidly, unexpectedly and over a wide range. Network equipment today cannot adequately respond to or manage these variations;

  . Minimal provisioning capabilities. Provisioning of services to customers is time consuming and costly, resulting in slower time-to-market and decreased revenue;

  . Basic accounting and billing. Billing and accounting mechanisms are not sufficiently flexible to allow for time-of-day, usage-based and customized pricing;

  . Failure to give priority to delay-sensitive data. Delay-sensitive applications, such as voice or video, do not receive adequate priority under heavy network loads, which can lead to an unacceptable degradation in service; and

  . Inefficient data delivery. Data in an Internet packet is typically carried in a seven layer hierarchical format. Layers 1 to 3 contain network address information, and layers 4 to 7 carry the end-user application information. Today's infrastructure generally does not adequately provide the ability to actively manage data distribution and access in a manner that ensures high availability and efficient delivery.

   Flexible Service Delivery Platform. Service providers need to design and operate networks that adapt to the rapidly evolving demands of end-users and changes in their business environment. They must be able to add new services and technologies without disrupting operations, replacing existing infrastructure or redesigning network architecture. Service providers must also be able to provide their services across diverse network infrastructures, accommodating a mix of existing and next generation network technologies, such as asynchronous transfer mode, or ATM, synchronous optical network, or SONET, and Gigabit Ethernet.

   Cost-Effective Infrastructure. As service providers increase the sophistication of their offerings to end-users, their network infrastructure grows increasingly complex. Without careful management and planning, this complexity can result in increases in both capital and operating costs of the equipment used in their network. Historically, networking equipment has primarily been designed to transmit data reliably. In most cases, existing infrastructure equipment has not been designed to deliver these advanced services without significantly degrading performance and increasing costs. We believe that the need to package services with connectivity is prompting service providers to purchase infrastructure equipment that is cost effective and capable of delivering complex services over the Internet.

Our Solution

   We design and manufacture routers and switches that enable service providers to convert optical and electrical bandwidth into differentiated services for their customers. Our products deliver advanced service creation features such as bandwidth provisioning, traffic accounting, data classification and quality of service. Our products benefit customers in several ways:

 Network Availability, Reliability and Security

   Our products provide high levels of network availability and reliability, even under heavy network traffic conditions. We achieve this by combining our custom application specific integrated circuits, or ASICs, with our RapidOS software in a scalable, modular architecture. Our routers and switches are interoperable with a variety of products from other vendors. In collaboration with our customers, we have developed a testing environment that includes real world configurations, allowing us to deliver reliable products. Our products meet numerous regulatory requirements and our most advanced products are designed to be NEBS compliant. Our products also incorporate numerous security protocols for supporting virtual private networks and secure network access.

 Service Creation

   We have designed our products as platforms on which service providers can deliver sophisticated and differentiated services. The key service enablers that are embedded in our products are:

   Bandwidth Management. Our switch routers offer advanced capabilities to manage bandwidth in real-time, without sacrificing network performance. Our products allow our customers to remotely set bandwidth limits from one kilobit to one gigabit and easily integrate with leading bandwidth management software.

   Provisioning. As customer and application bandwidth needs change, commands sent remotely to our products can instantly and inexpensively set-up, modify or terminate connections.

   Accounting and Billing. Our switch routers support hardware-based accounting, allowing service providers to collect real-time customer billing information without affecting network performance. This allows service providers to create and offer advanced pricing structures tailored to their customers' needs by usage, by time-of-day and by location.

   Quality of Service. Our products separate traffic into multiple service classes based on end-user identity, application type, time-of-day and other attributes. Our quality of service features allow service providers to improve service quality by assigning priority to delay-sensitive or high-priority traffic such as voice or video.

   Content Delivery. To increase the speed of content delivery, our products offer network-wide capabilities to create the shortest and most reliable path between the end-user and the content. This is accomplished through advanced traffic management using a broad range of Internet routing protocols. Our products' layer 4 to 7 capabilities allow service providers to efficiently manage content distribution and access without compromising network performance.

 Flexible Service Delivery Platform

   We design our products to operate and adapt to the rapidly evolving demands of our customers' network infrastructure. Our open application programming interface allows our products to be easily integrated with customers' bandwidth management, provisioning, accounting and billing, quality of service and content delivery tools. Our Intelligent Service Router architecture scales with the needs of service providers. Additional line cards can be inserted into our modular chassis to increase bandwidth capacity. If bandwidth is exhausted in one chassis, service providers can link multiple chassis together to obtain additional capacity. Our RapidOS operating system can scale in the face of increasing Internet traffic while continuing to manage bandwidth, deliver routing throughput, and provide differentiated services. New technology interfaces and RapidOS upgrades can be added to in-service chassis without disrupting existing operations. The modular design of our products enables the rapid and easy addition of new services without requiring re-design of network architecture or replacement of existing infrastructure equipment.

   Our products support optical and electrical interfaces to ensure that services can be quickly provisioned across a broad range of media types. This means that service providers using our switch routers can rapidly offer services across almost any infrastructure. This broad range of support is delivered in a single chassis, eliminating the need to purchase multiple solutions or consume limited space.

 Cost-effective Infrastructure

   Our products allow service providers to start with a low initial capital expenditure while retaining the ability to add bandwidth as demand increases. Using our advanced provisioning capabilities, we believe service providers can reduce their operating costs by eliminating the need to send crews out into the field to provision service. Our products also offer high port density, which means our chassis occupy less space in expensive hosting facilities. Using our wide array of media interfaces, service providers have the flexibility to choose the most appropriate telecommunications medium to connect customers to their service.

Our Strategy

   We intend to become the leading provider of advanced optical and electrical networking solutions to service providers in metropolitan area networks. The key elements of our growth strategy are to:

   Focus Exclusively on the Service Provider Market. We will continue to target the service provider market, keeping every aspect of our customer relationships focused on our customers' specialized requirements. By aligning our entire organization behind the particular needs of service providers, we believe that we are able to respond more rapidly than our competitors to the swiftly evolving service provider market. Our products are tailored for the MAN environment, avoiding the trade-offs inherent in general purpose products designed to serve the disparate needs of multiple markets. We believe our exclusive focus will provide us with a competitive advantage in the MAN marketplace.

   Build upon our Position as a Leading Developer of Service Creation Platforms. We have designed our platforms to enable service providers to deliver advanced applications and services. Over the past four years, we have established close working relationships with our key customers. These relationships help us to anticipate emerging business trends and deliver the new features necessary to create next generation service offerings. We intend to use our position as a technology innovator to sell our products to service providers and become the vendor of choice in the MAN.

   Expand Existing and Develop Next Generation Products. We will continue to invest significantly in our existing RapidOS operating system and ASIC designs and will build upon our existing products to develop our next generation of product enhancements and new product offerings. We are now using our third generation ASICs in the development of additional network interfaces that will support our customers' applications and the anticipated growth in network size and service requirements. For example, our RapidOS supports Multi Protocol Label Switching, or MPLS, to statically configure information paths between two points using data tags. We are building on this MPLS technology to develop enhancements that will permit these information paths to be automatically configured.

   Continue to Expand our Highly Skilled Engineering Team. We have assembled a team of over 200 engineers with extensive experience in the fields of high-speed microprocessor design, high-speed networking equipment design, Internet routing protocols and embedded software. The experience of our engineering teams ranges from delivering very large, highly integrated ASICs to implementing scalable Internet software. We divide our engineering resources into three distinct teams. Our first two teams are focused exclusively on expanding the breadth and improving the competitive position of our switch router and web switch product families. This allows us to focus a third engineering team solely on the development of our next generation products. We will continue to add skill sets and expand our engineering teams to deliver high quality products and services to our customers.

   Expand our U.S. and International Sales Presence. We primarily use a direct sales model in North America through which we establish relationships at multiple levels in our customers' organizations, including with key individuals who are responsible for infrastructure build-out and service planning for their businesses. We intend to develop indirect sales channels, including the equipment resale divisions of content and application service providers. These resale divisions recommend and sell infrastructure equipment to their customers to support the content and application servers co-located in the service providers' facility. Internationally, we are adding to our direct sales force and are expanding and establishing relationships with leading distributors and vendors of telecommunications equipment in both Asia and Europe.

Technology

   Our core technology consists of our Intelligent Service Router architecture, our RapidOS software operating system, and our ASICs. These key elements of our technology are incorporated into all of our switch router and web switch products. By internally developing and maintaining the critical components for our systems, we believe the performance and features of our systems are superior to those of systems based upon third-party general purpose components. Our modular system architecture, coupled with our core hardware and software, enable us to create new products and solutions by rapidly developing new interfaces, new features and new form factors or sizes.

   Intelligent Service Router Architecture. Our product architecture consists of ASIC-based packet forwarding engines distributed on each line card and a centrally located routing engine running our RapidOS operating system, connected together by high-performance ASIC-based switching devices. Our product architecture allows us to deliver the capacity, reliability and features that we believe are necessary to build and expand our customers' metropolitan networks.

   By distributing packet processing functions on ASICs located on each line card, rather than on a centrally located general purpose CPU, we are able to offer advanced functions while maintaining wirespeed performance. With this architecture, our products can increase bandwidth by adding line cards without degrading overall performance. Our RS32000 platform can handle up to 90 million packets per second when all of its line cards are installed.

   RapidOS Operating System. RapidOS, our standards-based software, controls the features and functionality of the switch router and web switch platforms. We do not sell RapidOS on a stand alone basis. We have continued to improve RapidOS since its introduction in 1998 based upon feedback from a variety of service provider customers. RapidOS incorporates a set of service enabling capabilities to meet the demands of service providers, such as traffic engineering, bandwidth control, network traffic classification and network security. RapidOS's Internet Business Intelligence Gathering, or iBIG, feature allows service providers to collect traffic statistics and billing data in real time. RapidOS also supports all standard Internet class routing protocols, a complete set of industry standards-based layer 2 features and MPLS. RapidOS provides traffic load balancing and content management of electronic-commerce applications by using layer 4 to 7 functionality. Our RapidOS is also capable of delivering network level redundancy at layer 2 and layer 3.

   ASIC Technology. The switching devices and forwarding engines in our products use internally developed ASICs that are designed specifically for our Intelligent Service Router architecture. These ASICs implement service enabling features such as network traffic classification, accounting, security and bandwidth management. The ASICs are designed to facilitate the rapid implementation of various electrical and optical network interfaces that support transmission speeds from 1.5 megabits per second for a T1 line up to 10 gigabits per second for an optical carrier 192, or OC-192, line. We believe our control over the design and development of ASICs and the close interaction between our hardware and software teams have enabled us to achieve enhanced performance.

Riverstone Products

   We offer a wide variety of products to effectively address the broad metropolitan network needs for access, content delivery, aggregation and edge routing applications.

   RS32000 Intelligent Edge Router. The RS32000 is our intelligent edge router product. Intelligent edge routers aggregate and route network traffic at service provider facilities before it is routed to the Internet backbone. Intelligent edge routers are also used for aggregating and routing network traffic in co-location centers. The RS32000 is capable of aggregating traffic from a wide variety of network access technologies. The RS32000 provides high port density and high reliability. It can provide up to 90 million data packets per second routing performance.

   We expect to begin shipping the RS38000, our next generation intelligent edge router, in the first quarter of calendar year 2001. We have designed the RS38000 to provide higher port density and increased routing performance, and with the capability to support our OC-192 and 10 Gigabit Ethernet products under development.

   RS8000/8600 Metro Service Routers. The RS8000 and RS8600 are our metro service router products. Metro service routers are used as the Internet access or network traffic aggregation platform where small form factor and low power consumption are required. Metro service routers must support a wide variety of interfaces and service-enabling features. These products aggregate the network traffic and pass it on to the intelligent edge router.

   The RS8000 and RS8600 are designed specifically to be service delivery platforms across both the optical and electrical segments of the metro network infrastructure. As an aggregation platform, the RS8000 and RS8600 offer high port density in a small form factor. As an access platform, the RS8000 and RS8600 are ideal for fiber optic cable connectivity in building backbones and data center in co-location facilities. The RS8000 and RS8600 are capable of aggregating traffic from a wide variety of access technologies. The RS8000 and RS8600 use the same line cards, thus offering maximum flexibility for upgrades.

   RS2000, RS2100 and RS3000 Metro Access Routers. The RS2000, RS2100 and RS3000 are our metro access routers with hardware routing capability. Metro access routers are used to connect end-users with metro aggregation facilities. Metro access routers must support traditional connectivity and advanced optical modules for Gigabit, ATM and Packet over SONET up-links.

   The RS2000 and RS3000 routers support traditional connectivity and advanced optical modules. The RS2000 and RS3000 products incorporate all the routing, switching, traffic engineering, accounting and security features of the rest of our switch router platform but in a smaller, lower cost platform. The RS2000 and RS3000 share the same line cards, thus offering maximum flexibility for upgrades. The RS2100 supports eight 1 Gigabit ports and no additional line cards.

   IA1100/1200 Web Switches. Web switching products are used for content balancing and web switching by content and application service providers. The IA1100 and IA1200 are our web switches that support local server load balancing, global site load balancing and web cache redirection functions. These web switch products support a full-featured set of layer 2, 3 and 4 switching and routing functions. They also support an extensive set of server testing to confirm that servers are performing properly--from low level physical connectivity to proper content presentation and database interaction.

 Wide Array of Supported Line Cards

   Our products include line cards that support all of the network technologies identified in this table. All line cards contain all of the service enabling features of Riverstone's Intelligent Service Router architecture.

                                  RS32000 RS8000/8600 RS2000/3000 IA1100/1200
-----------------------------------------------------------------------------
  10 Gigabit Ethernet                 D
-----------------------------------------------------------------------------
  Packet over SONET OC-48c/STM-
   16                                 D
-----------------------------------------------------------------------------
  Packet over SONET OC-12c/STM-4      X         X
-----------------------------------------------------------------------------
  Packet over SONET OC-3c/STM-1                 X           X
-----------------------------------------------------------------------------
  4 or 8 Gigabit WDM                  D
-----------------------------------------------------------------------------
  Gigabit GBIC-SX/LX/LLX              X
-----------------------------------------------------------------------------
    1000 Base-LH-70Km reach                     X           X
-----------------------------------------------------------------------------
    1000 Base-LX                                X           X
-----------------------------------------------------------------------------
    1000 Base-SX                                X           X           X
-----------------------------------------------------------------------------
  1000 Base-T-copper GigE                       X           X
-----------------------------------------------------------------------------
  ATM OC-12c                                    X
-----------------------------------------------------------------------------
  ATM OC-3c/DS3                                 X           X
-----------------------------------------------------------------------------
  10/100 Base-TX                      X         X           X           X
-----------------------------------------------------------------------------
  100 Base-FX                                   X
-----------------------------------------------------------------------------
  Channelized T3 with CSU/DSU       X         X
-----------------------------------------------------------------------------
  High speed serial
   interconnect-HSSI                          X           X
-----------------------------------------------------------------------------
  Channelized T1 with CSU/DSU                 X           X
-----------------------------------------------------------------------------
  Multi-rate serial WAN                       X           X
-----------------------------------------------------------------------------
  Cable modem termination
  system-CMTS                                 X           D

--------
  A checkmark indicates that the line card is available now for the listed product. A "D" indicates that the line card is under development.

Research and Development

   As of March 3, 2001, we employed 223 people in our engineering and research and development organization with the majority located in our Santa Clara, California corporate headquarters. We believe that our future success depends on our ability to continually to enhance our existing products and develop new products. To achieve this goal, our research and development department is organized into three teams that work in parallel to develop successive generations of networking products. We have assembled a team of skilled engineers with extensive experience in the fields of high-speed microprocessor design, high-end computing, network system design, Internet routing protocols and embedded software. These individuals have been drawn from leading computer, data networking and telecommunications companies. The engineering team's collective experience ranges from building complex hardware and software, to delivering very large, highly integrated ASICs and scalable Internet software.

   We are using our third generation ASICs in our products. We are also developing additional network interfaces targeted to our customer demands and continuing to develop next generation technology to support the anticipated growth in network size and service requirements, such as 10 Gigabit Ethernet, OC-48 and OC-192. We continue to expand the functionality and scalability of our RapidOS including advanced MPLS implementations.

Customers

   Our customers primarily consist of Internet service providers, content hosting and application service providers, building local exchange carriers and metropolitan service providers. As of March 3, 2001, we had approximately 200 customers, the majority of which were ISPs and MSPs located in the United States and Europe. The following customers each accounted for at least $1 million in revenue for the period March 1, 2000 to March 3, 2001:

   British Telecom          NetRail                                          Tellabs
   CAIS Internet            Network Value Components                         Telseon
   IntelliSpace             New Technologies & Telecommunications Investment Terabeam
   Interlan Communications  Saritel                                          Terayon
   Itochu Techno Science    Soliton Systems                                  Verizon
   MCI Worldcom             Telecom Italia                                   Vitts Network
   Metricom                 Telia

   For fiscal year 1999, Adelphia Communications accounted for 46% of our net revenue and Earthlink accounted for 20% of our net revenue. For fiscal year 2000, British Telecom accounted for 15% of our net revenue, Earthlink accounted for 14% of our net revenue, Metricom accounted for 12% of our net revenue and Vitts Networks accounted for 11% of our net revenue. For fiscal year 2001, Telseon accounted for 11% of our net revenue. Although our largest customers may vary from period to period, we anticipate that our operating results for any given period will continue to depend significantly on large orders from a small number of customers. We do not have binding commitments from any of our customers, and if any of our large customers cancel, reduce or delay purchases, our revenue and profitability would be harmed.

   The following examples illustrate how some of our customers use our products.

   IntelliSpace. IntelliSpace is a provider of commercial in-building, Ethernet-based Internet access and advanced data solutions. IntelliSpace selected us as its primary supplier of Fast Ethernet and Gigabit Ethernet layer 2 and layer 3 switches based upon functionality, port density, management, price and the responsiveness of our service and technical organization. Our switch routers are used in fully redundant configurations to efficiently and reliably manage the large traffic volumes that traverse IntelliSpace's network. Our switch routers are used in IntelliSpace's network to provide connectivity to over 85 million square feet of office space throughout the United States.

   Telseon. Telseon, a MSP, delivers scalable bandwidth to service providers, data centers and businesses. Telseon wanted to build a high-speed, secure network that could scale and be provisioned to meet the bandwidth needs of its customers. Telseon's customers can purchase bandwidth through a secure web-based interface, which is then instantly provisioned across their network. They needed our bandwidth-on-demand features to deliver 1 megabit per second to 1 gigabit per second bandwidth to their customers. They chose our products based on features, price and support. Their network includes our RS8600, RS8000 and RS2000 products. Telseon also uses our advanced management features to instantly provision security and bandwidth.

   These examples are not intended to suggest that Intellispace or Telseon are actively endorsing our products.

Sales and Marketing

   We sell and market our products primarily through our direct sales organization, value-added resellers and original equipment manufacturers. As of March 3, 2001, we employed 169 people in our sales and marketing organizations.

 Sales

   North American Sales. Our North American direct sales force, which is divided into western and eastern regional operations, focuses on large service providers. Account managers work as a team with account-focused systems engineers to provide our customers with guidance and assistance on incorporating our products into their network. Our systems engineers also help in defining the features that are required for our products to be successful in specific applications. Our sales team maintains contact with key individuals who have service planning and infrastructure build-out responsibility within our customers' organizations.

   Value-added Resellers. We have complemented our direct sales effort in the United States with several highly focused value-added resellers. Our arrangements with value-added resellers typically have been non-exclusive and provide the value-added reseller with discounts based upon the volume of their orders.

   Strategic Relationships. To increase penetration into the cable operator market, we have established strategic distribution relationships with Tellabs Operations, Inc. and Terayon Communications Systems. We believe that both Tellabs and Terayon offer products that complement ours, and each has established customer relationships with cable operators and multiple system operators, or MSOs. Our agreement with Tellabs and Cabletron's agreement with Terayon, under which we operate, contain terms relating to the distribution, manufacture, marketing and development of products and allow Terayon and Tellabs to resell our products on a worldwide, non-exclusive basis with discounts tied to contractual minimum volume purchases. The Tellabs agreement has an initial term which, unless earlier terminated, expires on December 31, 2003 and is subject to annual renewals on specified conditions, and the initial term of the Terayon agreement, unless earlier terminated, expires on November 30, 2001. We intend to add and maintain a limited number of strategic distribution relationships, including with key original equipment manufacturers, or OEMs, who may offer products or distribution channels that complement ours.

   International Sales. Our international sales are made through a combination of direct and indirect sales efforts. Our European operation is headquartered in London, with sales offices in Spain, Italy and the Netherlands. Our Asia Pacific operation is headquartered in Singapore with offices in Japan and China. While we rely on Enterasys as our principal international reseller, we are negotiating reseller agreements with other distributors in Europe and Asia.

 Marketing

   Our marketing objectives include building market awareness and acceptance of the Riverstone brand and our products, and creating qualified customer leads. Our marketing activities include participation in tradeshows and technical conferences, preparation of sales tools, business cases, competitive analyses and other marketing collateral and sales training. Our marketing activities also include the publication of press releases, new product information and educational articles in industry journals, maintenance of our website and direct marketing to prospective customers.

Service and Support

   We believe that a broad range of support services is critical to the development of long-term relationships with customers. We are committed to providing our customers with a high level of service and support through our internal organization and arrangements with third parties. As of March 3, 2001, we employed 15 people in our customer service and support organization, the majority of whom are located in our Santa Clara, California corporate headquarters.

   We deliver our support services to customers using a three-tier support model. Our first tier of support services is technical assistance through telephone support, which was historically provided to us by Cabletron and later Enterasys. We have recently entered into an arrangement with Digital Equipment (India) to provide these first call support services to our customers. The outsourcing of this support allows us to maintain a small internal support group focused on complex customer problems. We internally provide field support services, our second tier of support services, to our customers when telephone support is not sufficient to address an issue. We are considering possible third party providers to enhance these services. If the first two tiers of our customer service and support team are unable to resolve an issue themselves, they obtain assistance from members of our engineering department who serve as the third level of the customer support team. We have established problem escalation guidelines to focus appropriate technical resources and management attention on customers' problems in a timely manner.

Manufacturing

   We have out-sourced our manufacturing activities to Flextronics International and its affiliates. Flextronics manufacturers our products in Sunnyvale, California and Limerick, Ireland.

   Under our relationship with Flextronics, we design, specify and monitor all of the tests that are required to meet internal and external quality standards. Flextronics obtains materials, undertakes final assembly of prototype and production products, tests our products and ships them to our customers. Cabletron's agreement with Flextronics under which we operate has an initial term which ends on March 1, 2002, unless earlier terminated under the agreement, and continues for successive one year periods unless either party elects not to renew the agreement. This strategic relationship allows us to concentrate on further developing our offerings and eliminates the need to dedicate resources to manufacturing activities. This arrangement also allows us to adjust manufacturing volumes quickly to meet changes in demand.

   We design our ASICs and printed circuit boards and work closely with our partners on future component selection and design support. All materials used in our products are processed through a full qualification cycle and our sourcing is controlled by the use of an approved vendor listing. We perform extensive examinations of all printed circuit board assemblies, full functionality verifications, 24 hour burn-in and power-cycling at maximum and minimum configuration levels. Our ASICs are manufactured by NEC using its 0.35 micron process and Lucent using its 0.25 micron process. NEC and Lucent are responsible for all aspects of the production of our ASICs using our proprietary designs. We periodically evaluate these and other ASIC vendors to identify the best fit with our ASIC technology needs.

Competition

   There is significant competition in the market for network equipment. This market has historically been dominated by Cisco Systems. Other existing and potential competitors are numerous and include established companies such as Extreme Networks, Foundry Networks, Juniper Networks, Lucent, Nortel Networks and Siemens, and other smaller public and private companies. Several of these companies have been in business longer than us and have substantially greater financial, marketing and development resources than we have, which we believe may put us at a competitive disadvantage. Many of these competitors are in a better position than us to provide customers total network infrastructure solutions. Many of these competitors have announced plans to introduce or develop new products that are likely to compete with our product offerings. Future consolidation in our industry is a distinct possibility, and acquisitions by, or mergers among, our competitors could expand their product offerings and hasten their development of new technologies, providing them with a competitive advantage.

   Our customers include service providers in the metropolitan area network. We believe that the principal competitive factors in this market include product performance, reliability, security, expandability, features and cost-effectiveness. Our products provide:

  . high network reliability, security and performance;

  . the ability to allow service providers to offer differentiated services;

  . easy scalability and minimal network disruption;

  . interoperability with existing network designs and equipment vendors;

   .versatility of interfaces; and

   .cost-effective solutions for service providers.

We believe these capabilities, when combined with our exclusive focus on service providers in the MAN, provide us with a competitive advantage.

Intellectual Property

   Our ASICs are the key components in our switch router and web switch products. One of our ASIC families is manufactured by NEC and the other by Lucent. Each successive ASIC design has allowed faster network interfaces, greater service provider functionality and increased port density. Both we and Enterasys share the basic technology embedded in the ASICs manufactured by NEC. However, we do not share with Enterasys our later ASIC family manufactured by Lucent or our service provider specific network interfaces.

   Our Intelligent Switch Router architecture requires an operating system that takes full advantage of the features in our ASICs system. While we also share with Enterasys some of the basic technologies of our operating system, we do not share with Enterasys enhancements and customizations of our RapidOS operating system to address specific needs of the service providers in the metropolitan area.

   To protect our intellectual property, we generally rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to establish and protect our technology. As of March 3, 2001, we had 7 patents in the United States and 27 patents pending in the United States and abroad. Our RapidOS operating system is protected by United States and other trade secret and copyright laws. These legal protections provide only limited protection. Further, the market for Internet infrastructure solutions is subject to rapid technological change. While we intend to continue to protect our proprietary rights where appropriate, we believe that our success in maintaining a technology leadership position is more dependent on the technical expertise and innovative abilities of our personnel than on these legal protections.

   Despite our efforts to protect our proprietary technology, we cannot assure you that the steps we take will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. The laws of many countries do not protect our proprietary technology to as great an extent as do the laws of the United States. We may need to resort to litigation in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of invalidity. We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. Any resulting litigation could result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business and financial condition.

Legal Proceedings

   A consolidated class action lawsuit raising claims against Cabletron and some officers and directors of Cabletron was filed in the United States district court for the district of New Hampshire and, following transfer, is pending in the district of Rhode Island. The complaint alleges that Cabletron and several of its officers and directors made materially false and misleading information about Cabletron's operations and acted in violation of Section 10(b) of and Rule 10b-5 under the Securities Exchange Act of 1934 during the period between March 3, 1997 and December 2, 1997. The complaint also alleges that Cabletron's accounting practices resulted in the disclosure of materially misleading financial results during the same period. More specifically, the complaint challenged Cabletron's revenue recognition policies, accounting for product returns, and the validity of some sales. The complaint does not specify the amount of damages sought on behalf of the class. Cabletron and other defendants moved to dismiss the complaint and, by order dated December 23, 1998, the district court expressed its intention to grant Cabletron's motion to dismiss unless the plaintiffs amended their complaint. The plaintiffs served a second consolidated class action complaint, and Cabletron has filed a motion to dismiss this second complaint. A ruling on that motion is not expected earlier than April 2001. If the plaintiffs prevail, Cabletron could be required to pay substantial damages.

   We have not assumed any liabilities from Cabletron for this litigation. We have not been named as a defendant in this litigation and none of our officers or directors is named as a defendant to this litigation. However, the plaintiffs might attempt to involve us in this litigation or might seek to have us pay damages if Cabletron has insufficient assets to cover any resulting damages. Any involvement in this litigation could be protracted and may result in a diversion of management and other resources. The payment of substantial legal costs or damages, or the diversion of our management and other resources, could have a material adverse effect on our business, financial condition or results of operations.

   We are not aware of any legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, operating results or financial condition. We may in the future be party to litigation arising in the course of our business, including claims that we allegedly infringe third-party trademarks and other intellectual property rights. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Employees

   As of March 3, 2001, we had 472 full-time employees, 223 of whom were engaged in engineering, research and development, 169 in sales and marketing, 28 in manufacturing, 16 in customer support and 36 in finance, administration and operations. None of our employees is represented by a labor union. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Facilities

   Our principal administrative, sales, marketing and research and development facilities are located in an approximately 129,200 square foot facility located in Santa Clara, California. Cabletron Systems Sales and Service, Inc. entered into a lease for this facility in January of 1999, and assigned this lease to us on August 28, 2000 following our separation from Cabletron. The initial term of the lease expires on February 28, 2006. Under our services agreement with Cabletron, approximately 35 of our employees, including engineers and sales personnel, occupy space at Cabletron's headquarters in Rochester, New Hampshire. Our services agreement with Cabletron also allows us to occupy space in Cabletron facilities in various other geographic locations, including Andover, Massachusetts; Atlanta, Georgia; Dallas, Texas; Denver, Colorado; New York, New York; Reading, United Kingdom and other international locations where principally sales and service personnel and engineers are based.

   The commercial real estate market in the San Francisco bay area is volatile and unpredictable in terms of available space, rental fees, occupancy rates and preferred locations. We cannot be certain that additional space will be available when we require it, or that it will be affordable or in a preferred location.

                                   MANAGEMENT

Directors and Executive Officers

   The names, ages and positions of our directors, executive officers and key employees as of March 3, 2001 are listed below with their business experience during the past five years. The business address of all of our executive officers is 5200 Great America Parkway, Santa Clara, California 95054.

             Name           Age                           Position
             ----           ---                           --------
   Romulus Pereira.........  35 President, Chief Executive Officer and Director
   Robert Stanton..........  48 Chief Financial Officer and Executive Vice President, Finance
   Sam Boyd................  53 Executive Vice President, Operations and Quality
   Suresh Gopalakrishnan...  37 Executive Vice President, Engineering
   David Bradshaw..........  42 General Manager, Europe, Middle East and Africa
   Dan Harding.............  35 Vice President, Business Development
   Scott McMillan..........  49 Vice President, Supply Chain
   Andrew Feldman..........  31 Vice President, Corporate Marketing and Corporate Development
   John Kern...............  33 Vice President, American Sales and Worldwide Sales Operations
   Michael Steigerwald.....  41 Vice President, Service and Support
   Piyush Patel............  45 Chairman of the Board
   Eric Jaeger.............  38 Secretary and Director
   C. Lee Cox..............  60 Director
   Jorge A. del Calvo......  45 Director
   Christopher Paisley.....  48 Director

   Romulus Pereira has served as our chief executive officer and as a director since March 2000. From September 1999 to February 2000, he served as chief operating officer at Cabletron, where he was responsible for directing Cabletron's engineering, sales, services and marketing organizations. From December 1998 to September 2000, he also served as general manager of Cabletron's service provider business. From September 1996 to March 1998, Mr. Pereira was one of three founders of Yago Systems, Inc., where he served as chief technology officer and vice president of engineering. Before co-founding Yago, Mr. Pereira was employed by Cisco Systems, Inc., where he served in various capacities, including technical leader.

   Robert Stanton has served as our chief financial officer since August 2000. From May 1996 to July 2000, he held various positions at Intel Corporation, including group controller for worldwide materials and system manufacturing, group controller for worldwide sales and marketing and investor relations manager. From May 1989 to April 1996, Mr. Stanton served as senior finance director of Apple Computer, Inc.

   Sam Boyd has served as our executive vice president of operations and quality since March 2000. From December 1998 to February 2000, Mr. Boyd served as vice president of service planning and quality for Cabletron, where he was responsible for worldwide service and quality functions. From February 1997 to November 1998, Mr. Boyd was vice president of quality and business operations at Newbridge Networks Corporation. From February 1982 to February 1997, Mr. Boyd served in various capacities at Tandem Computers, including plant manager, Silicon Valley facilities, director of manufacturing and quality, director of service planning and quality, and, at UB Networks, a subsidiary of Tandem, vice president of manufacturing operations and vice president of operations and quality.

   Suresh Gopalakrishnan has served as our executive vice president of engineering since March 2000. From July 1999 to March 2000, Mr. Gopalakrishnan was the director of corporate strategy at Cabletron, responsible for restructuring engineering and streamlining sales operations. Before joining Cabletron, Mr. Gopalakrishnan was the co-founder and chief executive officer of Ligent Inc. from February 1999 to July 1999. From June 1996 to February 1999, Mr. Gopalakrishnan worked at ZSP Corporation, holding the positions of director of engineering and vice president of engineering. From December 1994 to June 1996, he served as an engineering manager at Sun Microsystems, Inc.

   David Bradshaw has served as our general manager for the European, Middle East and African regions since October 2000. From 1992 to October 2000, Mr. Bradshaw held a number of senior positions with Alcatel Networks Limited, including director and assistant vice president from 1994 to 1999, and vice president from 1999 to 2000.

   Daniel Harding has served as our vice president of business development since November 2000. From November 1999 to November 2000, he was vice president of business development at Cabletron. From September 1995 to November 1999, Mr. Harding was a corporate associate at the law firm of Ropes & Gray.

   Scott McMillan has served as our vice president of supply chain since August 2000. From December 1997 to August 2000, Mr. McMillan worked at Compaq Computer Corporation, where he held the positions of senior director of Alpha supply chain operations and director of systems implementation and reengineering at the Fremont, California location. Before joining Compaq, Mr. McMillan held various positions at Tandem Computers Corporation from June 1981 to November 1997, including director of operations, plant general manager and other senior management positions within supply chain management.

   Andrew Feldman has served as our vice president of corporate marketing and corporate development since March 2000. From June 1998 to March 2000, he was senior director for worldwide product marketing at Cabletron, where his responsibilities included corporate marketing, North America channel marketing and worldwide product marketing. From July 1997 to June 1998, Mr. Feldman served as senior director of marketing and business development at Yago Systems, Inc. From September 1995 to June 1997, Mr. Feldman attended Stanford Business School where he received a masters of business administration.

   John Kern has served as our vice president of sales for the Americas since January 2001 and as our vice president of worldwide sales operations since April 2000. From May 1996 to April 2000, Mr. Kern held the position of North American sales manager at EXIS Inc., a representative for NEC Electronics, Inc., where he was responsible for semiconductor sales to Cisco Systems, Inc. and Cabletron. From October 1989 to May 1996, Mr. Kern held various positions at Texas Instruments, Inc., including hard disk drive worldwide sales manager. From 1989 to 1996, Mr. Kern also served as an officer in the U.S. Army.

   Michael J. Steigerwald has served as our vice president of worldwide customer service since November 2000. From June 1998 to October 2000, he served as vice president and general manager for the services business unit at VTEL Corporation. From January 1997 to June 1998, Mr. Steigerwald held the position of vice president at Newbridge Networks, where he led the global service and support organization responsible for the ViVID internetworking products business unit. Before joining Newbridge Networks, from 1984 to 1997, Mr. Steigerwald held several management positions at Tandem Computers and Ungermann-Bass Networks, with his last position being vice president of worldwide customer care.

   Piyush Patel has served as the chairman of our board of directors since March 2000. Since June 1999, Mr. Patel has served as the chairman of the board, president and chief executive officer of Cabletron. From October 1998 to June 1999, Mr. Patel served as senior vice president of worldwide engineering at Cabletron. From September 1996 to October 1998, Mr. Patel served as the chief executive officer of Yago Systems. From April 1995 to September 1996, Mr. Patel served as senior project manager for QED.

   Eric Jaeger has served as a director of Riverstone since March 2000 and as our secretary since June 2000. Mr. Jaeger has also served as executive vice president of Cabletron since June 1999. From October 1998 to June 1999, Mr. Jaeger was general counsel and senior vice president of Cabletron. From September 1989 to October 1998, Mr. Jaeger was a corporate attorney with the law firm of Ropes & Gray.

   C. Lee Cox has served as a member of our board of directors since February 2001. From 1987 to 1993, Mr. Cox served as vice-chairman of Pacific Telesis Group and president and chief executive of its subsidiary, PacTel Corporation. From 1993 to 1997, he was vice-chairman of AirTouch Communications and president and chief executive of its subsidiary, AirTouch Cellular. Mr. Cox also serves on the board of directors of PG&E Corporation.

   Jorge A. del Calvo has served as a member of our board of directors since February 2001. Since 1982, Mr. del Calvo has been an attorney with the law firm of Pillsbury Winthrop LLP.

   Christopher Paisley has served as a member of our board of directors since February 2001. From September 1985 to May 2000, Mr. Paisley served first as vice president, finance and chief financial officer, and later as senior vice president of finance and chief financial officer, at 3Com Corporation. Mr. Paisley serves on the board of directors of Aspect Telecommunications Corp., WJ Communications, Inc. and Legato Systems, Inc.

Board Composition

   Our amended and restated certificate of incorporation and amended and restated by-laws provide that our board of directors is divided into three classes, with each director serving a three-year term, after the initial term. Directors are elected to serve until they resign, are removed, are otherwise disqualified to serve, or their successors are elected and qualified.

   The directors of class I hold office until the 2001 annual meeting of stockholders, the first annual meeting of stockholders after the consummation of our initial public offering. The directors of class II hold office until the 2002 annual meeting of stockholders. The directors of class III hold office until the 2003 annual meeting of stockholders. Currently, Mr. del Calvo and Mr. Paisley serve as class I directors, Mr. Patel and Mr. Jaeger serve as class II directors and Mr. Pereira and Mr. Cox serve as class III directors.

   Stockholders will elect the directors of each class for three-year terms at the appropriate succeeding annual meeting of stockholders. Executive officers are elected by and serve at the discretion of the board of directors. No family relationships exist among any of our directors or executive officers. We have agreed to allow a designee of Silver Lake to observe and participate in meetings of our board of directors in a non-voting capacity until Cabletron distributes our capital stock to its stockholders.

Board of Directors Committees

   We have established an audit committee under the Nasdaq National Market rules which consists of Mr. Cox, Mr. del Calvo and Mr. Paisley. The audit committee is responsible for recommending our independent auditors for approval by the board of directors and reviewing the scope, results and costs of the audits and other services provided by our independent accountants. Our compensation committee consists of Mr. Cox, Mr. del Calvo and Mr. Paisley and is responsible for reviewing and approving the compensation and benefits for our executive officers and administering our 2000 equity incentive plan.

Compensation Committee Interlocks and Insider Participation

   None of our executive officers serves as a member of the board of directors or executive compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or compensation committee.

Board Compensation

   On May 15, 2000, we granted an option to purchase 1.5 million shares of our common stock to Mr. Patel and an option to purchase 500,000 shares of our common stock to Mr. Jaeger. These options became vested in November 2000 and become exercisable at the earliest to occur of Cabletron's distribution of its Riverstone common stock to its stockholders, a sale of us, or April 1, 2004. Mr. Patel and Mr. Jaeger are generally restricted from transferring these options and the underlying common stock, except for the benefit of some family members. The restrictions on the transfer of the underlying shares lapse for 25% of the securities on April 1, 2001 and, for the remaining securities, ratably on a monthly basis through April 1, 2004. If Mr. Patel or Mr. Jaeger ceases to be employed by Cabletron, Aprisma, GNTS, Enterasys, us, or any subsidiary, successor or assign, any restriction not then lapsed would remain until April 1, 2005. The options granted to Mr. Patel and Mr. Jaeger also provide that the restrictions on transfer of the underlying shares will lapse on an accelerated basis for an additional 6.25% of the shares upon a distribution by Cabletron of its Riverstone common stock, and for accelerated release of restrictions on underlying shares upon a sale of Riverstone. In specified circumstances involving a substitution of Cabletron options for options to acquire Riverstone common stock, the options granted to Mr. Patel and Mr. Jaeger would become immediately exercisable.

   We will reimburse each member of the board of directors for reasonable expenses incurred to attend a meeting of the board of directors or any board committee. We also intend to pay cash compensation to members of our board of directors who are not employees of us or Cabletron in the amount of $2,000 for each annual meeting attended.

   Mr. Cox, Mr. del Calvo and Mr. Paisley each received effective February 23, 2001 options to purchase 60,000 shares of our common stock at an exercise price of $12 per share, which is equal to the initial public offering price of our common stock. One-third of these options will provisionally vest February 22, 2002, and the remainder will provisionally vest ratably each month over the next two years. Actual vesting of these options is not scheduled to occur earlier than at the end of three years, or if we are sold or undergo a change in control. Vesting would be accelerated if we are sold or undergo a change in control. Additionally, upon an earlier distribution of our stock by Cabletron to its stockholders, options provisionally vested will become actually vested. We also intend to grant an option to purchase 20,000 shares of common stock on or about the date of each annual meeting of stockholders, beginning with the 2002 annual meeting, to each individual who will continue to serve as a member of the board of directors following that meeting and is not an employee of us, Cabletron or our affiliates.

Stock Ownership of Directors and Executive Officers

   None of our officers or directors owns any of our common stock. The following table lists the number of shares of Cabletron common stock beneficially owned on March 3, 2001 by each director, each of the executive officers named in the summary compensation table below, and all of our directors and executive officers as a group. Except as otherwise noted, the individual director or executive officer or their family members had sole voting and investment power over the securities owned. Any of our directors and officers who own shares of Cabletron common stock at the time of the distribution will participate in the distribution on the same terms as other holders of Cabletron common stock. The total number of shares of Cabletron common stock outstanding as of March 3, 2001 was 190,611,262.

                                                          Shares of Cabletron
                                                           Beneficially Owned
                                                          --------------------
                  Name of Beneficial Owner                 Number   Percentage
                  ------------------------                --------- ----------
   Romulus Pereira(1)....................................   894,463      *%
   Sam Boyd(2)...........................................    13,315      *
   Suresh Gopalakrishnan(3)..............................     8,750      *
   Robert Stanton........................................       --       *
   Piyush Patel(4).......................................   929,083      *
   Eric Jaeger(5)........................................    23,938      *
   C. Lee Cox............................................       --       *
   Jorge A. del Calvo....................................       --       *
   Christopher Paisley...................................       --       *
   All directors and executive officers as a group (9
    persons)............................................. 1,869,549      *

--------
 * represents holdings of less than one percent.

(1) Includes 56,250 shares issuable upon the exercise of options exercisable within 60 days of March 3, 2001 and 531,533 shares held in trust for Mr. Pereira's family.

(2) Includes 13,315 shares issuable upon the exercise of options exercisable within 60 days of March 3, 2001.

(3) Includes 8,750 shares issuable upon the exercise of options exercisable within 60 days of March 3, 2001.

(4) Includes 116,250 shares issuable upon the exercise of options exercisable within 60 days of March 3, 2001 and 28,496 shares held in trust for Mr. Patel's children.

(5) Includes 23,938 shares issuable upon the exercise of options exercisable within 60 days of March 3, 2001.

Executive Compensation

   The following table lists the compensation awarded to, earned by, or paid to our chief executive officer and the highest paid executive officers who received more than $100,000 in salary and bonus during the fiscal years shown. During our fiscal year ended February 29, 2000, all compensation was paid by Cabletron. During our fiscal year ended March 3, 2001, $23,078 of Mr. Boyd's salary and $32,308 of Mr. Gopalakrishnan's salary was paid by Cabletron. All other compensation relating to Riverstone received by the persons listed below during the fiscal year ended March 3, 2001 was provided by Riverstone.

                                   Annual
                                Compensation                 Long-Term Compensation
                              ----------------              -------------------------
                                                             Shares of    Shares of
                                                             Cabletron    Riverstone
                                                            Common Stock Common Stock
                                               Other Annual  Underlying   Underlying   All Other
                         Year  Salary   Bonus  Compensation   Options      Options    Compensation
                         ---- -------- ------- ------------ ------------ ------------ ------------
Romulus Pereira......... 2000 $221,538 $68,250     $ --       120,000                   $   333(1)
 Chief Executive
 Officer,                2001  254,808 112,875                            1,500,000
 President and Director

Robert Stanton(2)....... 2001  129,808                                      600,000      15,000(3)
 Chief Financial Officer

Sam Boyd................ 2000  182,688  85,106       --        35,000                       583(1)
 Executive Vice
 President               2001  207,692  26,000                              345,000
 of Operations and
 Quality

Suresh Gopalakrishnan... 2000   87,231  18,400       --        20,000                       583(1)
 Executive Vice
 President               2001  158,462                                      500,000
 of Engineering

--------
(1)  Represents 401(K) matching payments.

(2)  Mr. Stanton began his employment with us in August 2000.

(3)  Represents a bonus received upon acceptance of employment.

Option Grants During Fiscal 2001

   The following table provides the specified information concerning grants of options to purchase our common stock made during the fiscal year ended March 3, 2001 to the persons named in the summary compensation table.

                                                                            Potential Realizable
                                           % of Total                         Value at Assumed
                            Shares of       Options                         Annual Rates of Stock
                           Riverstone      Granted to                        Price Appreciation
                          Common Stock     Riverstone   Exercise               for Option Term
                           Underlying      Employees    or Base  Expiration ---------------------
          Name           Options Granted in Fiscal Year  Price      Date        5%         10%
          ----           --------------- -------------- -------- ---------- ---------- ----------
Romulus Pereira.........    1,500,000         4.07%      $3.50    06/07/10  $3,301,697 $8,367,148
Robert Stanton..........      500,000         1.36        3.50    08/10/10   1,100,566  2,789,049
                              100,000          .27        9.50    09/14/10     597,450  1,514,055
Sam Boyd................      300,000          .81        3.50    06/07/10     685,495  1,737,179
                               45,000          .12        9.50    09/14/10     268,853    681,325
Suresh Gopalakrishnan...      400,000         1.08        3.50    06/07/10     880,452  2,231,239
                              100,000          .27        9.50    09/14/10     597,450  1,514,055

Option Exercises During Fiscal 2001 and Fiscal Year-End Option Values

   The following table shows information related to the number and value of unexercised options held by each of the persons named in the summary compensation table as of March 3, 2001. The value of in-the-money options represents the positive spread between the exercise price of the stock options and the closing price of our common stock as of March 2, 2001, which was $10.50 per share.

                        Aggregated Year-End Option Table

                                           Number of              Value of
                                     Securities Underlying    Unexercised In-
                                     Unexercised Options at  the-Money Options
                                         March 3, 2001        at March 3, 2001
                                     ----------------------- ------------------
                                      Vested     Unvested    Vested  Unvested
                                     --------- ------------- ------ -----------
   Romulus Pereira..................       --      1,500,000   --   $10,500,000
   Robert Stanton...................       --        600,000   --     3,600,000
   Sam Boyd.........................       --        345,000   --     2,145,000
   Suresh Gopalakrishnan............       --        500,000   --     2,900,000

2000 Equity Incentive Plan

   Our board of directors and Cabletron, our sole stockholder of the time of the adoption of the 2000 equity incentive plan, have adopted and approved the 2000 equity incentive plan. Our 2000 equity incentive plan provides for the grant of awards to our employees, directors, consultants or advisors and to employees of Cabletron and its subsidiaries. Awards under the 2000 equity incentive plan may consist of incentive and non-qualified stock options, restricted and unrestricted stock awards, stock appreciation rights, deferred stock awards, performance awards, other stock-based awards, loans and supplemental grants. As of the date of this prospectus, the only awards that have been granted under the plan are stock options.

   Share Reserve. We have reserved 45,000,000 shares of our common stock for issuance under our 2000 equity incentive plan, which, as of March 3, 2001, would be approximately 30% of our outstanding common stock, assuming that all of these options have been granted and exercised. Under our 2000 equity incentive plan, no participant may be granted stock appreciation rights or options to purchase more than 8,500,000 shares of common stock in any calendar year. Also, no more than 5,000,000 shares may be awarded to any participant as a stock-based performance award in any three-year period, and no more than $5 million may be paid to any participant for any year under a cash performance award. If a stock dividend, stock split or combination of shares, recapitalization or other change in our capitalization or other distribution to holders of our stock occurs, other than normal cash dividends, adjustments will be made to the maximum number of shares that may be delivered under the plan.

   Administration. The administration of our 2000 equity incentive plan has been delegated to the compensation committee of our board of directors. The committee will have the authority to grant awards, determine award terms, amend or cancel awards subject to the consent of the holder if the change would adversely affect his rights, and generally to interpret, administer, and decide disputes under the plan. The committee has delegated to Mr. Pereira, our chief executive officer and a member of our board of directors, the authority, in addition to the general authority of the committee, to grant options to individuals who are not subject to Section 16 of the Securities Exchange Act of 1934 or whose compensation is not covered by Section 162(m) of the Internal Revenue Code. Mr. Pereira may not grant more than 100,000 options to any individual on an annual basis. We have the right to amend or terminate the 2000 equity incentive plan. However, under the transformation agreement among us, Cabletron, Aprisma, Enterasys and GNTS, until our distribution, we may not, without the prior written approval of Cabletron, amend our 2000 plan or any awards issued under it, or issue or grant any rights to purchase any equity or other securities other than options under our 2000 equity incentive plan.

   Adjustments of Awards. The committee may adjust the maximum number of shares that may be delivered under the plan and other terms, such as the exercise price, of an award to reflect a stock split, stock dividend or similar event. The committee may also make adjustments to reflect a material change in law or accounting practices, other distributions to stockholders, excluding normal cash dividends, or other corporate transactions.

 Terms of Stock Options

   Option Grants. Stock options granted under the 2000 equity incentive plan may be either incentive stock options, as defined in the Internal Revenue Code, or non-qualified stock options. The exercise price of each option intended to qualify as an incentive stock option will not be less than 100% of the fair market value of the stock upon the date of the option grant as determined by the committee. Subject to a maximum ten-year term, the compensation committee has authority to determine the exercise terms of stock options.

   Exercise. To exercise an option, the option holder must provide us with written notice of the exercise and the number of shares to be purchased, accompanied by payment of the exercise price for the purchased shares and such additional documentation as may be required. The exercise price may be paid in cash or by check, in shares of our common stock which have been held for more than six months, or during such periods as our common stock is publicly traded, by delivery of an unconditional and irrevocable undertaking by a broker to deliver sufficient funds to pay the exercise price.

   Transferability. Unless otherwise permitted by the committee, stock options granted under the 2000 equity incentive plan may not be transferred except at death.

   Termination of Employment. Generally, if an option holder's service relationship with us terminates, any unvested stock options granted under our 2000 equity incentive plan that are then held by the option holder will expire and any vested portion will remain exercisable for an additional 90 days. The committee has the discretion to alter this rule. Additionally, there are special acceleration rules in the plan that apply to the treatment of stock options upon the death of the option holder allowing the person to whom the options pass at death to exercise them for up to one year following the option holder's death.

   Right as Stockholder. Option holders have no rights with respect to the option shares until the option holder exercises the option, pays the exercise price and become a holder of record of the purchase shares. The board may provide option holders payments in lieu of dividends while they are holding awards, but is not required to do so.

   No Right to Continued Service. Neither the plan nor any award or option certificate gives the option holder a right to continued employment or service with us or our affiliates or guarantees the grant of future awards.

   Resale Restrictions. The securities laws impose restrictions on the resale of our shares held by individuals who are affiliates of us. Affiliates, who generally include individuals or entities that control, are controlled by, or are under common control with us, may resell their shares by complying with Rule 144 under the Securities Act of 1933, other than as prescribed by the holding period restrictions under Rule 144.

 Provisions Related to the Distribution and to a Change in Control

   The 2000 equity incentive plan contains special rules in anticipation of a possible distribution of our stock by Cabletron to its stockholders. Consistent with these rules, we have granted stock options to our employees and others, and may grant additional stock options in the future, that provide generally for provisional vesting of 25% of the shares after one year and for monthly provisional vesting over the next three years for the remainder. Actual vesting of these options is not scheduled to occur earlier than at the end of four years, or if we are sold or undergo a change in control. If we are sold or undergo a change in control, vesting would also accelerate by ten months. Additionally, upon an earlier distribution of our stock by Cabletron to its stockholders, options provisionally vested will become actually vested.

   We have agreed with Cabletron that upon a distribution of our stock by Cabletron to its stockholders, we will grant to the then holders of Cabletron stock options additional options under our 2000 equity incentive plan. The same distribution ratio of our shares to Cabletron shares that applies in Cabletron's distribution to its stockholders will be used to determine the number of our shares that will be subject to the additional options that we will grant to holders of Cabletron options. The exercise price of the Cabletron options will be adjusted after the distribution, and we will determine the exercise price of our additional options, so that:

  . the aggregate amount of intrinsic value, that is, the difference between exercise price and stock value, in the two options after the distribution does not exceed the intrinsic value in the Cabletron options before the distribution; and

  . the ratio of the exercise price for each option to the market value for each share is not reduced.

Our additional options will have the same vesting and exercisability provisions as the Cabletron options to which they relate, although special rules will apply if we are sold or involved in a merger. The same program of additional option grants applies to Aprisma, Enterasys and GNTS if Cabletron distributes to its stockholders its shares of stock in those companies. Our 2000 equity incentive plan also provides that if Cabletron determines not to pursue a distribution of our stock to its stockholders, Cabletron may provide for stock options and awards in substitution for outstanding options and awards under our 2000 equity incentive plan.

   Under the terms of options to purchase Cabletron common stock held by our employees, including those named in the summary compensation table, if Cabletron completes the distribution of our common stock to its stockholders before February 28, 2002, the portion of all Cabletron options held by our employees that would have vested on or before February 28, 2002 will become immediately vested and exercisable on the date of the distribution and remain exercisable for 90 days. The same acceleration of vesting would apply to any additional stock options that we grant relating to outstanding Cabletron options held by our employees. The acceleration of these additional stock options would result in compensation charges to us.

   Under the terms of our employee stock options, including those granted to persons listed in the summary compensation table, if we undergo a change in control, the portion of our options that have become provisionally vested and exercisable, and the portion that would have become vested and exercisable, or provisionally vested and exercisable, during the ten months following the change of control, will become immediately vested and exercisable.

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

 Federal Income Tax Considerations

   The following discussion summarizes certain federal income tax consequences of participation in the plan and is based on the law as in effect on the date of this prospectus. The summary does not address all federal tax consequences of participation in the plan, nor does it cover state, local or non-U.S. tax consequences. The summary assumes that stock options are exercised for property that is not subject to a substantial risk of forfeiture. Except in the description of tax withholding rules, the term employee is used in this summary of tax considerations to cover both employees and other service providers. You are urged to consult with a personal tax adviser for a complete review of the tax issues that may be associated with participation in the plan.

   In general, the grant of a stock option does not itself result in any taxable income to the option holder. Taxable income also does not result merely because a stock option becomes exercisable. Taxable income may arise upon exercise of a stock option, and there may be further tax consequences upon disposition of any stock purchased upon exercise of a stock option.

   Non-qualified stock options. Upon exercise of a non-qualified stock option, the employee realizes ordinary income equal to the excess of the value of the stock purchased over the purchase price. Any subsequent sale of shares that have been purchased upon exercise of a non-qualified stock option may result in a capital gain or loss. Gain realized on a sale of stock with a capital gains holding period of more than one year is subject to tax rates that are generally lower than those applicable to ordinary income. If the stock is sold at a loss, the seller is generally entitled to claim a capital loss, although the tax rules prohibit a loss on wash sales and sales to some related parties, such as certain family members. The amount of gain or loss recognized on any sale will depend on the taxpayer's tax basis in the stock. If the stock option exercise price was paid entirely in cash, the tax basis is the amount of cash paid plus any additional ordinary income realized upon exercise of the non-qualified stock option. If part or all of the exercise price was paid by surrendering previously acquired shares of stock, the tax basis in the surrendered shares carries over to an equivalent number of shares purchased under the stock option. Any additional shares purchased under the stock option have a tax basis equal to any cash paid plus any ordinary income realized upon exercise.

   Incentive Stock Options. No ordinary income is realized upon exercise of an incentive stock option. However, exercise of an incentive stock option increases the employee's alternative minimum taxable income by an amount equal to the excess of the value of the stock purchased over the purchase price. This increase may give rise to an alternative minimum tax liability. Whether exercise of an incentive stock option gives rise to an alternative minimum tax liability will turn on a number of factors, including the size of the excess of the value of the stock purchased over the purchase price relative to the option holder's overall income.

   Shares purchased upon exercise of an incentive stock option are subject to special tax holding rules. If incentive stock option shares are held for at least two years from the date the stock option was granted and at least one year after exercise, any gain or loss recognized upon a subsequent sale of the shares will be a long-term capital gain or loss. However, a disposition of incentive stock option shares within either of these special holding periods, know as a disqualifying disposition, will have the following consequences:

  . The disqualifying disposition will produce ordinary income. The general rule is that an amount equal to the option spread at the time of exercise must be included as ordinary income in the year of the disposition. A special rule limits ordinary income to the gain, if any, on the sale where shares are sold for less than what they were worth at the time of exercise. This rule does not apply where the sale is to a related party and in some other circumstances, nor does it apply where the shares are disposed of other than by sale. Any additional gain recognized in a sale will be treated as long-term capital gain if the capital gain holding period in the shares is greater than one year; otherwise it will be treated as short-term capital gain.

  . A disqualifying disposition of shares received upon exercise of an incentive stock option that takes place in the same year as the increase in alternative minimum tax income attributable to the incentive stock option exercise has the effect of eliminating the alternative minimum tax income attributable to the exercise.

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

   The tax basis in incentive stock option shares will depend on a number of factors. In general, the rules for determining tax basis are similar to those described above for non-qualified stock options. However, since no taxable ordinary income arises upon exercise an incentive stock option, the aggregate tax basis in incentive stock option shares, except for alternative minimum tax calculation purposes, is generally limited to the amount of cash paid plus the tax basis in any shares surrendered as part of the purchase price. The tax basis in incentive stock option shares that are disposed of in a disqualifying disposition is increased by the amount of any ordinary income realized by reason of that disposition.

   The rules described above for incentive stock options assume that the incentive stock option is exercised while the option holder is an employee of us or within three months following termination of the option holder's employment. If an incentive stock option is exercised after the expiration of these periods, with limited exceptions, the stock option will be treated for tax purposes as a non-qualified stock option. Incentive stock options are also treated as non-qualified stock options for tax purposes to the extent that, in the aggregate, they first become exercisable in any calendar year for shares of stock having a fair market value, measured at time of grant, in excess of $100,000.

   Withholding. Under the plan, the board may make such provision for the withholding of taxes as it deems necessary. The committee may, but need not, hold back shares of stock from an award or permit the tender of previously owned shares of stock in satisfaction of tax withholding requirements. If an award is made in connection with services as an employee of the company, ordinary compensation income resulting from transfers of cash or stock under the award will generally be subject to tax withholding. Under current rules, the ordinary income associated with a disqualifying disposition of incentive stock option shares is not subject to withholding for the case of incentive stock options exercised before January 1, 2003. The Internal Revenue Service has not yet clarified the income tax withholding treatment that will apply to disqualifying dispositions of shares acquired under incentive stock options exercised on or after January 1, 2003.

   Special Change in Control Rules. The Internal Revenue Code also imposes an additional 20% tax on, and denies a deduction for, certain payments in the nature of compensation that are made in connection with a change in control. These tax consequences, where applicable, apply to change in control payments that exceed an individual's base amount, generally, the individual's average annual taxable compensation determined over the preceding five years. They do not apply where an individual's total change in control payments are less than three times his or her base amount. The grant or vesting of awards under the plan, to the extent contingent, or presumed under applicable Internal Revenue Code rules to be contingent, upon a change in control of the company, may be required to be taken into account as change in control payments, whether or not they result in currently taxable income.

Change of Control Agreements and Arrangements

   Cabletron has a change in control plan in which Mr. Pereira is a participant. If Mr. Pereira's employment is terminated for reasons defined to be without cause or he terminates his employment for reasons defined to be valid under the arrangement during the 18-month period following a change in control of Cabletron which occurs before Cabletron's distribution of our common stock to its stockholders or a sale of all or substantially all of Cabletron's stake in us by Cabletron to an unrelated person or group, the vesting of his Cabletron options will be adjusted as follows:

  . The portion of Mr. Pereira's Cabletron options that would have become vested and exercisable, computed on a daily vesting basis, during the 18 months following his termination of employment will become immediately vested and exercisable for a period of 90 days.

   We entered into a change in control agreement with Mr. Pereira. This agreement will be incorporated into a change in control plan in which Mr. Pereira and other key executive officers participate. This plan provides that, if a participant's employment is terminated for reasons defined to be without cause or by the participant for reasons defined to be valid under the plan during the 18-month period following the date we undergo a

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change in control or the date of a Cabletron change in control which occurs before Cabletron's distribution of our common stock to its stockholders or a sale of all or substantially all of Cabletron's stake in us by Cabletron to an unrelated person or group, the participant will receive severance pay from us in an amount equal to the sum of:

  . the participant's annual base salary at the rate in effect immediately before the date of termination or immediately before the change in control, whichever is higher; plus

  . an amount equal to the highest aggregate amount of bonus paid to the participant in cash in any one of the three most recent fiscal years ended before the termination or the target incentive bonus for the fiscal year in which the change in control occurs, whichever is higher; plus

  . a pro-rated portion of the participant's target incentive bonus for the fiscal year in which the termination occurs, adjusted for periods for which the participant has already been paid amounts under the incentive bonus arrangement.

   Our plan also provides that, if during the 18-month period following the date we undergo a change in control, a participant's employment is terminated for reasons defined to be without cause or by the participant for reasons defined to be valid under the plan, the vesting of the participant's Riverstone options will be adjusted as follows:

  . The portion of Riverstone options held by the participant that has become provisionally vested and exercisable on the date of termination of employment, and the portion that would have become provisionally vested and exercisable during the seven months following the participant's termination of employment, will become immediately vested and exercisable for a period of 90 days. This accelerated vesting is separate from the ten-month acceleration provided for under our 2000 equity incentive plan.

   Our plan also provides that if during the 18-month period following a change in control of Cabletron, a participant's employment is terminated for reasons defined to be without cause or by the participant for reasons defined to be valid under the plan, the vesting of the participant's Riverstone options will be adjusted as follows:

  . The portion of Riverstone options that has become provisionally vested and exercisable on the date of the termination of employment, and the portion that would have become provisionally vested and exercisable during the 12 months following the participant's termination of employment, will become immediately vested and exercisable for a period of 90 days.

   Under these change in control arrangements, for one year following a covered termination of employment, a participant will be entitled to continue to participate in medical, dental and life insurance plans. These change in control arrangements further provide for a gross-up payment which will apply if amounts paid to a participant would be effectively reduced by a federal excise tax on excess parachute payments. In that instance, a participant will be entitled to receive additional cash so that the participant will have received the amount that the participant would have received in the absence of any parachute tax after the participant has paid the parachute taxes.

   A change in control of Cabletron under its plan generally includes:

  . a person or group becoming the beneficial owner of 30% or more of the voting power of Cabletron's securities or 30% or more of its common stock;

  . continuing directors cease to constitute a majority of the Cabletron board;

  . a consolidation, merger or other reorganization or sale or other disposition of all or substantially all of Cabletron's assets, other than defined transactions; or

  . approval by the stockholders of a complete liquidation or dissolution of Cabletron.

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

Generally, any of the four events listed above will be considered a change in control of Cabletron for purposes of our change of control plan if it occurs before:

  . the distribution of our common stock by Cabletron to its stockholders; or

  . a sale by Cabletron of all or substantially all of its stake in us to an unrelated person or group.

   Under our change in control plan, we will be considered to have undergone a change in control, in general, if, before a distribution of our stock by Cabletron to its stockholders, Cabletron sells all or substantially all of its stake in us to an unrelated person or group. We will similarly be considered to have undergone a change in control under that same agreement if, after distribution of our stock by Cabletron to its stockholders:

  . a person or group becomes the beneficial owner of 30% or more of the voting power of our securities or 30% or more of our common stock;

  . continuing directors cease to be a majority of our board;

  . a consolidation, merger or other reorganization or sale or other disposition of all or substantially all of our assets occurs, other than defined transactions; or

  . our stockholders approve our complete liquidation or dissolution.

Limitation of Liability and Indemnification Matters

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends, unlawful stock repurchases or redemptions; or

  . any transaction from which the director takes an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our by-laws provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by law. We believe that indemnification under our by-laws covers negligence and gross negligence on the part of indemnified parties. Our by-laws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions in that capacity, regardless of whether the by-laws would permit indemnification. We have director and officer liability insurance that covers these matters and matters arising under the Securities Act of 1933.

   We are unaware of any litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

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

              RELATIONSHIPS WITH CABLETRON AND ITS AFFILIATES AND
                          WITH THE STRATEGIC INVESTORS

Arrangements Between Riverstone and Cabletron and its Affiliates

   Effective as of June 3, 2000, Cabletron transferred a substantial portion of its operating assets and related liabilities to its subsidiaries, Riverstone, Aprisma, GNTS and Enterasys. Aprisma is focused on delivering infrastructure management software for enterprise and service provider customers. Enterasys is a provider of network solutions for electronic-business applications, global service and support, focused on serving enterprise customers. GNTS provides professional networking consulting primarily related to the design, performance, management and security of complex networks. Before the separation, Cabletron conducted these businesses through various divisions and subsidiaries.

   We have provided below a summary of the transformation agreement, by and among us, Cabletron, Aprisma, Enterasys and GNTS and the principal related agreements. The following description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

 The Separation

   Our separation from Cabletron was completed on August 28, 2000. The transformation agreement contains provisions relating to our separation from Cabletron and the separation of Aprisma, Enterasys and GNTS from Cabletron. An asset contribution agreement between us and Cabletron governed the terms of the transfer to us of assets and liabilities from Cabletron relating to our business. Cabletron, Aprisma, Enterasys, GNTS and we have also delivered agreements governing relationships among us following our separation date. The ancillary agreements to which we are party include:

  . commercial agreements between us and Aprisma, Enterasys and GNTS;

  . a tax sharing agreement between us, Cabletron, Aprisma, Enterasys and GNTS; and

  . a services agreement between us and Cabletron.

These agreements are described more fully below.

 Transformation Agreement

   The transformation agreement contains key provisions relating to the potential distribution of our shares and the potential offerings and distribution of shares of Aprisma, Enterasys and GNTS. The transformation agreement also contains covenants among Cabletron, Aprisma, Enterasys, GNTS and us relating to the relationships among the parties.

   The Distribution. On March 28, 2001, Cabletron received a private letter ruling from the Internal Revenue Service that the distribution of Cabletron's shares of our common stock to Cabletron's stockholders will be tax-free to Cabletron and its stockholders. The private letter ruling is subject to potential amendments and to compliance with representations made by Cabletron to the Internal Revenue Service. Cabletron will not be able to rely on the ruling if any of the representations or assumptions on which the ruling is based are, or become, incorrect or untrue in any material respect. The transformation agreement provides that Cabletron shall, in its sole and absolute discretion, determine whether to make a distribution of our stock and the terms and conditions of the distribution.

   We will prepare an information statement with Cabletron and send it to Cabletron stockholders before the distribution becomes effective. The information statement will inform the stockholders of the distribution and its specifics.

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

   Information Exchange. We and the other parties to the transformation agreement have agreed to share information with each other for a variety of purposes, unless the sharing would be commercially detrimental. We have agreed with these parties that:

  . until our distribution, we and Cabletron will provide to one another any information requested by the other party for specified purposes, including the need to comply with various reporting and disclosure requirements, for use in preparing financial statements, or involving the party's ongoing business;

  . after our distribution, we will each use reasonable commercial efforts to make available to each other party to the transformation agreement personnel and agents who may be used as witnesses in, and documents which may reasonably be required in legal, administrative or other proceedings; and

  . each party will use reasonable commercial efforts to retain records that might be reasonably required by any other party to the transformation agreement.

   Auditing Practices. So long as Cabletron is required to consolidate our results of operations and financial position, we have agreed to cooperate with Cabletron in the preparation of audited financial statements and the clearance of quarterly financial statements. We have agreed that, during this period, we will not select a different independent accounting firm from that used by Cabletron without Cabletron's consent. We have also agreed to use best efforts to enable our auditors to date their opinion on our audited annual financial statements on the same date as Cabletron's auditors date their opinion on Cabletron's financial statements.

   Confidentiality. The transformation agreement provides that each party agrees not to disclose confidential information of any other party except in specific circumstances. We have also agreed not to use this information in violation of any use restrictions in any of the other written agreements among us.

   Employee Confidentiality Agreements. The transformation agreement provides that any agreement relating to confidentiality, non-disclosure or non-competition obligations of a current or former employee of Cabletron and its affiliates transferred to us as part of our separation from Cabletron will remain in full force. Cabletron has assigned to us a right to separately enforce these agreements, provided that we may not begin legal action without Cabletron's consent. We have agreed to use reasonable commercial efforts to cause our executives to enter into new confidentiality agreements.

   Covenant Not to Sue. The transformation agreement provides that we, Enterasys, Aprisma and GNTS will not sue one another for the use in the product segments in which we each focus of any assets, including intellectual property assets, contributed to us by Cabletron.

   Cabletron Guidelines. We have agreed that, until our distribution, we will be subject to general Cabletron oversight and Cabletron's corporate guidelines. We have agreed that until our distribution, without Cabletron's approval, we will not:

  . amend our by-laws, our 2000 equity incentive plan or any awards issued under our 2000 equity incentive plan;

  . issue or grant any rights to purchase any equity or other securities other than options under our 2000 equity incentive plan;

  . grant any rights to serve on our board of directors; or

  . make any significant changes in our accounting or financial reporting policies.

   Expenses. We are responsible for any internal fees, costs and expenses incurred for the separation, our recent initial public offering and our distribution. We have agreed to bear our proportionate share of any of these fees, costs and expenses incurred by Cabletron.


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

   Dispute Resolution. If problems arise between us and Cabletron or any other parties to the transformation agreement under the transformation agreement or related agreements, we have agreed to the following procedures:

  . the parties will make a good faith effort to first resolve the dispute through negotiation by senior executives;

  . if the negotiations fail, the parties agree to submit the dispute to the chief executive officer of Cabletron for final and binding resolution of the dispute; and

  . if the negotiations fail and at least one of the parties to the dispute, aside from Cabletron, has completed a public offering and is no longer a majority-owned subsidiary of Cabletron, the parties shall submit the dispute to binding arbitration. A party to the dispute may also seek injunctive relief from a court of competent jurisdiction before negotiation or arbitration to prevent serious and irreparable injury to one of the parties or to others.

   Non-Solicitation of Employees. We and Cabletron have each agreed not to solicit or recruit employees of the other party directly without the other's consent for two years after our separation date. We, Aprisma, Enterasys and GNTS have agreed not to solicit or recruit each other's employees directly without consent for the longer of two years after our separation date and the date on which either we or the other party ceases to be a majority-owned subsidiary of Cabletron. This prohibition does not apply to general recruitment efforts carried out through public or general solicitation.

   Allocation of Assets and Liabilities. We have agreed that Cabletron may, in its sole discretion, retain, allocate or reallocate to us or to other parties to the transformation agreement any assets and liabilities, including general corporate liabilities, of Cabletron, or terminate the transformation agreement or any ancillary agreement, to:

  . facilitate a tax-free distribution by Cabletron of shares of the capital stock of us or another party to the transformation agreement;

  . comply with financial or regulatory reporting requirements; or

  . facilitate the transactions considered by the transformation agreement.

   Indemnification Matters. Cabletron has agreed to indemnify us, our directors, officers and subsidiaries from and against all losses resulting from:

  . the failure of any of the parties to comply with bulk transfer laws relating to our separation; and

  . the conduct by Cabletron, after our separation date, that does not relate to our business or the business of Aprisma, Enterasys or GNTS.

This indemnification does not apply to losses related to income taxes and payroll taxes governed by the tax sharing agreement.

   We have agreed to indemnify Cabletron and its directors, officers and affiliates, and Aprisma, Enterasys and GNTS and their directors, officers and affiliates, from and against all losses from:

  . liabilities assumed by us under the asset contribution agreement or assigned to us under the transformation agreement, and liabilities arising out of our operations;

  . the nonfulfillment of any agreement or covenant by us contained in the transformation agreement or the asset contribution agreement and some related instruments; and

  . the conduct of our business after our separation date.

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

 Asset Contribution Agreement

   The asset contribution agreement identifies the assets that Cabletron has transferred to us and the liabilities that we have assumed in the separation. As consideration for these assets and liabilities transferred to us, we issued to Cabletron 92,088,135 shares of convertible preferred stock. In connection with our initial public offering, these shares of convertible preferred stock were converted into 92,088,135 shares of our common stock.

   Asset Transfer. The asset contribution agreement provides that Cabletron will transfer to us, and cause all of its direct and indirect subsidiaries other than subsidiaries that will be transferred to us, to transfer to us specified assets not already held by us. These assets include:

  . all tangible personal property used primarily by our business at our separation date;

  . all inventory relating to the products of our business at our separation date;

  . all capital stock of specified subsidiaries of Cabletron;

  . all accounts receivable, including receivables from Cabletron and its affiliates, and prepaid expenses relating primarily to our business at our separation date;

  . an intercompany cash account to be maintained and administered by Cabletron;

  . rights under permits;

  . rights relating to third party computer applications, programs, other software and design tools used by our business at our separation date;

  . all rights relating to intellectual property in our products except for specified intellectual property relating to ASICs manufactured by NEC that are common to us and Enterasys, other than registered intellectual property and applications;

  . all rights to specified registered intellectual property and applications;

  . all rights to an undivided, joint ownership interest in specified intellectual property relating to ASICs manufactured by NEC that are common to us and Enterasys;

  . all rights, excluding intellectual property rights and real property rights, under contracts used primarily by our business at the separation date;

  . claims and rights of recovery, set-off and recoupment that relate primarily to our business;

  . all customer lists and supplier lists used primarily by our business at the separation date;

  . all accounting and other books, records and files used primarily by our business at the separation date;

  . tax attributes for property taxes, sales and use taxes and franchise taxes that relate primarily to our business and, as provided in the tax sharing agreement, tax attributes relating to income and payroll taxes that relate to our business or are otherwise allocated to us; and

  . other assets allocated to us under the transformation agreement.

   Excluded Assets. The asset contribution agreement excludes some assets from those transferred to us. These assets include the assets transferred to Aprisma, Enterasys or GNTS under their asset contribution agreements with Cabletron.

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   Assumption of Liabilities. Effective on our separation date, we agreed to assume all liabilities of Cabletron and its direct and indirect subsidiaries that related primarily to our business or the assets contributed to us under the asset contribution agreement, except as otherwise expressly provided in the asset contribution agreement. These liabilities include:

  . all liabilities as of our separation date for intercompany payables and accrued expenses, including legal and accounting expenses that relate primarily to our business;

  . all liabilities as of our separation date for unpaid taxes that relate primarily to our business or are otherwise allocated to us under the tax sharing agreement;

  . all liabilities relating to or arising out of contracts assigned to us by Cabletron;

  . all liabilities relating to or arising out of services performed or products manufactured or sold in the conduct of our business;

  . all liabilities relating primarily to our business arising from any action or threatened action;

  . all liabilities relating primarily to our business for noncompliance with any legal requirements;

  . all employee-related liabilities that relate primarily to our business;
    and

  . liabilities allocated to us under the transformation agreement.

   Excluded Liabilities. The asset contribution agreement also provides that we shall not assume liabilities for accounts payable to third parties, other than Cabletron and its affiliates, or for deposits held by Cabletron or its affiliates for the account of third parties as of our separation date that arise out of our business.

   No Warranties. The asset contribution agreement provides that any assets contributed to us by Cabletron are without any warranties.

   Delayed Transfers. If it is not practicable to transfer specified assets and liabilities on our separation date, the asset contribution agreement provides that these assets and liabilities will be transferred after our separation date.

   Mistaken Assignments and Assumptions. The asset contribution agreement provides that if we or Cabletron discover that assets or liabilities were mistakenly transferred to us or retained by Cabletron, we will cooperate in good faith to fix the mistake.

   Intercompany Account. We maintain an intercompany account with Cabletron, which Cabletron administers under our services agreement. Cabletron contributed cash to the balance of this intercompany account so that our net working capital as of June 3, 2000, assuming our separation occurred on that date, was $60,000,000.

 Commercial Agreements with Other Subsidiaries

   We have entered into individual commercial agreements with Enterasys, Aprisma and GNTS. These agreements establish the prices and other terms and conditions under which we will provide and obtain products and services to and from these parties. These agreements terminate in three years or, if earlier, when a new agreement is entered into between the parties.

   Our agreement with Enterasys, dated June 3, 2000, includes:

  . cross-manufacturing licenses to allow each company to manufacture some products of the other;

  . cross-marketing and sales arrangements under which Enterasys and we may purchase products of the other for resale to our customers, with Enterasys acting as our sales agent in international markets and with us receiving a referral fee on sales of some Enterasys products;

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

  . arrangements under which Enterasys will provide services on Enterasys and Riverstone products sold by us;

  . arrangements under which we will provide services on some smart switch router products sold by Enterasys; and

  . an arrangement under which Enterasys will pay us a referral fee for sales of Enterasys training services to our customers.

   Our agreement with Aprisma, dated June 3, 2000, provides terms and conditions relating to:

  . Aprisma's purchase of our products for its product development and other internal uses;

  . Aprisma's sale of products, services and support and third party products for our internal use and resale to our customers; and

  . Aprisma's provision of sales and technical training for Aprisma products sold to and by us.

   Our agreement with GNTS, dated June 3, 2000, provides that we will:

  . receive fees for referring customers to GNTS; and

  . have the ability to purchase custom GNTS services for internal use and to resell packages of particular GNTS services to our customers directly and through our resellers.

 Tax Sharing Agreement

   We have entered into a tax sharing agreement with Cabletron, Aprisma, Enterasys and GNTS that allocates responsibilities for tax matters among us. The tax sharing agreement provides that, for periods through and including the distribution by Cabletron of our capital stock held by Cabletron to its stockholders, Cabletron will file all consolidated, combined or unitary income tax returns required to be filed by Cabletron relating to us. For all periods beginning before our distribution, we agreed to file all other income tax returns required to be filed by us and to be responsible for all taxes due under these returns.

   Each member of a consolidated group is, for United States federal income tax purposes, both individually and jointly liable for the group's federal income tax liability. We could be required to pay a deficiency in the group's federal income tax liability for a period during which we were a member of the group even if the tax sharing agreement allocates that liability to Cabletron or another group member.

   The agreement requires Cabletron to pay all taxes due on the returns filed by Cabletron. We are required to pay Cabletron an amount equal to our tax liability for periods covered by these returns, determined on a separate return basis, as determined by Cabletron in its sole discretion. The agreement also requires Cabletron to pay us for any benefits realized by Cabletron or other affiliates from the use of our tax attributes.

   The agreement also provides that Cabletron is required to pay any taxes due and will receive all refunds arising from adjustments relating to its filed returns and that we must reimburse Cabletron for these taxes if they are attributable to us or our business. The tax sharing agreement also requires each party to indemnify each other party against any taxes, including interest and penalties, that the party is liable to bear under the agreement.

   If our distribution does not qualify as a tax-free transaction, and the failure is our sole responsibility or results from our stock being acquired by one or more persons so that it is no longer treated as qualified property under section 355(c)(2) of the Internal Revenue Code, we will indemnify any other party to the agreement against any resulting taxes or other damages. If the failure is the responsibility both of us and of Cabletron, we and Cabletron will indemnify each other party against any resulting taxes or other damages, each in proportion to its market value. For these purposes, the market valuation of Cabletron does not include us,

Aprisma, Enterasys or GNTS if Cabletron has distributed the shares of that entity. If the failure to qualify is the sole responsibility of Cabletron or results from the stock of Cabletron being acquired by one or more persons so that the stock being distributed is no longer treated as qualified property under section 355(c)(2) of the Internal Revenue Code, Cabletron will indemnify each other party to the agreement against any resulting taxes or other damages.

   Aprisma, Enterasys and GNTS have each also agreed to analogous provisions in the tax sharing agreement, including those relating to the potential distributions of their capital stock by Cabletron. The tax sharing agreement also assigns responsibilities for administrative matters such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings.

 Services Agreement

   Cabletron has been providing corporate, human resource, information technology, financial, and other services to us or our predecessor division since March 1, 2000. We and Cabletron have entered into a services agreement dated August 28, 2000, which formalizes the terms and conditions of those services. The services provided by Cabletron include information technology support and general corporate services, including legal, accounting, treasury, tax, insurance, payroll, and other administrative functions.

   Cabletron administers an intercompany account for us as part of the treasury services provided under the services agreement. The services agreement also provides that all of our deposits and disbursements flow through the intercompany account, and we rely on the intercompany account as a source of liquidity. Upon our distribution, the balance in the account will be transferred to us.

   The services agreement also allows our eligible employees to continue to participate in Cabletron's benefits plans on comparable terms and conditions as existed before the contribution date until the distribution date, until we establish benefit plans for our employees or until we elect not to establish comparable plans. The services agreement also describes the manner in which Cabletron will share with us its owned and leased properties and office space.

   The services agreement permits Cabletron to engage subcontractors to perform all or any portion of the services described in it. The agreement also allows us and Cabletron to adjust periodically the nature and level of services provided by Cabletron to us. The services agreement specifies charges for the services provided by Cabletron to us. The initial term of the services agreement expires two years after our separation from Cabletron. We may terminate the services agreement for any or all of the services provided under the agreement by providing written notice of at least a full fiscal quarter before the termination, provided that we do not terminate basic administrative services, including insurance, tax, accounting and treasury services, for so long as we are a majority owned subsidiary of Cabletron. We are responsible for any additional costs imposed by third parties against Cabletron that result from a termination. Cabletron may terminate the services agreement for all of the services provided under the agreement by providing us at least 60 days' prior written notice.

 Supplemental Options

   We have entered into an agreement with Cabletron dated August 28, 2000 that provides if Cabletron distributes to its stockholders the shares of our capital stock held by Cabletron, we will be obligated to grant supplemental options under our 2000 equity incentive plan to acquire shares of our common stock to those persons who hold compensatory Cabletron stock options. See "Management-- 2000 Equity Incentive Plan--Provisions Related to the Distribution and to Change in Control."

Transactions with Silver Lake and the Other Strategic Investors

 Rights to Purchase Our Common Stock

   Stock Purchase Rights. On August 29, 2000, Cabletron entered into an amended securities purchase agreement with Silver Lake Partners, L.P. and granted to the strategic investors rights to purchase shares of our common stock. In the transformation agreement, we agreed with Cabletron to perform our obligations under the securities purchase agreement.

   Concurrent with our initial public offering, the strategic investors exercised their purchase rights to purchase an aggregate of 5,401,970 shares of our common stock for aggregate cash consideration of $46.6 million. Certain of the stock purchase rights were exercised through the conversion of a portion of the rights into a number of shares of our common stock having a market value equal to the difference between the aggregate market value of and the aggregate exercise price for the shares of our common stock subject to the converted portion of the stock purchase rights.

   As of March 3, 2001, the shares acquired by the strategic investors upon exercise of the stock purchase rights represented ownership of 5.03% of our outstanding common stock.

   IPO Valuation Warrants. Because the gross price per share of common stock issued in our initial public offering multiplied by the number of shares of common stock outstanding immediately after the offering on a fully diluted basis exceeded $1.672 billion, we were required to issue to the strategic investors warrants to purchase 104,167 shares of our common stock, representing $1.25 million divided by the gross price per share paid in the offering. The exercise price for these warrants is $12 per share and these warrants will expire February 22, 2004.

   Spin-Off Warrants. Concurrently with a distribution by Cabletron of our capital stock to its stockholders, we are required to issue to the strategic investors warrants to purchase a number of shares equal to the number of shares that the investors would have received in the distribution if the investors had exercised the Cabletron warrants they hold immediately before the record date for the distribution. Subject to the adjustments provided for in the Cabletron warrants, the warrants represent the right to buy 250,000 shares of Cabletron common stock at an exercise price of $45 per share and the right to buy an additional 200,000 shares of Cabletron common stock at an exercise price of $35 per share. Based upon Cabletron's current ownership of us, the strategic investors' current holding of Cabletron warrants, and assuming no change in the number of outstanding shares of Cabletron capital stock outstanding from the 184,830,988 shares outstanding at December 2, 2000, the total number of shares subject to the new warrants that we would issue to the investors relating to a distribution by Cabletron of our capital stock to its stockholders would be approximately 220,701. These new warrants will have an aggregate exercise price that bears the same relationship to the aggregate exercise price for the Cabletron warrants as the equity value of Riverstone bears to the equity value of Cabletron at the time we issue the new warrants. The warrants expire on the later of August 30, 2007 and the third anniversary of the distribution by Cabletron of our capital stock to its stockholders.

 Right to designate an observer to our board of directors

   We have agreed to allow a designee of Silver Lake to observe and participate in meetings of our board of directors in a non-voting capacity until our capital stock is distributed to Cabletron stockholders. This designee is entitled to receive the same notices and materials that we provide to board members and is entitled to be informed about, and to comment on, significant decisions made by the board. As of the date of this prospectus, Silver Lake had not selected its designee to our board of directors.

 Registration Rights

   We have granted the strategic investors rights to demand the registration of the shares of our common stock acquired upon exercise of the stock purchase rights, IPO valuation warrants and spin-off warrants described above for public sale under an effective registration statement under the Securities Act of 1933 and other rights to include the shares in registrations for our account or the account of other stockholders. The strategic investors may exercise the demand registration rights on only two occasions, and the exercise of their registration rights is subject to other limitations, including the lock-up agreements described below.

 Standstill Arrangement

   Until August 30, 2004, the strategic investors, other than Morgan Stanley Dean Witter Equity Funding, Inc., have agreed that they and their controlled affiliates will generally not take specified actions, including:

  . acquiring us;

  . soliciting proxies to vote in opposition to any matter that has been recommended by our board of directors or in favor of any matter that has not been approved by our board of directors; and

  . soliciting, or making any public statement about, a merger or acquisition of us, sale of all or substantially all of our assets, or purchase of our equity securities or Cabletron's.

   These restrictions will be suspended upon the occurrence of some events, including an announcement by us that we are for sale or the execution of a definitive agreement which, if completed, would result in a change of control of us. The terms of this standstill arrangement may make some change of control or other extraordinary transactions less likely to occur while this arrangement is in effect and may reduce the possibility that our stockholders will receive a premium or other benefits which could sometimes accompany these types of transactions.

 Lock-up Agreement

   The strategic investors have agreed, subject to exceptions, not to offer or sell any shares of our common stock without the prior written consent, on behalf of the underwriters of our initial public offering, of Morgan Stanley & Co. Incorporated, or as to Morgan Stanley Dean Witter Equity Funding, Inc. and its transferees, Lehman Brothers Inc. The lock-up period expires for one-third of the total number of shares held by the strategic investors on the 181st, 211th and 241st days after the date of our final prospectus, which was February 15, 2001.

 Other Aspects of the Transaction with the Strategic Investors

   The issuance by us of the securities and purchase rights and by Cabletron of the warrants to the strategic investors was part of an integrated set of transactions, including the issuance by Cabletron to the strategic investors of 65,000 shares of its 4% series A participating convertible preferred stock and 25,000 shares of its 4% series B participating convertible preferred stock and the issuance of stock purchase rights by Aprisma, Enterasys and GNTS to the strategic investors. The aggregate consideration paid by the strategic investors at the closing of these transactions, after subtracting transaction fees and expenses payable by Cabletron to Silver Lake, was $87.75 million. Cabletron has agreed with Silver Lake that upon the completion of the determination of the appropriate allocation of this aggregate consideration among the instruments issued to the strategic investors, Cabletron will be required to pay to us an amount of cash equal to the portion of the aggregate consideration allocated to the purchase rights, IPO valuation warrants and spin-off warrants issued or to be issued by us. Upon the distribution of our common stock by Cabletron to its stockholders, the strategic investors will acquire additional shares of our common stock based on shares of Cabletron stock held by them that participate in the distribution. The agreements with the strategic investors provide that until the strategic investors convert their Cabletron preferred stock into Cabletron common stock, the shares of our common stock that would be distributed to them will be held in escrow.

Indebtedness of Management

   On January 1, 2000, Cabletron issued a note to Romulus Pereira, our president and chief executive officer, in the amount of $125,000. Mr. Pereira repaid the note in full on September 13, 2000.

   On April 12, 2000, Cabletron issued an additional note to Mr. Pereira in the amount of $400,000 to be applied to the payment of taxes owed by Mr. Pereira relating to Cabletron shares received by him as part of the transaction involving Cabletron's acquisition of Yago Systems in 1998. The note bears interest at an annual rate of 6.46% and is due in full on April 12, 2002.

                                STOCK OWNERSHIP

   This table shows information as of March 3, 2001, relating to the number of shares of common stock beneficially owned by each of our directors, each person named in the summary compensation table, all of our directors and executive officers as a group and all persons known to us to beneficially own more than five percent of the outstanding shares of common stock. All shares of common stock shown in the table reflect sole voting and investment power except as otherwise noted.

                                                        Number of    Percentage
                                                          Shares     of Shares
                                                       Beneficially Beneficially
Name and Address of Beneficial Owner                      Owned        Owned
------------------------------------                   ------------ ------------
Cabletron Systems, Inc. ..............................  92,088,235     85.67%
 35 Industrial Way, Bldg 36
 PO Box 5005
 Rochester, NH 03867

Silver Lake Technology Associates, L.L.C. ............   5,442,922      5.06
 2800 Sand Hill Road
 Menlo Park, CA 94025

Silver Lake Technology Management, L.L.C. ............   5,442,922      5.06
 2800 Sand Hill Road
 Menlo Park, CA 94025

Integral Capital Management V, LLC....................   5,442,922      5.06
 2750 Sand Hill Road
 Menlo Park, CA 94025

ICP Management V, LLC.................................   5,442,922      5.06
 2750 Sand Hill Road
 Menlo Park, CA 94025

   Beneficial ownership is determined by the rules of the Securities and Exchange Commission and includes voting or investment power of the securities. Shares of common stock subject to options or other rights to purchase which are now exercisable or are exercisable within 60 days after March 3, 2001 are to be considered outstanding for purposes of computing the percentage ownership of the persons holding these options or other rights, but are not to be considered outstanding for the purpose of computing the percentage ownership of any other person.

   As of March 3, 2001, Silver Lake Partners, L.P. held 4,829,855 shares of our common stock and warrants to purchase 90,504 shares of our common stock and Silver Lake Investors, L.P. held 138,955 shares of our common stock and warrants to purchase 2,604 shares of our common stock. Silver Lake Technology Associates, L.L.C. is the sole general partner of Silver Lake Partners, L.P. and Silver Lake Investors, L.P. and, under the limited partnership agreements of Silver Lake Partners, L.P. and Silver Lake Investors, L.P., exercises all voting and dispositive power relating to securities owned by Silver Lake Partners, L.P. and Silver Lake Investors, L.P. Silver Lake Technology Associates, L.L.C. may be considered to beneficially own the shares of our common stock beneficially owned by Silver Lake Partners, L.P. and Silver Lake Investors, L.P.

   Integral Capital Partners SLP, LLC, Glenn H. Hutchins, James A. Davidson and David J. Roux are the managing members of Silver Lake Technology Associates, L.L.C., and may be considered to share beneficial ownership of the shares of our common stock beneficially owned by Silver Lake Partners, L.P. and Silver Lake Investors, L.P., although they disclaim this beneficial ownership.

   As of March 3, 2001, Silver Lake Technology Investors, L.L.C. held 106,856 shares of our common stock and warrants to purchase 2,002 shares of our common stock. Silver Lake Technology Management, L.L.C. is the sole manager of Silver Lake Technology Investors, L.L.C. and, under the limited liability company agreement of Silver Lake Technology Investors, L.L.C., exercises all voting and dispositive power relating to securities owned by Silver Lake Technology Investors, L.L.C. Silver Lake Technology Management, L.L.C. may be considered to beneficially own the shares of our common stock beneficially owned by Silver Lake Technology Investors, L.L.C.

   Integral Capital Partners SLP, LLC, Glenn H. Hutchins, James A. Davidson and David J. Roux also are the managing members of Silver Lake Technology Management, L.L.C. and may be considered to share beneficial ownership of the shares of our common stock beneficially owned by Silver Lake Technology Investors, L.L.C., although they disclaim this beneficial ownership.

   As of March 3, 2001, Integral Capital Partners V, L.P. held 263,967 shares of our common stock and warrants to purchase 4,946 shares of our common stock and Integral Capital Partners V Side Fund, L.P. held 3,173 shares of our common stock and warrants to purchase 60 shares of our common stock. Integral Capital Management V, LLC is the sole general partner of Integral Capital Partners V, L.P. and, under the limited partnership agreement of Integral Capital Partners V, L.P., exercises all voting and dispositive power relating to securities owned by it. Integral Capital Management V, LLC may be considered to beneficially own the shares of our common stock beneficially owned by Integral Capital Partners V, L.P.

   ICP Management V, LLC is the sole general partner of Integral Capital Partners V Side Fund, L.P. and, under the limited partnership agreement of Integral Capital Partners V Side Fund, L.P., exercises all voting and dispositive power relating to securities owned by it. ICP Management V, LLC may be considered to beneficially own the shares of our common stock beneficially owned by Integral Capital Partners V Side Fund, L.P.

   Pamela K. Hagenah, Glen T. Kacher, Roger B. McNamee, John A. Powell and Neil
R. Strumingher are the managing members of Integral Capital Management V, LLC and ICP Management V, LLC and may be considered to share beneficial ownership of the shares of our common stock beneficially owned by Integral Capital Partners V, L.P. and Integral Capital Partners V Side Fund, L.P., although they disclaim this beneficial ownership.

   Pamela K. Hagenah, Roger B. McNamee and John A. Powell are the managing members of Integral Capital Partners NBT, LLC, which is the managing member of Integral Capital Partners SLP, LLC, which, as noted above, is a managing member of Silver Lake Technology Associates, L.L.C. and Silver Lake Technology Management, L.L.C. and may be considered to share beneficial ownership of shares of our common stock beneficially owned by Silver Lake Partners, L.P., Silver Lake Investors, L.P. and Silver Lake Technology Investors, L.L.C., although they disclaim this beneficial ownership.

   Based upon these relationships, Silver Lake Technology Associates, L.L.C., Silver Lake Technology Management, L.L.C., Integral Capital Management V, LLC and ICP Management V, LLC may be considered to share beneficial ownership of the shares of our common stock beneficially owned by each of them, although they disclaim this beneficial ownership.

   None of our directors and executive officers beneficially owns any shares of our common stock. We have granted to our officers and directors options to purchase an aggregate of 4.9 million shares of our common stock with a weighted average exercise price equal to $3.80. None of these options becomes exercisable before 60 days after March 3, 2001. Assuming the exercise of these options, these officers and directors would beneficially own 4.4% of our common stock. Options issued to our executive officers named in the summary compensation table include options to purchase 1,500,000 shares to Mr. Pereira, options to purchase 600,000 shares to Mr. Stanton, options to purchase 345,000 shares to Mr. Boyd and options to purchase 500,000 shares to Mr. Gopalakrishnan.

                          DESCRIPTION OF CAPITAL STOCK

General

   As of March 3, 2001, there were 107,490,205 shares of common stock issued and outstanding. We are authorized to issue 300,000,000 shares of common stock, $.01 par value per share, and 2,000,000 shares of undesignated preferred stock, $.01 par value per share. The following description summarizes the material features of our capital stock and some provisions of Delaware corporate law that apply to us. For greater detail about our capital stock, please refer to our certificate of incorporation and our by-laws, which are included as exhibits to the registration statement of which this prospectus is a part. For more information about provisions of Delaware corporate law that apply to us, please refer to the Delaware General Corporation Law.

Common Stock

   The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. After preferences that may apply to any outstanding preferred stock, the holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and after any outstanding distribution rights of preferred stock are satisfied. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

   Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual impact of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of the preferred stock. However, the effects might include:

  . restricting dividends on our common stock;

  . diluting the voting power of our common stock;

  . impairing the liquidation rights of our common stock; or

  . delaying or preventing a change in control of us without further action by the stockholders.

Anti-takeover Provisions of Our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware Law

   Provisions in our certificate of incorporation and by-laws may delay or prevent a change of control or changes in our management. These provisions include:

   Classified Board of Directors. Our board of directors is divided into three classes of directors, serving staggered three-year terms. Upon expiration of the term of a class of directors, the directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which the term for that class of directors expires. Our by-laws provide that directors may be removed only for valid reasons by the affirmative vote of the holders of eighty percent of the shares of capital stock entitled to vote in the election of directors. Under our by-laws, a vacancy on the board of directors may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on removing directors and filling vacancies could make it more difficult for a third party to acquire control of us or discourage a third party from acquiring control of us.

   Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation does not provide our stockholders with the ability to act by written consent. Our by-laws further provide that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. These provisions could delay, until the next annual meeting of stockholders, those actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person from making a tender offer for our common stock, because that person, even after acquiring a majority of our outstanding voting securities, would only be able to take action as a stockholder, such as electing new directors or approving a merger, at an appropriately called meeting of stockholders and not by written consent.

   Advance Notice Requirements for Stockholder Proposals and Directors' Nominations. Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their intent to do so in writing. To be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days before the anniversary date of the immediately preceding annual meeting of stockholders. If an annual meeting is called for a date that is not within 30 days before or after the anniversary date, to be timely, notice from the stockholder must be received no later than the tenth day following the date on which notice of the annual meeting was mailed to stockholders or made public, whichever occurred earlier. Our by-laws also specify requirements for the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

   Authorized but Unissued Shares. Authorized but unissued shares of our common stock and preferred stock are available for future issuance without approval of our holders of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult to or discourage an attempt to obtain control of us through a proxy contest, tender offer, merger or in any other manner.

   We are also subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from completing a merger or combination with a corporation unless this stockholder receives either board approval for the transaction or approval of the merger or combination from 66 2/3% of the shares of voting stock not owned by the stockholder seeking approval.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Listing

   Our common stock is traded on the Nasdaq National Market under the trading symbol RSTN.

                              OUR RESCISSION OFFER

Background

   From May 15, 2000 through February 22, 2001, the date of the closing of our initial public offering, we granted options to purchase an aggregate of 36,893,330 shares of our common stock under our 2000 equity incentive plan at exercise prices ranging from $3.50 to $12.50 per share to our employees and employees of Cabletron and its affiliates and to our advisors and consultants. As a result of the nature of the persons who received these options and the vesting provisions of these options, we may have violated the California state securities laws because we did not qualify options granted prior to February 22, 2001 under California state securities laws.

   Because the option grants discussed above were not qualified under California state securities laws, persons residing in California who received these options may have a claim against us. Accordingly, we are offering to repurchase outstanding options to purchase shares of our common stock granted under our 2000 equity incentive plan prior to February 22, 2001 to persons who resided in California at the time of grant. As of April 6, 2001, there were 27,217,810 shares of common stock underlying such outstanding options. Cabletron has agreed to indemnify us for any amounts paid or expenses incurred in connection with this rescission offer. Our rescission offer is not a waiver by us of any applicable statutes of limitations.

Rescission Offer Price

   If you accept our rescission offer, we will repurchase those outstanding options to purchase stock that you hold and with respect to which you accept the rescission offer at 20% of the option exercise price per share multiplied by the number of shares subject to such options plus an amount equal to the interest thereon at 10% per year from the date of grant to the expiration date of the rescission offer. For example, if you elected to rescind an option to purchase 10,000 shares at an exercise price of $3.50 per share which was granted July 1, 2000 and the recession offer period expired on July 1, 2001, you would receive $7,700, representing a payment of $7,000 for the rescinded option, or $.70 per share underlying the option, and $700 of interest.

   While no assurance can be given as to the level at which the common stock
will trade in the future, on       , 2001, the last business day before the
date of this prospectus, the last reported sale price of our common stock on
The Nasdaq National Market was $     per share. The range of closing prices, as
quoted on The Nasdaq National Market, from February 16, 2001 to       , 2001
has been $     to $    .

Acceptance of the Rescission Offer

   You may accept our rescission offer by:

  . properly completing and signing a letter of transmittal accompanying this prospectus; and

  . delivering the option certificate or certificates representing the options to be repurchased to us on or before the expiration date of the rescission offer.

   You may accept our rescission offer in part to the extent you have received multiple grants of options represented by multiple option certificates. However, you must make one determination with respect to an individual grant represented by one certificate. If you elect to accept our rescission offer as to a grant of options evidenced by a single certificate, you must accept our offer as to that grant in whole.

   All acceptances of the rescission offer will be deemed to be effective on the expiration date of the rescission offer. Unless you accept the rescission offer before the expiration date, your right to accept the rescission offer will terminate. You can revoke your acceptance or rejection of our rescission offer prior to the expiration date. You can do this by completing and submitting a new letter of transmittal that is received by us prior to the expiration date, which letter of transmittal shall supercede all prior letters of transmittal in full. In order for an option grant which you had previously indicated you wished to rescind to be effective, you must so indicate on the new letter of transmittal you are submitting.

   Payment for options as to which the rescission offer has been accepted will be made within fifteen business days after the expiration date.

Other Terms and Conditions

   The Rescission Offer is made on the terms and conditions set forth in this prospectus and the accompanying letter of offer to purchase options and letter of transmittal.

   We have retained Mellon Investor Services to serve as depositary and information agent in connection with our rescission offer. Mellon Investor Services can be reached at 1-800-550-8475 if you have questions regarding the rescission offer. We have not authorized Mellon Investor Services to make any recommendations to you in connection with our rescission offer.

   Unless extended by us, our rescission offer will expire at 5:00 p.m., Santa
Clara, California time, on       , 2001, 30 days after the date of this
prospectus.

   If a letter of transmittal fully completed and executed in pertinent part is not received by the expiration date from those persons actually receiving notice of the rescission offer through this prospectus, the rescission offer will be deemed to have been rejected in whole by such offerees.

   Neither we nor our officers or directors may make any recommendations to you with respect to our rescission offer. We urge you to read this prospectus carefully and to make an independent evaluation with respect to the rescission offer.

   If you decide to accept our rescission offer in whole or in part and intend to use the mail to return your option certificate(s) to us for cancellation, we recommend that you use insured registered mail, return receipt requested.

Funding of the Rescission Offer

   Based upon the options outstanding as of April 6, 2001, and assuming that all such options are repurchased in the rescission offer, the cost to repurchase such options would be approximately $26.6 million, plus interest. Cabletron has agreed to indemnify us for any expenses incurred or amounts paid in this rescission offer.

Material Federal Income Tax Considerations

   The following discussion summarizes the material United States federal income tax considerations relevant to Riverstone optionholders who hold options that are subject to the rescission offer. We do not discuss all income tax considerations that may be relevant to particular circumstances, such as optionholders who are foreign persons, optionholders who are not individuals, or optionholders subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended. In addition, we do not address the tax consequences of the rescission offer to persons holding options that are subject to hedging, conversion, or constructive sale transactions, or whose tax year is other than a calendar year. Finally, we do not address any foreign, state or local tax considerations.

   Individuals who accept the rescission offer with respect to their outstanding stock options will recognize immediate taxable income on the payment they receive for their rescinded options, whether those options are incentive stock options or non-statutory stock options under the federal tax laws. Such income will be taxable at ordinary income rates and will be subject to withholding by us if paid to an optionholder who is or was an employee for federal tax purposes.

   THIS DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE RESCISSION OFFER AND IS NOT A COMPLETE ANALYSIS

OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS OF THE OFFER. ACCORDINGLY, RIVERSTONE OPTIONHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE RESCISSION OFFER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE RESCISSION OFFER, TAX RETURN REPORTING REQUIREMENTS, WITHHOLDING REQUIREMENTS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

                        SHARES ELIGIBLE FOR FUTURE SALE

   We cannot predict the impact, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of the common stock. Future sales of substantial amounts of common stock in the public market, or the perception that large block sales could occur, could unfavorably affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

   All 10,000,000 shares of our common stock sold in our initial public offering are freely tradable without restriction under the Securities Act, except for any shares acquired in the directed share program by our employees, executive officers and directors which are subject to lock-up transfer restrictions for 90 days from our initial public offering and except for any shares that may be acquired by our affiliates, as that term is defined in Rule 144 under the Securities Act. Generally, affiliates include individuals or entities that control, are controlled by, or are under common control with us and may include our directors, officers and significant stockholders.

   Cabletron may, in its sole discretion, upon conditions determined by its board to be favorable to it and its stockholders, distribute our common stock that it owns to its stockholders. Shares of our common stock distributed to Cabletron stockholders in the distribution generally will be freely transferable, except for shares of common stock received by persons who are determined to be our affiliates. Persons who are affiliates will be permitted to sell the shares of common stock that they receive in the distribution only through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

   We have reserved 45.0 million shares of our common stock for issuance under our 2000 equity incentive plan. Vesting requirements apply to options granted under this plan. Additionally, options granted under our 2000 equity incentive plan only become exercisable upon a distribution of our stock by Cabletron to its stockholders, or if we are sold or undergo a change in control, and then only as to options provisionally vested. We expect to file a registration statement under the Securities Act to register shares reserved for issuance under our 2000 equity incentive plan. Shares issued through award grants after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act. We also expect to file a registration statement at the time of the distribution of our stock by Cabletron to register shares of our stock that may be issued upon exercise of options issued by us for compensatory Cabletron options. Shares issued upon the exercise of these options will also be freely tradable without registration under the Securities Act after the effective date of the registration statement.

   The remaining shares of our common stock, including those held by Cabletron, before distribution, and those that the strategic investors purchased with the purchase rights described above, are restricted securities, as defined in Rule
144. Restricted securities may not be sold other than through registration under the Securities Act or under an exemption from registration, such as those provided by Rule 144, Rule 144(k) or Rule 701 enacted under the Securities Act and summarized above.

   Riverstone, Cabletron, the directors and executive officers of Riverstone, the chief financial officer of Cabletron and the strategic investors agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, or for the lock-up for Morgan Stanley Dean Witter Equity Funding, Inc. and its transferees, Lehman Brothers Inc., on behalf of the underwriters of our initial public offering, they will not, during the lock-up period described below:

  . other than for the strategic investors in relation to a credit facility with third party lenders, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or in any other way transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or other securities, in cash or by any other means. For us and Cabletron, the lock-up period shall expire 180 days after February 15, 2001. For each strategic investor, the lock-up period shall expire for one-third of the total number of shares of our common stock held by it on the 181st, 211th and 241st days after February 15, 2001. For our directors and executive officers and the chief financial officer of Cabletron, the lock-up period shall expire for 5% of the total number of shares, including shares underlying vested and unvested options, of our common stock held by the person on the 181st day after February 15, 2001; and for any remaining securities subject to the lock-up on the 271st day after February 15, 2001.

   The restrictions described in the previous paragraph do not apply to:

  . shares of common stock issued by us upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of our initial public offering of which the underwriters had been advised in writing;

  . the granting of stock options or restricted stock units under our existing employee benefit plans, provided that the options do not become exercisable and the units do not vest during the 180-day period;

  . the issuance by us of warrants to acquire our common stock in strategic transactions or financing arrangements, provided that the recipient agrees to be bound by the restrictions described above;

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market or other transactions which occurred after our initial public offering;

  . bona fide gifts or transfers by will or intestacy, provided that the recipient agrees in writing to be bound by the restrictions described above;

  . transfers to members, partners, affiliates or immediate family or transfers between any of the strategic investors or transfers to a trust for the benefit of immediate family, provided the recipient agrees in writing to be bound by the restrictions described above;

  . transactions in shares of Cabletron's common stock;

  . the distribution or the substitution of Cabletron's warrants with replacement warrants and awards with replacement awards under our incentive plans and other transactions under our incentive plans;

  . the distribution by Cabletron of its shares of our common stock to its shareholders;

  . shares of our common stock received or receivable by the strategic investors upon the distribution by Cabletron of shares of our common stock; and

  . other transfers and dispositions, provided that the recipient remains subject to the lock-up restrictions for the remainder of the period.

                                    EXPERTS

   Our consolidated financial statements as of February 28, 1999, February 29, 2000 and December 2, 2000 and for each of the three years ended February 29, 2000 and the nine month period ending December 2, 2000, and the related financial statement schedule included elsewhere in the registration statement, have been included in this prospectus in reliance upon the reports of KPMG LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act in connection with the rescission offer. This prospectus does not contain all of the information provided in the registration statement or the exhibits and schedules that are part of the registration statement. For further information, we refer you to the registration statement. For information about each document filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed.

   Copies of the registration statement may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain copies of these materials from the public reference section of the Securities and Exchange Commission at its Washington, D.C. office upon payment of the required fees. You may obtain information on the operation of the public reference section by calling the Commission at 1-800-SEC-0330. You may also inspect reports, proxy and information statements and other information about registrants that file electronically with the Securities and Exchange Commission without charge at the offices of the Commission or through the Securities and Exchange Commission's website at http://www.sec.gov.

   We are subject to the full informational requirements of the Securities Exchange Act of 1934. We fulfill our obligations to comply with these requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements. We also maintain an Internet site at http://www.riverstonenet.com. Our website and the information contained in or connected to it shall not be considered to be incorporated into this prospectus or the registration statement of which it forms a part.

                         INDEX TO FINANCIAL STATEMENTS

                                                                         Page(s)
                                                                         -------
Independent Auditors' Report............................................   F-2

Consolidated Financial Statements

  Consolidated Balance Sheets--February 28, 1999, February 29, 2000 and
   December 2, 2000.....................................................   F-3

  Consolidated Statements of Operations--Years ended February 28, 1998,
   1999 and February 29, 2000, and nine months ended November 30 , 1999
   (unaudited) and December 2, 2000.....................................   F-4

  Consolidated Statements of Cash Flows--Years ended February 28, 1998,
   1999 and February 29, 2000, and nine months ended November 30, 1999
   (unaudited) and December 2, 2000.....................................   F-5

  Consolidated Statements of Stockholder's Net Investment--Years ended
   February, 28, 1998, 1999 and February 29, 2000, and nine months ended
   December 2, 2000.....................................................   F-6

Notes to Consolidated Financial Statements..............................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Riverstone Networks, Inc.:

   We have audited the accompanying consolidated balance sheets of Riverstone Networks, Inc. (the "Company") as of February 28, 1999, February 29, 2000 and December 2, 2000 and the related consolidated statements of operations, cash flows, and stockholder's net investment for each of the years in the three-year period ended February 29, 2000 and the nine month period ended December 2, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 28, 1999, February 29, 2000 and December 2, 2000 and the results of its operations and its cash flows for the three-year period ended February 29, 2000 and the nine month period ended December 2, 2000 in conformity with accounting principles generally accepted in the United States of America.

                                          KPMG LLP

Boston, Massachusetts
December 20, 2000

                           RIVERSTONE NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS

           February 28, 1999, February 29, 2000 and December 2, 2000
                      (in thousands, except share amounts)

                                          February 28, February 29, December 2,
                                              1999         2000        2000
                                          ------------ ------------ -----------
                 ASSETS
                 ------
Current Assets:
  Cash and cash equivalents..............  $     --     $     --     $ 35,786
  Accounts receivable, net of allowance
   for doubtful accounts ($30, $1,672 and
   $1,980 at February 28, 1999, February
   29, 2000 and December 2, 2000,
   respectively).........................        325        9,240      11,669
  Accounts receivable, related parties...        --           --          664
  Inventories............................      1,691        5,638       8,962
  Due from employees and officer.........        --           220         390
  Prepaid expenses and other current
   assets................................      3,258        2,547      11,606
                                           ---------    ---------    --------
    Total current assets.................      5,274       17,645      69,077
                                           ---------    ---------    --------
Due from employees and officers, long
 term....................................        --           216         691
Property and equipment, net..............      4,700        5,833      11,615
Goodwill, net............................     14,555        9,554       8,263
                                           ---------    ---------    --------
    Total assets.........................  $  24,529    $  33,248    $ 89,646
                                           =========    =========    ========
      LIABILITIES AND STOCKHOLDER'S
             NET INVESTMENT
      -----------------------------
Current Liabilities:
  Notes payable, current portion.........  $     123    $      98    $    --
  Accounts payable, related parties......        --           --        6,794
  Deferred revenue.......................         80        2,429       7,140
  Accrued expenses.......................      1,309        3,693       6,351
                                           ---------    ---------    --------
    Total current liabilities............      1,512        6,220      20,285
Notes payable, long term.................         98          --          --
                                           ---------    ---------    --------
    Total liabilities....................      1,610        6,220      20,285
                                           ---------    ---------    --------

Commitments and contingencies

Stockholder's Net Investment:
  Series A Convertible Preferred Stock
   $.01 par value per share, 92,088,135
   shares authorized, issued and
   outstanding...........................        --           --          921
  Common Stock, $.01 par value per share,
   157,000,000 shares authorized, 100
   shares issued and outstanding.........        --           --          --
  Additional paid in capital.............        --           --      114,051
  Accumulated deficit....................   (227,001)    (264,432)    (34,907)
  Cabletron Systems equity...............    249,920      291,472         --
  Unearned stock-based compensation......        --           --      (10,407)
  Accumulated other comprehensive
   income................................        --           (12)       (297)
                                           ---------    ---------    --------
    Total stockholder's net investment...     22,919       27,028      69,361
                                           ---------    ---------    --------
    Total liabilities and stockholder's
     net investment......................  $  24,529    $  33,248    $ 89,646
                                           =========    =========    ========

        See accompanying notes to the consolidated financial statements

                           RIVERSTONE NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

         Years ended February 28, 1998, 1999 and February 29, 2000 and nine months ended November 30, 1999 and December 2, 2000
          (in thousands, except share and pro forma per share amounts)

                                      Years ended                  Nine months ended
                          ------------------------------------  -----------------------
                          February 28, February 28,  February   November 30,  December
                              1998         1999      29, 2000       1999      2, 2000
                          ------------ ------------ ----------  ------------ ----------
                                                                (Unaudited)
Net revenues............    $     59    $    3,284  $   23,076    $ 10,315   $   63,116
Cost of revenues........           7         3,009      11,976       5,883       28,071
                            --------    ----------  ----------    --------   ----------
  Gross Profit..........          52           275      11,100       4,432       35,045
Operating expenses:
  Research and
   development (excludes
   stock-based
   compensation of $735
   for the nine months
   ended December 2,
   2000)................      12,013        26,647      30,691      23,286       30,566
  Sales and marketing
   (excludes stock-
   based compensation of
   $1,223 for the nine
   months ended December
   2, 2000).............       1,962         3,188       9,279       5,459       24,902
  General and
   administrative
   (excludes stock-based
   compensation of
   $28,704 for the nine
   months ended December
   2, 2000).............       3,053         5,025       8,534       6,549        9,655
  Stock-based
   compensation.........         --            --          --          --        30,662
  Special charges.......         --        150,382         --          --           --
                            --------    ----------  ----------    --------   ----------
    Total operating
     expenses...........      17,028       185,242      48,504      35,294       95,785
                            --------    ----------  ----------    --------   ----------
    Operating loss......     (16,976)     (184,967)    (37,404)    (30,862)     (60,740)
Interest
 expense/(income), net..         --             28          27          20       (1,545)
                            --------    ----------  ----------    --------   ----------
    Net loss............    $(16,976)   $ (184,995) $  (37,431)   $(30,882)  $  (59,195)
                            ========    ==========  ==========    ========   ==========
    Net loss per share:
    Basic and diluted...    $(169.76)   $(1,849.95) $  (374.31)   $(308.82)  $  (591.95)
                            ========    ==========  ==========    ========   ==========
Weighted average number
 of shares outstanding:
    Basic and diluted...         100           100         100         100          100
                            ========    ==========  ==========    ========   ==========
Pro forma net loss per
 share:
    Basic and diluted...                            $     (.40)              $     (.63)
                                                    ==========               ==========
Pro forma weighted
 average number of
 shares outstanding:
    Basic and diluted...                            93,608,662               93,608,662
                                                    ==========               ==========

        See accompanying notes to the consolidated financial statements

                           RIVERSTONE NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

         Years ended February 28, 1998, 1999 and February 29, 2000 and nine months ended November 30, 1999 and December 2, 2000
                                 (in thousands)

                                      Years ended                  Nine months ended
                         -------------------------------------- ------------------------
                         February 28, February 28, February 29, November 30, December 2,
                             1998         1999         2000         1999        2000
                         ------------ ------------ ------------ ------------ -----------
                                                                (Unaudited)
Cash flows from
 operating activities:
Net loss...............    $(16,976)   $(184,995)    $(37,431)    $(30,882)   $(59,195)
Adjustments to
 reconcile net loss to
 net cash used in
 operating activities:
  Depreciation and
   amortization........       1,203        4,534        4,975        3,796       5,716
  Provision for losses
   on accounts
   receivable..........         --            30        1,642          618         308
  Stock-based
   compensation........         --           --           --           --       30,662
  Other non cash.......         --       150,382          --           --          --
  Changes in assets and
   liabilities (net of
   effects of
   acquisition of
   business):
    Accounts receivable
     and accounts
     receivable,
     related parties...         --          (355)     (10,570)      (2,968)     (1,867)
    Inventories........         --        (1,691)      (3,947)      (2,162)     (3,324)
    Prepaid expenses
     and other assets..         196       (2,461)         274          536     (11,523)
    Accrued expenses
     and accounts
     payable, related
     parties...........        (523)      (2,458)       2,384          445       9,452
    Deferred revenue...          35           45        2,349          438       4,711
      Net cash used in
       operating
       activities......     (16,065)     (36,969)     (40,324)     (30,179)    (25,060)
                           --------    ---------     --------     --------    --------
Cash flows from
 investing activities:
Capital expenditures...      (1,908)      (3,790)      (4,071)      (3,407)    (10,207)
                           --------    ---------     --------     --------    --------
      Net cash used in
       investing
       activities......      (1,908)      (3,790)      (4,071)      (3,407)    (10,207)
                           --------    ---------     --------     --------    --------
Cash flows from
 financing activities:
Principal payments on
 note payable..........         --           (96)        (123)         (91)        (98)
Cash used in
 acquisition of
 business, net of cash
 received..............         --        (1,580)         --           --          --
Net transfer from
 Cabletron.............      17,973       42,435       44,518       33,677      63,983
Proceeds from issuance
 of stock purchase
 rights................         --           --           --           --        7,168
                           --------    ---------     --------     --------    --------
      Net cash provided
       by financing
       activities......      17,973       40,759       44,395       33,586      71,053
                           --------    ---------     --------     --------    --------
Net increase in cash
 and cash equivalents..         --           --           --           --       35,786
Cash and cash
 equivalents, at
 beginning of period...         --           --           --           --          --
                           --------    ---------     --------     --------    --------
Cash and cash
 equivalents, at end of
 period................    $    --     $     --      $    --      $    --     $ 35,786
                           ========    =========     ========     ========    ========
Other cash flow
 information:
  Cash paid for
   interest............    $    --     $      25     $     24     $     23    $      4
                           ========    =========     ========     ========    ========

        See accompanying notes to the consolidated financial statements

                           RIVERSTONE NETWORKS, INC.

            CONSOLIDATED STATEMENTS OF STOCKHOLDER'S NET INVESTMENT

Years ended February 28, 1998, 1999 and February 29, 2000 and nine months ended
                                December 2, 2000
                                 (in thousands)

                          Series A                                                          Accumulated
                         Convertible        Additional             Cabletron    Unearned       Other
                          Preferred  Common  Paid in   Accumulated  Systems   Stock Based  Comprehensive
                            Stock    Stock   Capital     Deficit    Equity    Compensation     Loss       Totals
                         ----------- ------ ---------- ----------- ---------  ------------ ------------- ---------
Balances, March 1,
 1997...................    $ --      $ --   $    --    $ (25,030) $  26,370    $    --        $ --      $   1,340
 Net loss...............      --        --        --      (16,976)       --          --          --        (16,976)
 Net transfers from
  Cabletron.............      --        --        --          --      17,973         --          --         17,973
                            -----     ----   --------   ---------  ---------    --------       -----     ---------
Balances, February 28,
 1998...................      --        --        --      (42,006)    44,343         --          --          2,337
                            -----     ----   --------   ---------  ---------    --------       -----     ---------
 Components of
  comprehensive loss:
   Net loss.............      --        --        --     (184,995)       --          --          --       (184,995)
     Total comprehensive
      loss..............      --        --        --     (184,995)       --          --          --       (184,995)
 Net transfers from
  Cabletron.............      --        --        --          --     205,577         --          --        205,577
                            -----     ----   --------   ---------  ---------    --------       -----     ---------
Balances, February 28,
 1999...................      --        --        --     (227,001)   249,920         --          --         22,919
                            -----     ----   --------   ---------  ---------    --------       -----     ---------
 Components of
  comprehensive loss:
   Net loss.............      --        --        --      (37,431)       --          --          --        (37,431)
   Accumulated
    translation
    adjustments.........      --        --        --          --         --          --          (12)          (12)
                            -----     ----   --------   ---------  ---------    --------       -----     ---------
     Total comprehensive
      loss..............      --        --        --      (37,431)       --          --          (12)      (37,443)
 Net transfers from
  Cabletron.............      --        --        --           --     41,552         --          --         41,552
                            -----     ----   --------   ---------  ---------    --------       -----     ---------
Balances, February 29,
 2000...................      --        --        --     (264,432)   291,472         --          (12)       27,028
                            -----     ----   --------   ---------  ---------    --------       -----     ---------
 Components of
  comprehensive loss:
   Net loss.............      --        --        --      (59,195)       --          --          --        (59,195)
   Accumulated
    translation
    adjustments.........      --        --        --          --         --          --         (285)         (285)
                            -----     ----   --------   ---------  ---------    --------       -----     ---------
     Total comprehensive
      loss..............      --        --        --      (59,195)       --          --         (285)      (59,480)
 Issuance of stock
  purchase rights to
  strategic investors...      --        --      7,168         --           7         --          --          7,168
 Unearned stock-based
  compensation related
  to stock option
  grants................      --        --     11,099         --         --      (11,099)        --            --
 Amortization of
  unearned stock-based
  compensation..........      --        --        --          --         --          692           7           692
 Compensation for stock
  option grants to non-
  employees.............      --        --     27,798         --           7         --          --         27,798
 Compensation for stock
  option grants to
  consultants...........      --        --      2,172         --         --            7         --          2,172
 Net transfers from
  Cabletron.............      --        --        --          --      63,983         --          --         63,983
 Transfer to Preferred
  Stock and additional
  paid in capital.......      921       --     65,814     288,720   (355,455)        --          --            --
                            -----     ----   --------   ---------  ---------    --------       -----     ---------
Balances, December 2,
 2000...................    $ 921     $ --   $114,051   $ (34,907) $     --     $(10,407)      $(297)    $  69,361
                            =====     ====   ========   =========  =========    ========       =====     =========

        See accompanying notes to the consolidated financial statements

                           RIVERSTONE NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           FEBRUARY 28, 1999, FEBRUARY 29, 2000, AND DECEMBER 2, 2000

Note (1) Business Operations

   On February 10, 2000, Cabletron Systems, Inc. ("Cabletron") announced its plan to create an independent publicly-traded company, Riverstone Networks, Inc. ("Riverstone" or the "Company"), comprised of Cabletron's Internet infrastructure solutions business for Internet service providers and other service providers. After completion of Riverstone's initial public offering, Cabletron will own at least 80.1% of Riverstone's outstanding common stock. Cabletron has announced that it plans, subject to the satisfactory resolution of certain conditions, to distribute all of the shares of Riverstone's common stock that Cabletron owns to Cabletron's stockholders at some future date ("the distribution date") after Riverstone's initial public offering.

   On July 26, 1996, Zeitnet, Inc. ("Zeitnet") was acquired by Cabletron in a transaction accounted for as a pooling of interests transaction and became a wholly owned subsidiary of Cabletron. Cabletron issued approximately 3.3 million shares of common stock for all of the outstanding shares of Zeitnet (as well as all shares to be issued pursuant to ZeitNet options assumed by Cabletron).

   On March 17, 1998, Yago Systems, Inc. ("Yago") was acquired by Cabletron in a purchase transaction (discussed more fully in footnote 6) and became a wholly owned subsidiary of Cabletron. Cabletron has renamed Yago to Riverstone.

   On June 3, 2000, Cabletron, Riverstone and certain related parties entered into a Transformation Agreement, and Cabletron and Riverstone entered into a Contribution Agreement. In accordance with the Transformation Agreement, Cabletron transferred to Riverstone the Cabletron-owned assets and liabilities which related to the Riverstone business on August 28, 2000 (the "Contribution Date"). Zeitnet was also contributed to and then merged into Riverstone. These accompanying financial statements reflect the historical basis of the Cabletron-owned assets and liabilities which were transferred at the Contribution Date. Cabletron's ownership interest consists of 100 shares of common stock and 92,088,135 shares of convertible preferred stock.

   The Company designs and manufactures routers and switches that enable service providers to convert electrical and optical bandwidth into value-added services for their customers.

Note (2) Summary of Significant Accounting Policies

 (a) Principles of Consolidation and Basis of Presentation

   The consolidated financial statements of the Company reflect the historical results of operations and cash flows of the Riverstone business during each respective period. The consolidated financial statements have been prepared using Cabletron's historical basis in the assets and liabilities and the historical results of operations of Riverstone. Changes in Cabletron Systems equity represent Cabletron's transfer of its net investment in Riverstone, after giving effect to the net loss of Riverstone plus net cash transfers and other transfers to and from Riverstone.

   The consolidated financial statements include allocations of certain Cabletron expenses, including centralized legal, accounting, treasury, real estate, information technology, distribution, customer service, advertising, sales, marketing, engineering and other Cabletron corporate services and infrastructure costs. All of the allocations and estimates in the financial statements are based upon assumptions that the Company's and Cabletron's management believe to be reasonable reflections of the cost of services provided or benefit received by Riverstone. However, these financial statements do not necessarily indicate the financial position or results of operations that would have occurred if the Company were a stand-alone entity on the dates indicated. See note 16 for detailed explanations regarding transactions with related parties.

                           RIVERSTONE NETWORKS, INC.

 (b) Fiscal Year-End

   Prior to March 1, 2000, the Company's fiscal year ended on the last calendar day of February. Effective March 1, 2000 the Company has changed its year end to a 52-53 week fiscal year ending on the Saturday closest to the last calendar day in February. This change is not expected to have a significant effect on consolidated financial results.

 (c) Cash and Cash Equivalents

   Historically, Cabletron has managed cash and cash equivalents on a centralized basis. Cash receipts associated with Riverstone's business have been recorded by Cabletron on Riverstone's behalf and Cabletron has funded Riverstone's disbursements.

 (d) Inventories

   Inventories are stated at the lower of cost or market. Costs are determined at standard cost which approximates the first-in, first-out (FIFO) method.

 (e) Revenue Recognition

   The Company generally recognizes revenue upon shipment of products provided that there are no uncertainties regarding customer acceptance, persuasive evidence of an arrangement exists, the sales price is fixed and determinable and collectibility is deemed probable. If uncertainties exist, revenue is recognized when such uncertainties are resolved. Revenues from service and maintenance contracts are deferred and recognized ratably over the period the services are performed, typically twelve months or less. During the fiscal years ending February 28, 1998, February 28, 1999, February 29, 2000 and the nine months ended November 30, 1999 (unaudited) and December 2, 2000, service and maintenance revenue was $19,045, $83,917, $962,337, $449,896 and
$4,531,889, respectively. The Company does not currently offer a right of return to its customers and through December 2, 2000 has not recognized any related accruals. Estimated costs to repair or replace products that may be returned under warranty are accrued at the time of shipment. The Company's warranty period typically extends 12 months from the date of shipment.

   Lease Financing. The Company enters into transactions in which customers receive financing for the purchase of Company equipment from third party leasing organizations, which in turn remit payment to the Company. In certain transactions, the Company has guaranteed a portion of the customer's lease payments to be made to the lessor. The Company records these transactions consistent with Statement of Financial Accounting Standards No. 13, Accounting for Leases and related interpretations. Substantially all of the Company's customer leasing transactions involve capital leases. When the Company provides a financing guarantee, it records revenue at the time of shipment, subject to a sales reserve. The Company bases the amount of the reserve on a percentage of the guaranteed lease payments, consistent with industry experience. Accordingly, the Company has deferred revenue subject to this reserve that will be recognized by the end of the respective lease terms if all lease payments are made by end users. As of February 28, 1999, February 29, 2000 and December 2, 2000, the Company had guaranteed payments associated with lease transactions of approximately $0, $3,076,897, and $16,143,953, respectively.

   Beginning in the quarter ended June 3, 2000, the Company began reselling software licenses through its commercial agreement with Aprisma Management Technologies, Inc., a wholly owned subsidiary of Cabletron. Software license revenues, which related to sales of Aprisma's Spectrum licenses and other third party software licenses, amounted to $4,629,485 during the nine month period ended December 2, 2000, and were recognized in accordance with American Institute of Certified Public Accountants' ("AICPA") Statement of Position

                           RIVERSTONE NETWORKS, INC.

No. 97-2, Software Revenue Recognition ("SOP 97-2"), as modified by Statement of Position No. 98-9, Modification of SOP 97-2, Software Revenue Recognition ("SOP 98-9"). Accordingly the Company recognizes license revenue upon the delivery of the software provided that there are no uncertainties regarding customer acceptance, the fee is fixed and determinable and collection of the resulting receivable is probable.

 (f) Property and Equipment

   Property and equipment are stated at cost. Depreciation is provided on a straight-line method over the estimated useful lives of the assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company compares the carrying value of long-lived assets to undiscounted expected future cash flows. When the comparison indicates that the carrying value of those assets is greater than the respective undiscounted cash flows an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the assets.

 (g) Goodwill

   Goodwill, which represents the excess of purchase price over fair value of net assets acquired in a business combination, is recorded at cost less accumulated amortization. Purchased in-process research and development without alternative future use is expensed when acquired. Amortization of goodwill is provided on a straight-line method over the estimated useful life of the asset. The Company assesses the recoverability of goodwill quarterly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will determine whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future cash flows of the acquired business. If the goodwill amortization cannot be fully recovered, the amount of goodwill impairment is based on projected discounted future cash flows or appraised values, depending on the nature of the asset. In addition, the Company continually evaluates the periods of amortization associated with goodwill not identified with an impaired asset to determine whether events and circumstances warrant revised estimates of useful lives.

 (h) Advertising Costs

   The Company expenses advertising costs as incurred.

 (i) Research and Development Costs

   The Company expenses research and development costs as incurred.

 (j) Stock Based Compensation Plans
   As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company measures compensation cost in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. Accordingly, no accounting recognition is given to stock options granted to employees of the Company at fair market value until they are exercised. Upon exercise, net proceeds, including income tax benefits realized, are credited to equity. The pro forma impact on earnings has been disclosed in the notes to the Consolidated Financial Statements as required by SFAS 123. Equity instruments issued to non-employees are accounted for in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services ("EITF 96-18").

                           RIVERSTONE NETWORKS, INC.

   In March 2000, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25 ("FIN 44"), which must be applied prospectively to new stock option awards, exchanges of awards in a business combination, modifications to outstanding awards and changes in grantee status that occur on or after July 1, 2000. The Company adopted FIN 44 effective July 1, 2000 with no impact on its historical consolidated statements and related disclosures.

 (k) Income Taxes

   Riverstone's operating results historically have been included in Cabletron's consolidated U.S. and state income tax returns and in the tax returns of certain Cabletron foreign subsidiaries. The provision for income taxes in Riverstone's consolidated financial statements has been determined using the separate company return method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

 (l) Historical Net Loss Per Share

   Basic net loss per common share and diluted net loss per common share are presented in conformity with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" for all periods presented. In accordance with SFAS No. 128, basic net loss per common share has been calculated using the weighted-average number of shares of common stock outstanding during the period, which consists of Cabletron's 100 shares of common ownership. For the nine month period ended December 2, 2000, Riverstone has excluded all outstanding stock options as well as stock purchase rights held by private investors from the calculation of diluted net loss per common share because all such securities are anti-dilutive for that period.

 (m) Unaudited Pro Forma Basic and Diluted Net Loss Per Share

   At December 2, 2000, options to purchase 34,449,280 shares of common stock of the Company at an average exercise price of $4.67 per share have not been included in the computation of diluted net loss per share as their effect would have been anti-dilutive. In addition, at December 2, 2000, there were 11,898,484 options outstanding to purchase shares of Cabletron stock, of which 2,861,628 were held by Riverstone employees. At the distribution date, all holders of Cabletron stock options that have not been exercised will receive additional Riverstone options. The actual number of Riverstone stock options to be issued with respect to outstanding Cabletron stock options will not be determined until the distribution date. See note 13.

   As described in note 16, the Series A Convertible Preferred Stock will automatically convert into common stock at the then applicable conversion rate upon the closing of an underwritten firm commitment public offering of shares of the common stock of the Company. The unaudited pro forma basic and diluted net loss per share information included in the accompanying statements of operations for the year ended February 29, 2000 and the nine months ended December 2, 2000 reflects the impact on unaudited pro forma basic and diluted net loss per share of such conversion as of the beginning of each period using the if-converted method. Also included in the pro forma calculations is the assumed exercise of stock purchase rights to purchase 5,401,970 shares of common stock, using the treasury stock method, held by private investors.

                           RIVERSTONE NETWORKS, INC.

   The reconciliation of the numerators and denominators of the unaudited pro forma basic and diluted loss per share computation for the Company's reported net loss is as follows:

                   Pro Forma Basic and Diluted Loss Per Share

                                                                        Nine
                                                                       Months
                                                         Year Ended    Ended
                                                          February    December
                                                          29, 2000    2, 2000
                                                         ----------  ----------
                                                         (in thousands, except
                                                          share and per share
                                                               amounts)
   Numerator:
     Net loss..........................................  $  (37,431) $  (59,195)
                                                         ----------  ----------
   Denominator
     Common stock, $0.01 par value per share,
      157,000,000 shares authorized; 100 shares issued
      and outstanding..................................         100         100
     Assumed conversion of preferred stock and exercise
      of Strategic Investors' stock purchase rights....  93,608,562  93,608,562
                                                         ----------  ----------
     Weighted average number of diluted shares
      outstanding......................................  93,608,662  93,608,662
                                                         ----------  ----------
   Basic and diluted loss per share....................  $     (.40) $     (.63)
                                                         ==========  ==========

 (n) Use of Estimates

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. See also note 16.

 (o) Foreign Currency Translation and Transaction Gains and Losses

   The Company's international revenues are denominated in either U.S. dollars or local currencies. For those international subsidiaries which use their local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the reporting period. Resulting translation adjustments are reported in accumulated other comprehensive income, a component of stockholder's net investment. Where the U.S. dollar is the functional currency, amounts are recorded at the exchange rates in effect at the time of the transaction, and any resulting translation adjustments, which were not material, are recorded in the Statement of Operations.

 (p) Software Development Costs

   Costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized in accordance with Financial Accounting Standards Board Statement No. 86, Computer Software To Be Sold, Leased, or Otherwise Marketed ("SFAS 86"). The Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility; accordingly, no costs have been capitalized to date.

                           RIVERSTONE NETWORKS, INC.

 (q) New Accounting Pronouncements

   In June 1998, the FASB issued Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), that establishes accounting and reporting requirements for derivative instruments and for hedging activities. FAS 133 requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position at fair value.

   In June 1999, the FASB issued Financial Accounting Standards Board Statement No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137") which delayed the effective date of SFAS 133 by one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Financial Accounting Standards Board Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133. ("SFAS 138"), which will be adopted concurrently with SFAS 133. SFAS 138 amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and hedging activities and incorporates decisions made by the FASB related to the Derivatives Implementation Group process. The Company is currently evaluating the effect of SFAS 133 and SFAS 138 on its results of operations and financial position.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, ("SAB 101"). SAB 101 summarizes the SEC's views of applying generally accepted accounting principles to revenue recognition. The adoption of SAB 101 had no significant impact on our revenue recognition policy or results of operations.

 (r) Unaudited Financial information

   The consolidated financial statements for the nine months ended November 30, 1999 are unaudited; however, in the opinion of management, all adjustments consisting of normal recurring adjustments necessary for the presentation of the financial statements for the nine month period have been included. Results of operations for this nine month period presented is not necessarily indicative of the results that may be expected for the full fiscal year of an other future period.

Note (3) Inventories

   Inventories consist of the following at February 28, 1999, February 29, 2000 and December 2, 2000 (in thousands):

                                           February 28, February 29, December 2,
                                               1999         2000        2000
                                           ------------ ------------ -----------
   Raw materials..........................    $1,543       $2,764      $2,513
   Finished goods.........................       148        2,874       6,449
                                              ------       ------      ------
     Total inventories....................    $1,691       $5,638      $8,962
                                              ======       ======      ======

                           RIVERSTONE NETWORKS, INC.

Note (4) Prepaid Expenses and Other Assets

   Prepaid expenses and other assets consist of the following at February 28, 1999, February 29, 2000 and December 2, 2000 (in thousands):

                                           February 28, February 29, December 2,
                                               1999         2000        2000
                                           ------------ ------------ -----------
   Receivable from vendor.................    $2,717       $2,159      $ 5,746
   Due from customers.....................       --           --         3,374
   Deferred offering costs................       --           --         1,093
   Other..................................       541          388        1,393
                                              ------       ------      -------
     Total................................    $3,258       $2,547      $11,606
                                              ======       ======      =======

   The receivable from vendor represents amounts due from the Company's contract manufacturer for inventory that the Company has purchased from third parties and transferred to its contract manufacturer.

   Due from customers represents amounts due from the Company's customers related to Enterasys sales to those customers as explained in more detail in Footnote 16.

Note (5) Property and Equipment

   Property and equipment consist of the following at February 28, 1999, February 29, 2000 and December 2, 2000 (in thousands):

                             February 28, February 29, December 2,  Estimated
                                 1999         2000        2000     useful lives
                             ------------ ------------ ----------- ------------
   Equipment...............    $ 9,081      $13,270     $ 22,550    3-5 years
   Furniture and fixtures..        354          238        1,098    5-7 years
   Construction in
    progress...............        --           --            67
                               -------      -------     --------
                               $ 9,435      $13,508     $ 23,715
   Less accumulated
    depreciation and
    amortization...........     (4,735)      (7,675)     (12,100)
                               -------      -------     --------
                               $ 4,700      $ 5,833     $ 11,615
                               =======      =======     ========

   In the fourth quarter of the year ended February 28, 1999, Cabletron performed a physical inventory of manufacturing equipment and fixtures in preparation for the planned outsourcing of its manufacturing operations. As a result of this inventory, Cabletron wrote off approximately $17.6 million of assets. The write-off consisted of equipment and fixtures ($14.2 million) that could not be located and equipment that was idled and of no future use. The amount of the write-off attributable to the Company, recorded in special charges, was $382,000.

Note (6) Business Combinations

   Intangible assets consist of the following at February 28, 1999, February 29, 2000 and December 2, 2000 (in thousands):

                                                                     Estimated
                               February 28, February 29, December 2,  useful
                                   1999         2000        2000       life
                               ------------ ------------ ----------- ---------
   Goodwill...................   $16,504      $13,568      $13,568    8 years
   Less accumulated
    amortization..............    (1,949)      (4,014)      (5,305)
                                 -------      -------      -------
                                 $14,555      $ 9,554      $ 8,263
                                 =======      =======      =======

                           RIVERSTONE NETWORKS, INC.

   On March 17, 1998, Cabletron acquired Yago, a privately held manufacturer of wire speed routing and layer-4 switching products and solutions. Under the terms of the agreement, Cabletron issued 6.0 million shares of Cabletron common stock to the shareholders of Yago in exchange for all of the outstanding shares of Yago not then owned by Cabletron. Prior to the closing of the acquisition, Cabletron held approximately 25% of Yago's capital stock, calculated on a fully diluted basis. Cabletron also agreed, pursuant to the terms of the agreement, to issue up to 5.5 million shares of Cabletron common stock to the former shareholders of Yago in the event the shares originally issued in the transaction did not attain a market value of $35 per share eighteen months after the closing of the transaction. However, the agreement did not guarantee a minimum value to be received by Yago shareholders. On September 8, 1999, Cabletron issued approximately 5.2 million shares of Cabletron common stock to the former shareholders of Yago, pursuant to the terms of the merger agreement.

   Cabletron renamed Yago to Riverstone. The purchase accounting for the acquisition of Yago has been pushed down by Cabletron to Riverstone.

   Riverstone recorded the cost of the acquisition of Yago at approximately $165.7 million, including direct costs of $2.6 million, based on the market value as of the acquisition date of shares issued and the maximum number of shares that could be issued. This acquisition has been accounted for under the purchase method of accounting. Riverstone's consolidated results of operations include the operating results of Yago from the acquisition date. Based on an independent appraisal, approximately $150.0 million of the purchase price was allocated to in-process research and development. Accordingly, Riverstone recorded special charges of $150.0 million for this in-process research and development at the date of acquisition. The value assigned to in process research and development was determined by identifying significant research projects for which technological feasibility had not been established, including development, engineering and testing activities associated with the introduction of Yago's next-generation switching router family of products and technologies. This allocation represents the estimated fair value based on risk-adjusted cash flows related to the incomplete products. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, Cabletron expensed these costs as of the acquisition date.

   The excess of cost over the estimated fair value of net assets acquired of $16.3 million was allocated to goodwill and is being amortized on a straight-line basis over a period of eight years. The amount allocated to goodwill was decreased during the year ended February 29, 2000 due to the recognition of Yago pre-acquisition net operating losses as a result of a change in the federal separate return limitation year rule.

   At the time of its acquisition, Yago was a development stage company that had spent approximately $5.6 million on research and development focused on the development of advanced gigabit switching technology. All of Yago's efforts since its inception had been directed towards the introduction of an advanced gigabit Layer-2, Layer-3, and Layer-4 switching and router product family. Yago had no developed products or technology and had not generated any revenues as of its acquisition date. At the time, Yago was testing the technology related to the MSR8000, its first product to be released, and was developing its MSR16000/8600 family of products. These two primary development efforts were made up of six significant research and development components, which were ongoing at the acquisition date. These component efforts included continued MSR8000 development and testing, research and development of the MSR2000 (a desktop version of the MSR8000), development of the MSR8600, development of Wide Area Network interfaces for its switching products, routing software research and development, and device management software research and development.

   The nature of the efforts to develop the acquired in-process technology into commercially viable products principally related to the completion of all planning, designing, prototyping, high-volume verification, and

                           RIVERSTONE NETWORKS, INC.

testing activities that were necessary to establish that the proposed technologies met their design specifications including functional, technical, and economic performance requirements. Anticipated completion dates for the projects in progress were expected to occur over the two years following the acquisition and Cabletron expected to begin generating the economic benefits from the technologies in the second half of fiscal 1999. Expenditures to complete the MSR technology were expected to total approximately $10.0 million two years following the acquisition.

   At the time of the acquisition, Cabletron anticipated generating significant increases in revenues and undiscounted cash flows from the acquisition of Yago with a projected peak in 2003 and then a decline as other new products and technologies were projected to enter the market. To date, the results generated from Yago-based projects have not differed materially from the original forecast assumptions. As noted in Footnote 1, the Company makes up Cabletron's Internet infrastructure solutions business for Internet service providers and other service providers. Cabletron also maintains a significant enterprise market business. The Yago-based products began generating significant revenue for the enterprise markets during Cabletron's fiscal year ended February 28, 1999. This began with the release of a fully featured MSR8000 in July 1998 and continued with the release of the MSR16000 product. Cabletron continued to increase sales of products based on the Yago in-process projects in the enterprise market during the fiscal year ended February 29, 2000 based on additional, successful product introductions including the MSR8600, MSR2000 and Wide Area Network interfaces. Based on Riverstone's markets the Company began to experience significant revenue growth from the Yago products beginning in the third and fourth quarters of the fiscal year ended February 29, 2000. This reflected the growth of the service provider marketplace and acceptance of the underlying Yago technology as it pertained to the service provider market.

   The value assigned to purchased in-process technology was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value. The revenue projection used to value the in-process research and development was based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by the Company and its competitors. As of the valuation date, Yago had no existing products and accordingly all revenue growth in the first several years was related to the in-process technologies.

   The estimated revenues for the in-process projects were projected to peak in 2003 and then decline as other new products and technologies were projected to enter the market. Cost of sales was estimated based on Yago's internally generated projections and discussions with management regarding anticipated gross margin improvements. Selling, general and administrative expenses were projected to remain constant. Research and development expenses were projected to decrease as a percentage of sales as the in-process projects were completed.

   The rates utilized to discount the net cash flows to their present value were based on venture capital rates of return. Due to the nature of the forecast and the risks associated with the projected growth, profitability and developmental projects, discount rates of 45% to 50% were used for the business enterprise and for the in-process research and development. Cabletron believed these rates were appropriate because they were commensurate with Yago's stage of development; the uncertainties in the economic estimates described above; the inherent uncertainty surrounding the successful development of the purchased in-process technology; the useful life of such technology; the profitability levels of such technology; and the uncertainty of technological advances that were unknown at that time.

   The projected and actual results to date have been materially consistent. The majority of the projects in-process at the time of the acquisition have been completed reasonably consistently with the planned schedule

                           RIVERSTONE NETWORKS, INC.

and the initial products have been brought to market. The Company continued to work toward the completion of some of the projects underway at Yago at the time of the acquisition as well as the follow-on projects based on the underlying technology associated with the acquired in-process projects. Research and development expenditures since the acquisition have not differed materially from expectations. The risks associated with these continued efforts, including the follow-on projects, are still considered significant, and no assurance can be made that the Company's upcoming products will meet market expectations. The Company expects to continue their support of these efforts and believes the Company has a reasonable chance of successfully completing the research and development programs.

   Such factors as efforts to achieve technical viability, uncertainty regarding standards required for new products, the rapid pace of changing technology inherent in the industry the Company customers operates, as well as competitive threats contribute to the significant risks of completing the development of these technologies. The nature of the efforts to develop the acquired technologies into commercially viable products consist principally of planning, designing, and testing activities necessary to determine that the products can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets and could have a material adverse impact on the Company's business and operating results and a portion of the value of the in-process research and development might never be realized.

   The purchase price for the acquisition of Yago during the year ended February 28, 1999 was allocated to assets acquired and liabilities assumed based on fair market value at the date of the acquisition. The total cost of the acquisition during the year ended February 28, 1999 is summarized as follows (in thousands):

   Cash paid for acquisitions......................................... $  1,897
   Less cash acquired.................................................      317
                                                                       --------
   Net cash paid for acquisition......................................    1,580
   Common stock issued................................................  163,142
   Assumed liabilities................................................      933
                                                                       --------
     Purchase price................................................... $165,655
                                                                       ========

   The following is a supplemental disclosure of noncash transactions in connection with the Yago acquisition for the year ended February 28, 1999 (in thousands):

   Fair value of asset acquired...................................... $  17,602
   In-process research and development...............................   150,000
   Assumed liabilities...............................................    (2,880)
   Common stock issued...............................................  (163,142)
                                                                      ---------
     Cash portion of acquisition..................................... $   1,580
                                                                      =========

   During the year ended February 29, 2000, Cabletron realized approximately $2.9 million in tax benefit from utilization of net loss carryforwards that it acquired in the acquisition of Yago. Goodwill was reduced by $2.9 million at February 29, 2000 and amortization expense decreased from approximately $510 thousand per quarter to $380 thousand per quarter as a result.

                           RIVERSTONE NETWORKS, INC.

Note (7) Accrued Expenses

   Accrued expenses consist of the following at February 28, 1999, February 29, 2000 and December 2, 2000 (in thousands):

                                           February 28, February 29, December 2,
                                               1999         2000        2000
                                           ------------ ------------ -----------
   Payroll and related expenses...........    $1,081       $2,758      $4,079
   Sales tax payable......................       --           --          871
   Product warranty.......................       213          584         533
   Deferred offering costs................       --           --          489
   Other..................................        15          351         379
                                              ------       ------      ------
     Total................................    $1,309       $3,693      $6,351
                                              ======       ======      ======

Note (8) Notes Payable

   The Company maintained a note payable associated with a financing arrangement to provide equipment financing assumed as part of the Yago acquisition. Borrowings under this arrangement carried interest at an effective rate of 9%, were repayable over 36 months and were secured with the assets purchased. The note was paid in full during the nine month period ended December 2, 2000.

Note (9) Income Taxes

   No provision for federal or state income taxes has been recorded as the Company incurred net operating losses for all periods presented. The following is a reconciliation of the effective tax rates to the statutory federal tax rate:

                             February 28, February 28, February 29, December 2,
                                 1998         1999         2000        2000
                             ------------ ------------ ------------ -----------
   Statutory federal income
    tax (benefit) rate.....     (35.0)%      (35.0)%      (35.0)%      (35.0)%
   State income tax, net of
    federal tax benefit....      (4.5)        (0.8)        (4.2)        (4.4)
   Nondeductible goodwill
    and intangibles........       0.0         28.8          2.0          0.7
   Other...................      (1.7)        (0.1)        (1.1)        (1.3)
   Stock based
    compensation...........       0.0          0.0          0.0         13.3
   Unbenefitted losses.....      41.2          7.1         38.3         26.7
                                -----        -----        -----        -----
                                  0.0 %        0.0 %        0.0 %        0.0 %
                                =====        =====        =====        =====

   The Company's operating results have been included in Cabletron's consolidated U.S. and state income tax returns and in tax returns of certain Cabletron foreign subsidiaries. As such, Cabletron has utilized, or is expected to utilize, all of the Company's net operating losses, and all but $0.5 million of the Company's research credits through December 2, 2000 due to limitations pursuant to Internal Revenue Code Section 382, which imposes an annual limitation on the utilization of loss carryforwards following prior ownership changes. An ownership change is generally defined as a change in more than 50 percent of the ownership of the company. Through the Transformation Date, no deferred tax benefit has been recognized for the net operating losses utilized by Cabletron because they will not be available to Riverstone, and, under the separate return method, Riverstone would not have been able to recognize the tax benefit. Effective as of the Transformation Date, Cabletron is required to reimburse the Company for any tax losses attributable to the Company that are utilized by Cabletron and the Company is required to reimburse Cabletron for any tax liabilities attributable to the Company that is paid by Cabletron. For the period from the Transformation Date through December 2,

                           RIVERSTONE NETWORKS, INC.

2000 Riverstone has received no reimbursement from Cabletron under this agreement. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is not more likely than not that these assets will be realized. No income tax benefit has been recorded for all periods presented because of the valuation allowance.

   For the year ended February 28, 1999 Riverstone recorded a special charge of $150 million for in-process research and development relating to the acquisition of Yago. This charge was not deductible for tax purposes which decreased the Company's taxable loss by the $150 million.

   Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of federal deferred tax assets (liabilities) are comprised of the following (in thousands):

                                           February 28, February 29, December 2,
                                               1999         2000        2000
                                           ------------ ------------ -----------
Deferred tax assets:
  Accounts receivable.....................   $     12     $   832     $    820
  Accrued expenses........................        102         404           95
  Accruals and other reserves.............        433         386        1,225
  Loss and tax credit carryforwards.......      8,747         458       13,355
  Depreciation and amortization...........        --          162          374
  Inventory...............................        231       1,065        2,029
  Stock based compensation................        --          --         1,988
  Capitalized R&D.........................      1,653       1,086        1,407
                                             --------     -------     --------
    Total gross deferred tax assets.......     11,178       4,393       21,293
  Less valuation allowance................    (11,062)     (4,393)     (21,293)
                                             --------     -------     --------
    Net deferred tax assets...............        116         --           --
                                             --------     -------     --------
Deferred tax liabilities:
  Depreciation and amortization...........       (116)        --           --
                                             --------     -------     --------
    Total gross deferred liabilities......       (116)        --           --
                                             --------     -------     --------
    Net deferred tax assets...............   $    --      $   --      $    --
                                             ========     =======     ========

   The valuation allowance increased by $3.7 million and decreased by $6.7 million for the years ended February 28, 1999, and February 29, 2000 and increased by $16.9 million for the nine month period ended December 2, 2000. Approximately $0.5 million of the valuation allowance as of December 2, 2000 related to acquired deferred tax assets, the tax benefits of which, when realized, will be recorded as a decrease to goodwill and other non-current intangible assets.

   As of December 2, 2000, the Company has $30.5 million of net operating loss carryforwards computed under the separate return method, which will expire in fiscal year 2020. Also as of December 2, 2000, the Company has $0.5 million of tax credit carryforwards, which is related to acquired subsidiaries. The tax benefits related to the tax credits from acquired subsidiaries, when realized, will be recorded as a decrease in goodwill and other non-current intangible assets. The utilization of these tax credits are limited pursuant to Internal Revenue Code Section 382.

                           RIVERSTONE NETWORKS, INC.

Note (10) Financial Instruments and Concentration of Credit Risk

   The carrying amounts of trade receivables, amounts due from employees and officers, prepaid expenses and other assets, deferred revenue, accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. The Company's end-user customers, which include traditional Internet service providers, content hosting and application service providers, building local exchange carriers, and metropolitan service providers, some of which can be thinly capitalized start-up companies. The Company also guarantees certain lease payments that its customers make to third party leasing companies. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral or other security against trade receivable balances; however, it does maintain an allowance for potential credit losses and such losses have been within management's expectations. Due to recent public market volatility, a number of the Company's current or prospective customers may be unable to raise funding through the issuance of their equity securities or otherwise in a timely fashion. This difficulty could result in an increased need for financing provided either by the Company or with the Company's assistance and an increased risk of customer default.

   The following individual customers accounted for 10% or more of total revenue for the periods indicated:

                                         Years Ended                    Nine Months Ended
                            -------------------------------------- ----------------------------
                            February 28, February 28, February 29, November 30, December 2,
                                1998         1999         2000         1999        2000
                            ------------ ------------ ------------ ------------ -----------
                                                        (Unaudited)
   Customer A..............      --%          --%          11%          13%          --%
   Customer B..............      --           --           15           --           --
   Customer C..............      --           20           14           --           --
   Customer D..............      --           --           12           --           --
   Customer E..............      --           46           --           --           --
   Customer F..............      --           --           --           --           10

                           RIVERSTONE NETWORKS, INC.

Note (11) Segment and Geographical Information

   Financial Accounting Standards Board Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions how to allocate resources and assess performance. To date, the chief operating decision maker has viewed the Company's operations as principally one segment, Cabletron's Internet infrastructure solutions business for Internet service providers and other service providers. Revenue amounts are based on product shipment destination. Revenues from unaffiliated customers by geographic region are as follows (in thousands):

                                         Years Ended                    Nine Months Ended
                            -------------------------------------- ----------------------------
                            February 28, February 28, February 29, November 30, December 2,
                                1998         1999         2000         1999        2000
                            ------------ ------------ ------------ ------------ -----------
                                                                   (Unaudited)
   Sales to unaffiliated
    customers (trade):
     United States.........     $59         $3,284      $17,673      $ 8,385      $44,204
     United Kingdom........      --            --         3,472          952        4,204
     Other.................      --            --         1,931          978       12,026
                                ---         ------      -------      -------      -------
   Total trade sales.......      59          3,284       23,076       10,315       60,434
   Sales to related
    parties................      --            --           --           --         2,682
                                ---         ------      -------      -------      -------
   Total sales.............     $59         $3,284      $23,076      $10,315      $63,116
                                ===         ======      =======      =======      =======

   Substantially all of the Company's assets are located in the United States.

Note (12) Legal Proceedings

 Legal Proceedings

   A consolidated class action lawsuit raising claims against Cabletron and some officers and directors of Cabletron was filed in the United States district court for the district of New Hampshire and, following transfer, is pending in the district of Rhode Island. The complaint alleges that Cabletron and several of its officers and directors made materially false and misleading information about Cabletron's operations and acted in violation of Section 10(b) of and Rule 10b-5 under the Securities Exchange Act of 1934 during the period between March 3, 1997 and December 2, 1997. The complaint also alleges that Cabletron's accounting practices resulted in the disclosure of materially misleading financial results during the same period. More specifically, the complaint challenged Cabletron's revenue recognition policies, accounting for product returns, and the validity of some sales. The complaint does not specify the amount of damages sought on behalf of the class. Cabletron and other defendants moved to dismiss the complaint and, by order dated December 23, 1998, the District Court expressed its intention to grant Cabletron's motion to dismiss unless the plaintiffs amended their complaint. The plaintiffs timely served a second consolidated class action complaint, and Cabletron has filed a motion to dismiss this second complaint. A ruling on that motion is not expected earlier than April 2001. If the plaintiffs prevail, Cabletron could be required to pay substantial damages.

   The Company has not assumed any liabilities from Cabletron for this litigation. The Company has not been named as a defendant in this litigation and none of its officers or directors is named as a defendant to this litigation. However, the plaintiffs might attempt to involve the Company in this litigation or might seek to have

                           RIVERSTONE NETWORKS, INC.

the Company pay damages if Cabletron has insufficient assets to cover any resulting damages. Any involvement in this litigation could be protracted and may result in a diversion of management and other resources. The payment of substantial legal costs or damages, or the diversion of Company management and other resources, could have a material adverse effect on its business, financial condition or results of operations.

   The Company is involved in various other legal proceedings and claims arising in the ordinary course of business. Management believes that the disposition of these matters will not have a materially adverse effect on the condition or results of operations of the Company.

Note (13) Stock Plans

 (a) Riverstone 2000 Equity Incentive Plan

   Riverstone's board of directors has adopted the Riverstone 2000 Equity Incentive Plan ("2000 Plan"), which provides for the grant of awards to employees or directors of, or consultants or advisors to, the Company as well as to certain employees of Cabletron and its subsidiaries. Awards under the 2000 Plan may consist of stock options (incentive or non-statutory), restricted and unrestricted stock awards, stock appreciation rights, deferred stock awards, performance awards, other stock-based awards and loans and supplemental grants. A total of 45,000,000 shares of common stock have been reserved for issuance under the 2000 Plan. No participant may be granted options or stock appreciation rights in any calendar year with respect to more than 8,500,000 shares of common stock. Under the 2000 Plan, no more than 5,000,000 shares may be awarded to any participant as a stock based performance award in any three-year period, and no more than $5,000,000 may be paid to any participant for any year under a cash performance award. The 2000 Plan is administered by Riverstone's board of directors or by a committee of the board, which determines the terms of awards subject to the terms of the 2000 Plan, subject to action by the compensation committee of the board of directors of Cabletron in the event of certain awards to executive officers.

   The Company has granted stock options under the 2000 Plan that provide for provisional vesting as to one-quarter of the shares subject to the options after one year (April 1, 2001 in the case of the initial grants) with monthly provisional vesting of the remainder ratably over the next three years. Actual vesting of these options, which have a maximum term of ten years, is not scheduled to occur earlier than at the end of four years (April 1, 2004 in the case of the initial grants) or, if earlier, upon a distribution by Cabletron of its shares of stock of the Company or upon a sale or other change in control of the Company. In the event of a sale or other change in control of the Company, vesting would also accelerate by ten months. The exercise price of these options has been set at the fair market value of the Company's stock on the date of grant, as determined by the board. Upon termination of employment, the unvested portion of these options would terminate and the remainder would remain exercisable for up to ninety days, with special rules applicable in the case of death. Consistent with the terms of the 2000 Plan, the Company has also agreed that, upon the distribution by Cabletron to its shareholders of the Company stock owned by Cabletron, the Company will grant stock options to persons then holding options to acquire Cabletron stock, as described in more detail below. The Company had not issued any stock options through February 29, 2000.

                           RIVERSTONE NETWORKS, INC.

   The following table reflects activity and exercise prices of stock options under this plan for the nine months ended December 2, 2000.

                                                                     Weighted
                                                      Number of      Average
                                                        Shares    Exercise Price
                                                      ----------  --------------
   Options outstanding, beginning of period..........        --       $ --
   Granted........................................... 35,250,330       4.65
   Exercised.........................................        --         --
   Cancelled.........................................   (801,050)      3.77
                                                      ----------      -----
   Options Outstanding, December 2, 2000............. 34,449,280       4.67
                                                      ----------      -----
   Options Exercisable, December 2, 2000.............        --       $ --
                                                      ==========      =====

   The following table summarizes information concerning currently outstanding Riverstone options as of December 2, 2000. Based on the vesting schedule discussed above, there were no options exercisable as of December 2, 2000.

                                            Weighted-average
                                Options   remaining contractual Weighted-average
   Range of exercise prices   Outstanding      life (years)      exercise price
   ------------------------   ----------- --------------------- ----------------
    $0.01- 3.50.............  27,665,200           9.5               $ 3.50
     3.51- 7.00.............   1,153,500           9.5                 7.00
     7.01- 9.50.............   4,836,355           9.7                 9.50
     9.51-12.50.............     794,225           9.9                12.50
                              ----------           ---               ------
                              34,449,280           9.5               $ 4.67
                              ==========           ===               ======

   In connection with certain stock option grants to employees, the Company recorded approximately $11,099,000 of unearned stock-based compensation for the excess of the deemed fair market value over the exercise price at date of grant and the change in status of one individual from a Cabletron employee to a Riverstone employee during the nine month period ended December 2, 2000. The compensation expense is being recognized over the options' vesting period of four years. As a result, the Company recorded stock-based compensation expense of $692,000 for the nine month period ended December 2, 2000. For these options the Company expects to recognize stock-based compensation expenses of approximately $1,000,000, $2,655,000, $2,655,000, $2,655,000 and $1,559,000
during its fiscal years 2001, 2002, 2003, 2004 and 2005.

   The Company granted approximately 2.8 million options to non-employees of the Company, primarily three officers of Cabletron and other employees of Cabletron and Enterasys. Because these individuals are not employees of the Company, the options have been subject to variable accounting. By approval of the Company's Board of Directors, these options were accelerated to become fully vested in November 2000, and become exercisable at the time Cabletron distributes its Company common stock to Cabletron stockholders, in connection with a sale of the Company or April 1, 2004, whichever occurs first. These individuals are generally restricted from transferring these options and in the case of the options granted to the three officers of Cabletron noted above, additional transfer restrictions apply to the underlying shares. Based on this acceleration the Company recorded compensation charges of approximately $24,937,000 which represented the fair value of the options using the Black-Scholes option pricing model less the compensation charges previously recorded of $2,861,000 through the end of the Company's second quarter ended September 2, 2000 for total compensation for the nine months ended December 2, 2000 of $27,798,000.

   The Company has also issued stock options to certain consultants in exchange for services during the nine months ended December 2, 2000. The Company calculated the fair value of the stock options granted

                           RIVERSTONE NETWORKS, INC.

using the Black-Scholes option pricing model. The Company believes that the fair value of the stock options granted to consultants is more reliably measurable than the fair value of the services received. The Company incurred approximately $2,172,000 of compensation expense during the nine months ended December 2, 2000 related to those options.

 (b) Cabletron Equity Incentive Plan

   The Company's employees have been eligible to participate in Cabletron's stock option plans. Under those plans Riverstone employees held approximately 3,291,813 and 2,861,628 stock options, as of February 29, 2000 and December 2, 2000, respectively, which were granted at fair market value at the date of grant, vest over a three to five year period and expire within six to ten years from the date of grant.

   Upon the distribution by Cabletron to its shareholders of the Company stock owned by Cabletron, the Company and Cabletron have agreed that the Company will grant to the then-holders of Cabletron stock options, including but not limited to Company employees holding Cabletron options, additional options under the 2000 Plan. The same distribution ratio of Company shares that applies in Cabletron's distribution to its shareholders will be used to determine the number of shares of Company stock subject to the additional Company options granted to holders of Cabletron options. The exercise price of the Cabletron options will be adjusted after the distribution, and the exercise price of the additional Company options will be determined, such that (1) the aggregate amount of intrinsic value (that is, the difference between exercise price and stock value) in the two options immediately after the distribution does not exceed the intrinsic value in the Cabletron options immediately before the distribution and (2) the ratio of the exercise price per option to the market value per share is not reduced. The additional Company options will have the same vesting and exercisability provisions as the Cabletron options to which they relate, subject to special rules in the event of a sale or merger of the Company. The total number of Cabletron options outstanding at December 2, 2000 was 11,898,484.

                           RIVERSTONE NETWORKS, INC.

   A summary of Riverstone employee option transactions under the current Cabletron plans are follows:

                                                            Cabletron Options
                                                           ---------------------
                                                                       Weighted-
                                                                        Average
                                                           Number of   Exercise
                                                            Options      Price
                                                           ----------  ---------
Options outstanding at February 28, 1997..................  1,326,502   $24.27
Options exercisable at February 28, 1997..................    160,709     5.94
                                                           ----------
  Granted and assumed.....................................  2,921,952    15.54
  Exercised...............................................   (163,050)    5.85
  Cancelled...............................................   (519,194)   27.80
                                                           ----------
Options outstanding at February 28, 1998..................  3,566,210    15.61
                                                           ----------
Options exercisable at February 28, 1998..................    290,209    18.48
                                                           ----------
  Granted and assumed.....................................  2,861,759     7.84*
  Exercised...............................................    (54,390)    1.13
  Cancelled............................................... (3,166,886)   15.93*
                                                           ----------
Options outstanding at February 28, 1999..................  3,206,693     8.60
                                                           ----------
Options exercisable at February 28, 1999..................    602,550    10.05
                                                           ----------
  Granted and assumed.....................................    947,550    14.02
  Exercised...............................................   (298,660)    7.99
  Cancelled...............................................   (675,698)   10.15
                                                           ----------
Options outstanding at February 29, 2000..................  3,179,885     9.78
                                                           ----------
Options exercisable at February 29, 2000..................    619,166     8.76
                                                           ----------
  Granted and assumed.....................................     85,158    18.69
  Exercised...............................................   (200,777)    7.04
  Cancelled...............................................   (202,638)   10.08
                                                           ----------
Options outstanding at December 2, 2000...................  2,861,628   $10.18
                                                           ==========
Options exercisable at December 2, 2000...................    863,122   $10.06
                                                           ==========

--------
* In December 1997, employees holding outstanding stock options with a value exceeding $14.6875 per option were given the right to have their options canceled and repriced to $14.6875 per option. The repriced options will vest over a period of one to five years. In September 1998, employees holding outstanding stock options with a value exceeding $7.25 per option were given the right to have their options canceled and repriced to $7.25 per option. The repriced options will vest over a period of four to six years.

                           RIVERSTONE NETWORKS, INC.

   The following table summarizes information concerning currently outstanding and exercisable Cabletron options held by Riverstone employees as of December 2, 2000:

                                           Weighted-
                                            average    Weighted-             Weighted-
                                           remaining    average               average
                                Options   contractual  exercise    Options   exercise
   Range of exercise prices   Outstanding life (years)   price   exercisable   price
   ------------------------   ----------- -----------  --------- ----------- ---------
    $  .06- 6.30...........       56,240      6.8       $ 0.22      32,907    $ 0.22
      6.31- 7.85...........    1,741,683      7.0         7.25     509,649      7.25
      7.86- 9.85...........       72,046      8.2         8.85       8,806       8.8
      9.86-11.85...........       41,145      6.7        10.89      20,045      10.6
     11.86-13.85...........      691,610      8.4        13.59     217,950     13.54
     13.86-23.85...........      148,154      8.6        17.61      35,514     16.39
     23.86-33.85...........       92,250      7.4        28.36      38,251     30.24
     33.86-49.25...........       18,500      9.2        42.57         --        0.0
                               ---------      ---       ------     -------    ------
                               2,861,628      7.5       $10.18     863,122    $10.06
                               =========      ===       ======     =======    ======

   The weighted average estimated fair values of stock options granted and assumed during the years ended February 28, 1998, 1999, February 29, 2000 and the nine months ended December 2, 2000 were $9.50, $5.20, $9.81 and $6.02 per share, respectively.

   The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its stock option and employee stock purchase plans and, accordingly, no compensation expense has been recognized in the consolidated financial statements for such plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Financial Accounting Standards Board Statement No. 123, Accounting for Stock-based Compensation ("SFAS 123") the Company's net loss would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

                             February 28, February 28, February 29, December 2,
                                 1998         1999         2000        2000
                             ------------ ------------ ------------ -----------
   Net loss
     As reported...........    $(16,976)   $ (184,995)   $(37,431)   $(59,195)
     Pro forma.............     (22,550)     (190,753)    (43,117)    (71,442)
   Loss per share
     Net loss per share
      basic and diluted, as
      reported.............     (169.76)    (1,849.95)    (374.31)    (591.95)
     Net loss per share
      basic and diluted, as
      adjusted.............     (225.50)    (1,907.53)    (431.17)    (714.42)
     Pro forma net loss per
      share, as reported...         --            --     $   (.40)   $   (.64)
     Pro forma net loss per
      share, as adjusted...         --            --     $   (.46)   $   (.77)

   The effect of applying SFAS 123 as shown in the above pro forma disclosure is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

                           RIVERSTONE NETWORKS, INC.

   The fair value of each option grant under the Cabletron Equity Incentive Plan was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions used for grants in the years ended February 28, 1998, 1999, February 29, 2000 and December 2, 2000:

                            February 28, February 28, February 29, December 2,
                                1998         1999         2000        2000
                            ------------ ------------ ------------ -----------
   Risk-free interest
    rates..................       5.60%        5.11%        6.59%        5.75%
   Expected option lives...  4.7 years    6.5 years    6.5 years    6.4 years
   Expected volatility.....       60.4%        76.3%        70.1%        70.1%
   Expected dividend
    yields.................        0.0%         0.0%         0.0%         0.0%

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because Cabletron options held by Riverstone employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of these options.

   The fair value of each stock option grant under the Riverstone 2000 equity plan has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the nine months ended December 2, 2000, volatility of 65.3%; risk-free interest rate of 5.75%; 6.5 year expected life of options for all years; and 0% dividend yield. The weighted average fair value per share of options granted during the nine months ended December 2, 2000 was $3.09.

 (c) Employee Stock Purchase Plans

   Under Cabletron's two Employee Stock Purchase Plans (ESPP), options were granted to eligible Company employees twice yearly and are exercisable through the accumulation of employee payroll deductions from 2% to 10% of employee compensation as defined in the plan, for each plan. Accumulated payroll deductions may be used to purchase stock at 85% of the fair market value of the common stock at the beginning or end of the option period, whichever amount is lower, to a maximum of $12,500 in value determined at the beginning of the option period for each plan. In the years ended February 28, 1998, 1999, February 29, 2000 and the nine months ended December 2, 2000, 8,513 shares at a weighted average price of $29.28, 44,336 shares at $9.01, 97,316 shares at $7.57 and 145,046 shares at $15.01, respectively, were purchased for Company employees.

Note (14) Employee Benefit Plan

   The Company's eligible employees may participate in a plan known as the Cabletron 401(k) Plan ("the 401(k) Plan") which provides retirement benefits to the eligible employees of participating employers. As allowed under Section 401(k) of the Internal Revenue Code, the 401(k) Plan provides tax-deferred salary deductions for eligible employees. Participants may elect to contribute from 1% to 18% of their annual compensation to the 401(k) Plan each year, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, unless determined otherwise by the Cabletron board of directors, the 401(k) plan provides for a basic matching contribution each quarter on behalf of each eligible participant equal to the lesser of $250 or 50% of the participant's elective contributions for the quarter. The 401(k) plan also provides for a quarterly supplemental matching contribution equal to the lesser of $250 or 50% of the participant's elective contributions if Cabletron's performance meets a specified threshold. A catch-up matching contribution may be made where the participant's elective contributions are capped during the year by Internal

                           RIVERSTONE NETWORKS, INC.

Revenue Service limits. Employees become vested in the matching contributions according to a three year vesting schedule based on initial date of hire. The Company's expense related to matching contributions to the 401(k) Plan for the years ended February 28, 1998, February 28, 1999, February 29, 2000 and the nine months ended December 2, 2000 was $0, $0, $114,628 and $104,049, respectively.

   On or about March 1, 2001, Riverstone intends to establish a separate 401(k) plan for its employees.

Note (15) Quarterly Financial Data (in thousands)

                                                           Gross
                                              Net Sales    Profit     Net Loss
                                             ----------- ----------  ----------
                                             (unaudited) (unaudited) (unaudited)
   1999
   First Quarter............................   $   110    $   (99)   $(158,308)
   Second Quarter...........................       284        (90)      (9,610)
   Third Quarter............................       933         63       (9,123)
   Fourth Quarter...........................     1,957        401       (7,954)
                                               -------    -------    ---------
     Total Year.............................   $ 3,284    $   275    $(184,995)
                                               =======    =======    =========
   2000
   First Quarter............................   $ 2,480    $   955    $  (8,891)
   Second Quarter...........................     2,843        913      (11,577)
   Third Quarter............................     4,992      2,564      (10,414)
   Fourth Quarter...........................    12,761      6,668       (6,549)
                                               -------    -------    ---------
     Total Year.............................   $23,076    $11,100    $ (37,431)
                                               =======    =======    =========
   2001
   First Quarter............................   $15,778    $ 8,507    $ (12,513)
   Second Quarter...........................    20,554     11,397      (11,775)
   Third Quarter............................    26,784     15,141      (34,907)
                                               -------    -------    ---------
     Year to date...........................   $63,116    $35,045    $ (59,195)
                                               =======    =======    =========

   The first quarter of fiscal 1999 includes $150.0 million of in-process research and development charges related to the acquisition of Yago.

                           RIVERSTONE NETWORKS, INC.

Note (16) Transactions With Cabletron and Related Parties

   The consolidated financial statements include allocations of certain Cabletron expenses, including centralized legal, accounting, treasury, real estate, information technology, distribution, customer service, advertising, sales, marketing, engineering and other Cabletron corporate services and infrastructure costs. All of the allocations and estimates in the financial statements are based upon assumptions that the Company's and Cabletron's management believe to be reasonable reflections of the cost of services provided or benefit received by Riverstone. Allocations are based on headcount, revenue, square footage, usage and other appropriate methods. Allocated costs included in the accompanying consolidated statements of operations are as follows (in thousands):

                                         Years Ended                  Nine Months Ended
                            -------------------------------------- ------------------------
                            February 28, February 28, February 29, November 30, December 2,
                                1998         1999         2000         1999        2000
                            ------------ ------------ ------------ ------------ -----------
                                                                   (Unaudited)
   Cost of revenues........    $ --         $  132       $  464       $  282      $   15
   Sales and marketing.....       22           120        1,167          498         120
   Research and
    development............       35           539          469          369         102
   General and
    administrative.........      159         2,196        3,496        2,415       2,911

   During the years ended February 28, 1999 and February 29, 2000 and the nine months ended November 30, 1999 (unaudited) and December 2, 2000, the Company had sales to three customers of $236,028, three customers of $3,233,400, three customers of $1,844,069 and eight customers of $4,489,865 respectively, in which Cabletron maintains investments in private debt and equity securities accounted for under the cost method of accounting. The Company recognized revenue based on the fair value of the products sold to these companies. For those customers from which Cabletron received equity in lieu of cash, the Company recorded revenues equal to the cost of the product sold, as the fair value of the equity received was not determinable within reasonable limits. The revenues recorded by the Company relating to these transactions for the years ended February 28, 1999 and February 29, 2000 and for the nine months ended November 30, 1999 (unaudited) and December 2, 2000 were $21,825, $413,156, $321,456 and $196,393 respectively.

   During the nine months ended December 2, 2000, the Company began reselling Aprisma products in accordance with the terms reflected in the commercial agreement. The Company recorded revenues in the amount of $4,629,485 during the period. The Company recorded costs of sales of $3,591,927 associated with these revenues for the amount due to Aprisma related to these transactions. As of December 2, 2000, $1,660,530 is reflected in accounts payable related parties.

   On January 1, 2000, Cabletron issued a note to Romulus Pereira, our President and Chief Executive Officer, in the amount of $125,000. Mr. Pereira repaid the note in full on September 13, 2000.

   On April 12, 2000, Cabletron issued an additional note to Mr. Pereira in the amount of $400,000 to be applied to the payment of certain taxes owed by Mr. Pereira with respect to Cabletron shares that he received in connection with Cabletron's acquisition of Yago Systems, Inc. in 1998. The note bears interest at the rate of 6.46% per annum and is due in full on April 12, 2002.

   The Company has issued additional notes to some employees of the Company. These notes do not typically incur an interest charge and are normally for a term of twenty four (24) months. The outstanding principal amount of the note is payable twenty four (24) months from the commencement date, unless the employment is cancelled by either the employee or the Company, then the amount outstanding is immediately due.

                           RIVERSTONE NETWORKS, INC.

   Pursuant to the Services Agreement with Cabletron, the Company occupies space in Cabletron facilities in; Andover, Massachusetts; Atlanta, Georgia; Dallas, Texas; Denver, Colorado; New York, New York; Reading, United Kingdom and other international locations where principally sales and service personnel and engineers are based. A Cabletron subsidiary assigned to the Company its rights under the lease relating to the Company's Santa Clara, California facility, effective as of August 28, 2000.

   In connection with the transformation, effective March 1, 2000, certain Cabletron customers were identified and assigned to each of the other related parties, including the Company. As a result, the Company received certain accounts receivable balances and the related allowance for doubtful accounts that were not necessarily reflected in the Company's receivable balances at February 29, 2000.

   In accordance with the terms reflected in the commercial agreement with Enterasys, during the nine months ended December 2, 2000 the Company received revenue in the form of referral fees from Enterasys of $2,682,836. This amount reflects the Company's commission revenue from Enterasys for sales of Enterasys products to the Company's customers. Of this amount, $664,622 is reflected in the accounts receivable from related parties and the remaining $2,018,214 was paid by Enterasys as of December 2, 2000.

   In accordance with the commercial agreement, the accounts receivable balance stemming from the revenue recorded by Enterasys for its sales to the Company's customers will be collected by the Company and subsequently remitted to Enterasys. Reflected in the Company's prepaid expenses and other current assets at December 2, 2000 is $3,374,000 for amounts due from the Company's customers related to Enterasys sales to those customers.

   For purposes of governing certain of the ongoing relationships between Riverstone and Cabletron and other related parties at and after the contribution date and to provide for an orderly transition, Riverstone has entered into or will enter into various agreements with Cabletron and other related parties, which were reflected in the financial statements starting March 1, 2000. A brief description of each of the agreements follows.

 Transformation Agreement

   The Transformation Agreement contains key provisions relating to the separation of the Company and other related parties from Cabletron, as well as the initial public offering and the distribution of shares of the Company and other related parties to Cabletron stockholders. The agreement lists the documents and items that the parties delivered in order to accomplish the transfer of assets and liabilities from Cabletron to the Company, effective on the contribution date. The agreement also provides that the Company will not commence the initial public offering without the approval of Cabletron and Cabletron shall, in its sole and absolute discretion, determine whether to consummate the distribution. The agreement also contains covenants relating to exchange of information, auditing practices, resolution of disputes and other matters.

 Asset Contribution Agreement

   The Asset Contribution Agreement identifies the assets that Cabletron transferred to the Company and the liabilities that the Company assumed from Cabletron on the contribution date. The agreement also describes when and how these transfers and assumptions were to occur.

   Pursuant to the Asset Contribution Agreement, as consideration for the contribution of assets to the Company, Cabletron received 92,088,135 shares of Series A Convertible Preferred Stock of the Company. The Series A Convertible Preferred Stock is senior to the common stock of the Company and has a liquidation preference equal to $7.00 per share. The Series A Convertible Preferred Stock is convertible into common stock of the Company at any time at the option of the holder at a 1:1 ratio (subject to adjustment for stock

                           RIVERSTONE NETWORKS, INC.

splits and other recapitalization events) and will automatically convert into common stock of the Company upon the closing of an underwritten firm commitment public offering of shares of the common stock of the Company.

   Pursuant to the services agreement described below, an intercompany account will be maintained and administered by Cabletron which will track the intercompany amount ("I/C Amount"). Pursuant to the asset contribution agreement, Cabletron shall contribute or deduct an amount from the I/C Amount on the contribution date such that Riverstone's net working capital, defined as combined current assets minus combined current liabilities, as of June 3, 2000, pro forma to give effect to the separation, including the contribution to or deduction from the I/C Amount as of that date, was $60,000,000.

   In association with the transformation, beginning on June 3, 2000, the Cabletron central treasury began to administer the cash account of each subsidiary. The subsidiaries each receive an interest income allocation consistent with the return on the portfolio managed by Cabletron. The interest is based on the average cash balance attributable to each subsidiary. In accordance with this method, for the six months ended December 2, 2000, Riverstone received an interest allocation of approximately $1,550,000 based on an average portfolio return of 6.1%.

 Commercial Agreements with Related Parties

   Riverstone has entered into commercial agreements with Aprisma, GNTS and Enterasys (collectively known as "other related parties") to govern the relationships between Riverstone and the other related parties. These agreements establish the prices and other terms and conditions under which Riverstone will provide and obtain products and services to and from the other related parties. Each of these agreements provide that their terms will remain operative for three years or until a more definitive inter-company operating agreement between the parties is executed and becomes effective.

 Services Agreement

   The Company and Cabletron have entered into a services agreement that formalizes the terms and conditions under which Cabletron provides services to the Company. The services to be provided by Cabletron thereunder include information technology support services for functions including accounting, treasury and financial and cash account administration, tax, payroll, stockholder and public relations, legal, human resources, and other administrative functions.

   Pursuant to the services agreement, the Company maintains an intercompany account with Cabletron. Cabletron administers this account as part of the treasury services provided to the Company under the services agreement.

   The services agreement also allows the Company's eligible employees to continue to participate in Cabletron's benefits plans on comparable terms and conditions as existed prior to the contribution date until the date of the distribution by Cabletron of the common stock of the Company it holds to its stockholders or until the Company establishes benefit plans for its employees, or elects not to establish comparable plans, if it is not legally or financially practical. The services agreement also describes the manner in which Cabletron will share with the Company its owned and leased properties and office space.

   The services agreement permits Cabletron to engage subcontractors to perform all or any portion of the services described therein. The agreement allows the Company and Cabletron to adjust from time to time the nature and level of services provided by Cabletron to the Company thereunder. The services agreement specifies charges for the services provided by Cabletron to the Company. The initial term of the services

                           RIVERSTONE NETWORKS, INC.

agreement expires on August 28, 2002. The Company may terminate the services agreement with respect to all or any of the services provided under the agreement by providing written notice of at least a full fiscal quarter prior to such termination, provided that the Company may not terminate certain basic services for so long as it is a majority owned subsidiary of Cabletron. The Company is responsible for any additional costs imposed by third parties against Cabletron that result from such a termination. Cabletron may terminate the services agreement with respect to any or all of the services provided under the agreement by providing the Company at least sixty days' prior written notice.

 Tax Sharing Agreement

   The tax sharing agreement provides that for periods through and including the distribution by Cabletron of the Company's capital stock held by Cabletron to its stockholders, Cabletron will file all consolidated, combined or unitary income tax returns required to be filed by Cabletron with respect to the Company. For all periods beginning before the Company's distribution, the Company agreed to file all other income tax returns required to be filed by the Company and to be responsible for all taxes due in respect of such returns. For periods through and including the Company's distribution, the Company agreed to file all other tax returns required to be filed by it, and to be responsible for all taxes due with respect to such returns. The agreement also requires Cabletron to pay all taxes due on returns filed by Cabletron. The Company is required to pay Cabletron an amount equal to its tax liability for periods covered by such returns, determined on a separate return basis, as determined by Cabletron in its sole discretion. The agreement also requires Cabletron to pay the Company for any benefits realized by Cabletron or other related parties from the use of the Company's tax attributes. The agreement also provides that Cabletron is required to pay any tax due and will receive all refunds arising from adjustments in respect of returns filed by it, and the Company must reimburse Cabletron for taxes to the extent attributable to it or its business.

   The indemnity obligations of the Company and other related parties include taxes and any interest and penalties thereon for which the Company and other related parties are liable pursuant to the terms of the Tax Sharing Agreement.

   If the distribution of the Company, or of another related party to the agreement, to Cabletron's stockholders fails to qualify as a tax-free transaction, and such failure is the sole responsibility of the party whose stock is being distributed, or if such failure results from the stock of such party being acquired by one or more persons such that it is no longer treated as "qualified property" under section 355(c)(2) of the Internal Revenue Code, the party whose stock is being distributed shall indemnify each other party against any resulting taxes or other damages. If the Company's distribution, or the distribution of another related party to the agreement, fails to qualify as a tax-free transaction, and such failure is the responsibility both of the party whose stock is being distributed and of Cabletron, the party whose stock is being distributed and Cabletron shall severally indemnify each other party against any resulting taxes or other damages, each in proportion to its market value. If the Company's distribution, or the distribution of another related party to the agreement, fails to qualify as a tax-free distribution, and such failure is the sole responsibility of Cabletron, or if such failure results from the stock of Cabletron being acquired by one or more persons such that the stock that is being distributed is no longer treated as "qualified property" under section 355(c)(2) of the Internal Revenue Code, Cabletron shall indemnify each other party against any resulting taxes or other damages.

   Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the group's federal income tax liability. Accordingly, the Company and other related parties to the agreement could be required to pay a deficiency in the group's federal income tax liability for a period during which the Company and other related parties were members of the group event if the Tax Sharing Agreement allocates that liability to Cabletron or another member.

                           RIVERSTONE NETWORKS, INC.

   The agreement also assigns responsibilities for certain administrative matters such as the filing of returns, payment of taxes due, retention of records, and the conduct of audits, examinations or similar proceedings.

   On August 28, 2000, the closing of the transactions contemplated by the transformation agreement and contribution agreement described above occurred and the Company's separation from Cabletron became effective.

Note (17) Manufacturing and Key Suppliers

   The Company does not have internal manufacturing capacity. The Company currently outsources all manufacturing to one company, Flextronics International, Ltd., which manufactures its RS and IA products in Sunnyvale, California and its RS products in Limerick, Ireland.

   If the demand for products grows, the Company will need to increase material purchases and contract manufacturing capacity with Flextronics or add additional contract manufacturers. The Company intends to regularly introduce new products and product enhancements, which will require that the Company rapidly achieve volume production by coordinating efforts with those of suppliers and contract manufacturers.

   The Company currently purchases several key components used in the manufacture of products from single or limited sources and is dependent upon supply from these sources to meet our needs. The Company has worked with two suppliers to develop several key proprietary application specific integrated circuits ("ASICs") which are custom designed integrated circuits built to perform a specific function more rapidly than a general purpose microprocessor. These proprietary ASICs are very complex and each supplier is currently the sole source supplier for the specific types of ASICs that it supplies to the Company. The Company does not have a long-term fixed price or minimum volume agreement with either of these suppliers.

Note (18) The Strategic Investors

   Stock Purchase Rights Issued. On August 29, 2000, Cabletron entered into an amended securities purchase agreement with Silver Lake Partners, L.P. and granted to the strategic investors rights to purchase shares of the Company's common stock. In the transformation agreement, the Company agreed with Cabletron to perform its obligations under the securities purchase agreement. As adjusted through December 2, 2000, the strategic investors held rights to purchase:

  . up to 972,482 shares of common stock at a purchase price of $8.02 per share;

  . up to an additional 1,944,963 shares of common stock at a purchase price of $8.02 per share;

  . up to 1,944,963 shares of common stock at a purchase price of $9.25 per share; and

  . up to 648,321 shares of common stock at a purchase price of $11.72 per share.

   According to the terms of these stock purchase rights, these stock purchase rights were each adjusted to 90% of the gross price paid per share in this offering if that resulted in a purchase price lower than the purchase price stated above, except in the case of the 1,944,963 shares with an initial purchase price of $8.02. The Company had the right to require the strategic investors to purchase the 972,482 shares with an initial purchase price of $8.02 per share. The stock purchase rights also permit the exercise of these rights through the conversion of all or a portion of the rights into a number of shares of the Company's common stock having a market value equal to the difference between the aggregate market value of and the aggregate exercise price for the shares of the Company's common stock subject to the converted portion of the stock purchase rights.

   As of December 2, 2000, the stock purchase rights represented ownership of approximately 4.17% of the Company's outstanding fully-diluted common stock. The stock purchase rights provide for an adjustment so

                           RIVERSTONE NETWORKS, INC.

that if the Company issues additional stock options to directors, officers, employees or consultants, shares subject to the stock purchase right will be issuable at the same aggregate purchase price for a number of shares sufficient to maintain approximately the same fully-diluted percentage ownership level of the Company's common stock as if such additional stock options had not been issued.

   IPO Valuation Warrants. If the gross price per share of common stock issued in this offering multiplied by the number of shares of common stock outstanding immediately after this offering on a fully diluted basis exceeds $1.672 billion, the Company is required to issue to the strategic investors warrants to purchase a number of shares of the Company's common stock equal to $1.25 million divided by the gross price per share paid in this offering. The exercise price for these warrants will equal the gross price per share paid in this offering and these warrants will expire on the third anniversary of the date of issuance.

   Spin-Off Warrants. Concurrently with a distribution by Cabletron of the Company's capital stock to its stockholders, the Company is required to issue to the strategic investors warrants to purchase a number of shares equal to the number of shares that the investors would have received in the distribution if the investors had exercised the Cabletron warrants they hold immediately prior to the record date for the distribution. Subject to the adjustments provided in the Cabletron warrants, the warrants represent the right to buy 250,000 shares of Cabletron common stock at an exercise price of $45 per share and the right to buy an additional 200,000 shares of Cabletron common stock at an exercise price of $35 per share. Based upon Cabletron's current ownership of the Company, the strategic investors' current holding of Cabletron warrants, and assuming no change in the number of outstanding shares of Cabletron capital stock outstanding from the 184,830,988 shares outstanding at December 2, 2000, the total number of shares subject to the new warrants that the Company would issue to the investors relating to a distribution by Cabletron of the Company's capital stock to its stockholders would be 220,701. These new warrants will have an aggregate exercise price that bears the same relationship to the aggregate exercise price for the Cabletron warrants as the equity value of the Company bears to the equity value of Cabletron at the time the Company issues the new warrants. The warrants expire on the later of August 30, 2007 and the third anniversary of the distribution by Cabletron of the Company's capital stock to its stockholders.

   In addition, the strategic investors have purchased preferred stock and warrants in Cabletron and rights to acquire common stock of each of Aprisma, Enterasys and GNTS. After deducting transaction fees and expense fees payable by Cabletron to the strategic investors, the strategic investors paid $87,750,000 for all of the above mentioned instruments. Cabletron has agreed with Silver Lake that upon the completion of the determination of the appropriate allocation of this aggregate consideration among the instruments issued to the strategic investors, Cabletron will pay to the Company an amount of cash equal to the portion of the aggregate consideration allocated to the purchase rights, IPO valuation warrants and spin-off warrants issued or to be issued by the Company. When completed, the allocated purchase price will increase the cash and additional paid in capital of the Company.

                           RIVERSTONE NETWORKS, INC.

Note (19) Leases

   The Company's principal administrative, sales, marketing and research and development facilities are located in an approximately 129,200 square foot facility located in Santa Clara, California. A subsidiary of Cabletron entered into a lease with respect to this January of 1999, and assigned this lease to the Company effective August 28, 2000 in connection with the Company's separation from Cabletron. The initial term of the lease expires on February 28, 2006.

   Future minimum payments as of December 2, 2000 under the operating leases consist of the following (in thousands):

                                                                     Fiscal Year
                                                                     -----------
   2001 (three months ended)........................................   $   639
   2002.............................................................     2,713
   2003.............................................................     2,822
   2004.............................................................     2,935
   2005.............................................................     3,052
   Thereafter.......................................................     3,174
                                                                       -------
     Total minimum lease payments...................................   $15,335
                                                                       =======

   Rental expenses prior to the assignment of the lease for years ended February 28, 1999, February 29, 2000 and nine months ended December 2, 2000 were $1,886,132, $1,390,176 and $2,013,992 respectively.

Note (20) Subsequent events (unaudited)

   On December 21, 2000, the Company, with approval of its Board of Directors, amended its Certificate of Incorporation providing for an increase in its authorized shares including 250,000,000 shares of common stock and 92,088,135 shares of preferred stock.

   In connection with the Company's registration statement relating to its initial public offering being declared effective, the strategic investors elected to exercise stock purchase rights such that the Company will issue 5,401,970 shares of its common stock in respect of such rights.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuances and Distribution.

   The following table lists the expenses of the issuance and distribution of the securities being registered by this registration statement:

   SEC Registration Fee................................................... $*
   Blue Sky Fees and Expenses.............................................  *
   Printing and Engraving Costs...........................................  *
   Legal Fees and Expenses................................................  *
   Accounting Fees and Expenses...........................................  *
   Miscellaneous..........................................................  *
                                                                           ----
     TOTAL................................................................ $
                                                                           ====

--------
* To Be filed by amendment.

   The amounts listed, except for the Securities and Exchange Commission registration fee, are estimates. Cabletron has agreed to indemnify us for all expenses incurred in this rescission offer.

Item 14. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him for the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any person serving in a covered capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and except that no indemnification shall be made for any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware court of chancery or another court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for expenses which the court of chancery or other court shall deem proper.

   Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividends and unlawful stock purchase and redemption), or (iv) for any transaction from which the director derived an improper personal benefit.

   The registrant's restated certificate of incorporation, as amended, provides that the company's directors shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. The restated certificate of incorporation, as amended, further provides that the registrant shall indemnify its directors and officers to the full extent permitted by the law of the state of Delaware.

Item 15. Recent Sales of Unregistered Securities.

   On August 28, 2000 we issued 92,088,135 shares of our Series A Preferred Stock as consideration for the assignment to us by Cabletron of certain assets and liabilities pursuant to an asset contribution agreement. The assets contributed by Cabletron as consideration for the shares were valued at $66,735,000. All 92,088,135 shares of Series A Preferred Stock issued to Cabletron were converted to common stock in connection with our initial public offering.

   On August 30, 2000 we granted to Silver Lake Partners, L.P. and its affiliates and to an affiliate of Morgan Stanley Dean Witter rights to purchase shares of our common stock.

   Concurrent with our initial public offering, the strategic investors exercised their purchase rights to purchase an aggregate of 5,401,970 shares of our common stock for aggregate cash consideration of $46.6 million. Certain of the stock purchase rights were exercised through the conversion of a portion of the rights into a number of shares of our common stock having a market value equal to the difference between the aggregate market value of and the aggregate exercise price for the shares of our common stock subject to the converted portion of the stock purchase rights.

   As of March 3, 2001, the shares acquired by the strategic investors upon exercise of the stock purchase rights represented ownership of 5.03% of our outstanding common stock.

   Additionally, because the gross price per share of common stock issued in our initial public offering multiplied by the number of shares of common stock outstanding immediately after the offering on a fully diluted basis exceeded $1.62 billion, we were required to issue to the strategic investors warrants to purchase 104,167 shares of our common stock, representing $1.25 million divided by the gross price per share paid in this offering. The exercise price for these warrants is $12 per share and these warrants will expire on February 22, 2004.

   Concurrently with a distribution by Cabletron of our capital stock to its stockholders, we are required to issue warrants to the strategic investors to purchase a number of shares equal to the number of shares that the investors would have received in such distribution if the investors had exercised the Cabletron warrants they held immediately prior to the record date related to the distribution. As of December 2, 2000 there were 184,830,988 shares of Cabletron's capital stock outstanding and the strategic investors held warrants to purchase 450,000 shares of Cabletron common stock. Assuming no change in these amounts from December 2, 2000 through the date of distribution and that as of the distribution Cabletron owns 92,088,235 shares of our common stock, we would be required to issue warrants to the strategic investors to purchase 220,701 shares of our common stock. These new warrants will have an aggregate exercise price that bears the same relationship to the aggregate exercise price for the Cabletron warrants as the equity value of Riverstone bears to the equity value of Cabletron at the time we issue the new warrants.

   The issuances described in this Item 15 were deemed to be exempt from registration in reliance upon Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statements Schedules

   (a) Exhibits

   The following exhibits are filed with this registration statement.

 Exhibit
   No.                                 Description
 -------                               -----------
  2.1#**  Amended and Restated Transformation Agreement effective as of June 3,
           2000 among Cabletron, Aprisma, Enterasys, GNTS and the Registrant.

  2.2#**  Amended and Restated Asset Contribution Agreement effective as of
           June 3, 2000 between Cabletron and the Registrant.

  2.3**   Tax Sharing Agreement dated as of June 3, 2000 among Cabletron,
           Aprisma, Enterasys, GNTS and the Registrant.

  2.4**   Memorandum of Agreement regarding Aprisma-Riverstone Inter-Company
           Operations dated June 3, 2000.

  2.5**   Memorandum of Agreement regarding Enterasys-Riverstone Inter-Company
           Operations dated June 3, 2000.

  2.6**   Memorandum of Agreement regarding GNTS-Riverstone Inter-Company
           Operations dated June 3, 2000.

  2.7**   Services Agreement between Cabletron and the Registrant dated August
           28, 2000.

  2.8**   Distribution-Related Option Agreement among Cabletron, Aprisma,
           Enterasys, GNTS and the Registrant.

  3.1**   Amended and Restated Certificate of Incorporation of the Registrant.

  3.2**   Amended and Restated By-Laws of the Registrant.

  4.1**   Form of the Registrant's Common Stock Certificate.

  4.2**   Amended and Restated Security Purchase Agreement between Cabletron and Silver Lake, dated August 29, 2000.

  4.3**   Assignment Agreement among Silver Lake and the Investors named therein, dated August 29, 2000.

  4.4**   Form of Stock Purchase Right.

  4.5**   Form of Warrant.

  4.6**   Registration Rights Agreement between the strategic Investors and the
           Registration, dated August 29, 2000.

  4.7**   Standstill Agreement between Cabletron and Silver Lake Partners dated
           August 29, 2000.

  5.1*    Opinion of Ropes & Gray.

 10.1**   Riverstone Networks, Inc. 2000 Equity Incentive Plan.

 10.2**   Riverstone Networks, Inc. Form of Option Grant.

 10.3**   Form of the Company's Change-In-Control Severance Benefit Plan for
           Key Employees.

 10.4     [Intentionally omitted.]

 10.5     [Intentionally omitted.]

 10.6     [Intentionally omitted.]

 10.7     [Intentionally omitted.]

 10.8+**  Flextronics International Manufacturing Services Contract dated as of
           March 1, 2000.

 10.8.1** Enterasys-Riverstone FMA Products Agreement dated as of September 29,
           2000.

 Exhibit
   No.                                Description
 -------                              -----------
 10.9**   Promissory Note dated April 12, 2000 of Romulus Pereira.

 10.10**  Lease Agreement between WMP II Real Estate Limited Partnership and
           Cabletron Systems Sales and Service, Inc., dated January 6, 1999, together with Estoppel Certificate dated June 13, 2000.

 10.11**  Assignment of Lease effective August 28, 2000 between Cabletron
           Systems Sales and Service, Inc.

 10.12+** Strategic Alliance Agreement between the Registrant and Tellabs
           Operations, Inc. dated November 17, 2000.

 10.13**  Consent of C. Lee Cox.

 10.14**  Consent of Jorge A. del Calvo.

 10.15**  Consent of Christopher Paisley.

 10.16**  Riverstone Networks, Inc. 2000 Equity Incentive Plan Nonstatutory
           Stock Option granted to Piyush Patel.

 10.17**  Riverstone Networks, Inc. 2000 Equity Incentive Plan Nonstatutory
           Stock Option granted to David Kirkpatrick.

 10.18**  Riverstone Networks, Inc. 2000 Equity Incentive Plan Nonstatutory
           Stock Option granted to Eric Jaeger.

 21.1**   Subsidiaries of the Registrant.

 23.1     Consent of KPMG LLP, Independent Auditors.

 23.2*    Consent of Counsel (included in Exhibit 5.1).

 24.1     Power of Attorney (included on signature page).

 27.1*    Financial Data Schedule.

 99.1*    Form of Letter of Transmittal.

 99.2*    Form of Letter of Offer to Repurchase Shares

--------
 * To be filed by amendment.

** Incorporated by reference to the same numbered exhibit to the Registrant's
   Registration Statement on Form S-1, File No. 333-45958, originally filed with the Commission on September 18, 2000, as amended.

# The Registrant agrees to furnish supplementally to the Commission a copy of any omitted scheduled or exhibit to the agreement upon request by the Commission.

+ Confidential treatment has been granted by the Commission for portions of this exhibit. An unredacted version of this exhibit has been filed separately with the Commission.

   (b) Financial Statement Schedules

   The following financial statement schedule, together with the Report of Independent Auditors thereon, is filed as part of this Registration Statement:

     Schedule II--Valuation and Qualifying Accounts

Item 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant as described in the provisions above, the registrant has been advised that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person relating to the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

   The undersigned registrant undertakes that:

     (1) For purposes of determining any liability under the Act, the information which may be omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form or prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in that registration statement, and the offering of securities at that time shall be deemed to be the initial bona fide offering of those securities.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on April 12, 2001.

                                          RIVERSTONE NETWORKS, INC.

                                                 /s/ Romulus Pereira
                                          By __________________________________
                                                     Romulus Pereira
                                           President, Chief Executive Officer
                                                       and Director

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Romulus Pereira, Robert Stanton and Eric Jaeger, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                         Title                 Date
             ---------                         -----                 ----

      /s/ Romulus Pereira            President, Chief Executive April 12, 2001
____________________________________  Officer and Director
          Romulus Pereira             (principal executive
                                      officer)

       /s/ Robert Stanton            Executive Vice President   April 12, 2001
____________________________________  of Finance and Chief
           Robert Stanton             Financial Officer
                                      (principal financial and
                                      accounting officer)

        /s/ Piyush Patel             Chairman of the Board      April 12, 2001
____________________________________
            Piyush Patel

        /s/ Eric Jaeger              Secretary and Director     April 12, 2001
____________________________________
            Eric Jaeger

         /s/ C. Lee Cox              Director                   April 12, 2001
____________________________________
             C. Lee Cox

             Signature                         Title                 Date
             ---------                         -----                 ----


     /s/ Jorge A. del Calvo          Director                   April 12, 2001
____________________________________
         Jorge A. del Calvo


    /s/ Christopher Paisley          Director                   April 12, 2001
____________________________________
        Christopher Paisley

                                 EXHIBIT INDEX

 Exhibit
   No.                                 Description
 -------                               -----------
  2.1#**  Amended and Restated Transformation Agreement effective as of June 3,
           2000 among Cabletron, Aprisma, Enterasys, GNTS and the Registrant.

  2.2#**  Amended and Restated Asset Contribution Agreement effective as of
           June 3, 2000 between Cabletron and the Registrant.

  2.3**   Tax Sharing Agreement dated as of June 3, 2000 among Cabletron,
           Aprisma, Enterasys, GNTS and the Registrant.

  2.4**   Memorandum of Agreement regarding Aprisma-Riverstone Inter-Company
           Operations dated June 3, 2000.

  2.5**   Memorandum of Agreement regarding Enterasys-Riverstone Inter-Company
           Operations dated June 3, 2000.

  2.6**   Memorandum of Agreement regarding GNTS-Riverstone Inter-Company
           Operations dated June 3, 2000.

  2.7**   Services Agreement between Cabletron and the Registrant dated August
           28, 2000.

  2.8**   Distribution-Related Option Agreement among Cabletron, Aprisma,
           Enterasys, GNTS and the Registrant.

  3.1**   Amended and Restated Certificate of Incorporation of the Registrant.

  3.2**   Amended and Restated By-Laws of the Registrant.

  4.1**   Form of the Registrant's Common Stock Certificate.

  4.2**   Amended and Restated Security Purchase Agreement between Cabletron and Silver Lake, dated August 29, 2000.

  4.3**   Assignment Agreement among Silver Lake and the Investors named therein, dated August 29, 2000.

  4.4**   Form of Stock Purchase Right.

  4.5**   Form of Warrant.

  4.6**   Registration Rights Agreement between the strategic Investors and the
           Registration, dated August 29, 2000.

  4.7**   Standstill Agreement between Cabletron and Silver Lake Partners dated
           August 29, 2000.

  5.1*    Opinion of Ropes & Gray.

 10.1**   Riverstone Networks, Inc. 2000 Equity Incentive Plan.

 10.2**   Riverstone Networks, Inc. Form of Option Grant.

 10.3**   Form of the Company's Change-In-Control Severance Benefit Plan for
           Key Employees.

 10.4     [Intentionally omitted.]

 10.5     [Intentionally omitted.]

 10.6     [Intentionally omitted.]

 10.7     [Intentionally omitted.]

 10.8+**  Flextronics International Manufacturing Services Contract dated as of
           March 1, 2000.

 10.8.1** Enterasys-Riverstone FMA Products Agreement dated as of September 29,
           2000.

 10.9**   Promissory Note dated April 12, 2000 of Romulus Pereira.

 10.10**  Lease Agreement between WMP II Real Estate Limited Partnership and
           Cabletron Systems Sales and Service, Inc., dated January 6, 1999, together with Estoppel Certificate dated June 13, 2000.

 Exhibit
   No.                               Description
 -------                             -----------

 10.11**  Assignment of Lease effective August 28, 2000 between Cabletron
           Systems Sales and Service, Inc.

 10.12+** Strategic Alliance Agreement between the Registrant and Tellabs
           Operations, Inc. dated November 17, 2000.

 10.13**  Consent of C. Lee Cox.

 10.14**  Consent of Jorge A. del Calvo.

 10.15**  Consent of Christopher Paisley.

 10.16**  Riverstone Networks, Inc. 2000 Equity Incentive Plan Nonstatutory
           Stock Option granted to Piyush Patel.

 10.17**  Riverstone Networks, Inc. 2000 Equity Incentive Plan Nonstatutory
           Stock Option granted to David Kirkpatrick.

 10.18**  Riverstone Networks, Inc. 2000 Equity Incentive Plan Nonstatutory
           Stock Option granted to Eric Jaeger.

 21.1**   Subsidiaries of the Registrant.

 23.1     Consent of KPMG LLP, Independent Auditors.

 23.2*    Consent of Counsel (included in Exhibit 5.1).

 24.1     Power of Attorney (included on signature page).

 27.1*    Financial Data Schedule.

 99.1*    Form of Letter of Transmittal.

 99.2*    Form of Letter of Offer to Repurchase Shares

--------
 * To be filed by amendment.

** Incorporated by reference to the same numbered exhibit to the Registrant's
   Registration Statement on Form S-1, File No. 333-45958, originally filed with the Commission on September 18, 2000, as amended.

# The Registrant agrees to furnish supplementally to the Commission a copy of any omitted scheduled or exhibit to the agreement upon request by the Commission.

+ Confidential treatment has been granted by the Commission for portions of this exhibit. An unredacted version of this exhibit has been filed separately with the Commission.